082-03428

(THE COMPANIES ACT, 1956.)

Public Company Limited By Shares

CERTIFIED TRUE COPY

HINDALCO

ADITYA BIRLA GROUP

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
ASST. VICE - PRESIDENT &
COMPANY SECRETARY

08001772

Memorandum

AND

Articles of Association

of

HINDALCO INDUSTRIES LIMITED

SUPPL

(As Amended upto 25th March, 2008)

PROCESSED
APR 1 8 2008
THOMSON
FINANCIAL

Registered and Incorporated

as a Public Limited Company
on the 15th day of December, 1958.

Certificate for Commencement

of Business

Pursuant to Section 149(3) of the Companies Act, 1956

I hereby Certify that the **Hindustan Aluminium Corporation Limited** which was incorporated under the Companies Act, 1956, on the Fifteenth day of December, 1958 and which has this day filed a duly verified declaration in the prescribed form that the conditions of Section 149(2) (a) to (c) of the said Act, have been complied with is entitled to commence business.

Given under my hand at Bombay this Twenty Seventh day of April One Thousand Nine Hundred and Fifty Nine (7th Vaisakh, 1881).

The Seal of the
Registrar of Companies
Bombay

(Sd.) S. VENKATARAMAN
Registrar of Companies,
BOMBAY

CERTIFIED TRUE COPY

For **HINDALCO INDUSTRIES LIMITED**

ANIL MALIK
ASST. VICE - PRESIDENT &
COMPANY SECRETARY

The Seal of the
Registrar of Companies
Bombay

FORM I. R.

Certificate of Incorporation

No. 11238 of 1958/59.

I hereby Certify that **Hindustan Aluminium Corporation Limited** is this day incorporated under the Companies Act, 1956 (No. 1 of 1956) and that the Company is Limited.

Given under my hand at Bombay this Fifteenth day of December One Thousand Nine Hundred and Fifty Eight. (24th Agrahayana, 1880).

CERTIFIED TRUE COPY

For **HINDALCO INDUSTRIES LIMITED**
ANIL MALIK
ASST. VICE - PRESIDENT &
COMPANY SECRETARY

(Sd.) S. VENKATARAMAN
Registrar of Companies,
BOMBAY

No. 11-11238

Fresh Certificate of Incorporation Consequent on Change of Name

In the office of the Registrar of Companies, Maharashtra, Bombay.

In the matter of ***HINDUSTAN ALUMINIUM CORPORATION LIMITED**

I hereby approve and signify in writing under Section 21 of the Companies Act, 1956 (Act I of 1956) read with the Government of India, Department of Company Affairs, Notification No. GS.R. 507E dated the 24th June, 1985 the change of name of the company from

HINDUSTAN ALUMINIUM CORPORATION LIMITED

to

HINDALCO INDUSTRIES LIMITED

and I hereby certify that **HINDUSTAN ALUMINIUM CORPORATION LIMITED** which was originally incorporated on FIFTEENTH day of DECEMBER 1958 under the **COMPANIES Act, 1956 and, under the name **HINDUSTAN ALUMINIUM CORPORATION LIMITED** having duly passed the necessary resolution in terms of section 21 of the Companies Act, 1956 the name of the said Company is this day changed to

HINDALCO INDUSTRIES LIMITED

and this certificate is issued pursuant to section 23(1) of the said Act.

GIVEN UNDER MY HAND AT BOMBAY THIS NINTH DAY OF OCTOBER 1989 (One thousand nine hundred EIGHTYNINE.)

The Seal of the Registrar of Companies Maharashtra Bombay

CERTIFIED TRUE COPY

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
ASST. VICE - PRESIDENT &
COMPANY SECRETARY

(R. AGHORAMURTHY)
Registrar of Companies,
Maharashtra, Bombay.

Note :

1* Here give the name of the company as existing prior to change.

2** Here give the name of the Act(s) under which company was originally registered and incorporated.

MEMORANDUM

&

ARTICLES OF ASSOCIATION

OF

HINDALCO INDUSTRIES LIMITED

CONTENTS

(5) TRANSFER AND TRANSMISSION OF SHARES

(6) STOCKS

(7) ALTERATIONS OF CAPITAL

(3) VOTES OF MEMBERS

VII. DIRECTORS

(1) GENERAL PROVISIONS

(4) INDEMNITY

Indemnity	214	51
Individual responsibility of Directors	215	51

MEMORANDUM OF ASSOCIATION

OF

HINDALCO INDUSTRIES LIMITED

I. The name of the Company is "HINDALCO INDUSTRIES LIMITED."

II. The Registered Office of the Company will be situated in the State of Bombay, India.

III. The objects for which the Company is established are :

(1) To manufacture and/or produce and/or otherwise engage generally in the manufacture or production of or dealing in alumina, aluminium and aluminium products and by-products and the sale dealing or other disposition of alumina, aluminium and aluminium products and by-products and to do all acts and things necessary or required in the premises.

(2) To conduct and carry on any business relating to electro-chemical products and metals, including aluminium and sodium, and their alloys, including the production or manufacture of and trading and/or sale or dealing in such products and metals.

(3) Without prejudice to the generality of the other powers of the Company:

(a) to mine, quarry, smelt, refine, manufacture, process, fabricate, purchase or otherwise acquire, sell or otherwise dispose of or deal in bauxite and other aluminium-bearing ores, alumina, aluminium, aluminium alloys and compounds, aluminium goods, wares and products of all kinds, chemicals, chemical compounds and metals, minerals or other materials of every kind needed for or resulting from the mining, production or processing of bauxite or other aluminium-bearing ores, alumina, aluminium and aluminium products of every kind.

(b) to search for, inspect, prospect, examine, explore, mine, quarry, purchase or otherwise acquire in the Union of India, or elsewhere in the world, bauxite or other aluminium bearing ores, feldspar, fluorspar and all other metals, minerals and mineral substances of every kind which may be of direct or indirect use in the production of alumina, aluminium and aluminium products or which may result as an incident to or by-product of any of the foregoing.

(c) to make or cause to be made studies, reports and tests to determine the desirability and feasibility of establishing an integrated aluminium business in the Union of India or to determine the desirability and feasibility of establishing plants, factories, mines and other facilities at various locations to serve such an aluminium business.

(4) To buy, sell, smelt, refine, manufacture, and deal in minerals and metals of all kinds.

(5) To buy, sell, manufacture and/or deal in machinery plant, implements, rolling stock, hardware, and other articles and things which may be of use in connection with the business of the Company including metallurgical or other operations which may be required by those employed in or about the business of the Company..

(6) To search for, get, work, raise, make merchantable, sell and deal in iron, coal, stone, brick-

earth, bricks and any other metals, minerals or substances.

(7) To purchase, take on lease or on royalty basis or otherwise acquire mines, mining rights and lands or any interest therein.

(8) To search for, inspect, prospect, examine and explore, take on licence, lease, purchase or otherwise acquire any territories, lands and places in India or elsewhere for the purpose or extracting, drawing, purifying, refining, smelting, manufacturing or otherwise producing and dealing in or quarrying any ores, metals or other minerals and substances or for the purpose of carrying on any of the businesses of the Company, and to employ and equip expeditions, commissions, experts or other agents for any purpose connected with such business.

(9) To introduce, buy or sell in the Union of India or elsewhere in the world as importers, exporters, merchants, manufacturers, agents or otherwise, any metals, minerals, mineral substances, chemicals, goods and materials, articles, or appliances and generally to purchase, sell, deal in and supply as manufacturers, distributors, merchants, agents or otherwise all kinds of metals, minerals, mineral substances, chemicals, goods, products, appliances or things which can be advantageously dealt in by the company to attain the foregoing objects, and to carry on operations or business of any nature which the company from time to time may deem fit or expedient to carry on in connection with its main business at any time being conducted and which may seem calculated or capable of being conducted so as to directly or indirectly benefit the Company.

(10) To carry on the business of a waterworks company in all its branches and to sink wells and shafts, and to make, build and construct, lay down and maintain, reservoirs, waterworks, cisterns, culverts, filter-beds, main and other pipes and appliances, and to execute and do all other works and things necessary or convenient for obtaining, storing, selling, delivering, measuring and distributing water, or otherwise, for the purposes of the Company.

(11) To carry on either in connection with the aforesaid business or as distinct and separate business the trades or business of :

(a) general metal founders, casters, spinners, rollers and workers of and in metals and their alloys including aluminium and sodium and their alloys, and metallic combinations of all kinds,

(b) electrical, civil and/or mechanical engineers,

(c) metal and mineral merchants,

(d) miners,

(e) carriers, merchants and contracts,

(f) iron masters, steel makers, steel converts, colliery and mine proprietors, coke manufacturers, smelters, refiners, tinplate makers and iron founders, in all their respective branches.

(g) boiler makers, millwrights, machinists and smiths in all their respective branches,

(h) chemicals, in all their different branches, manners and distilles,

(i) gas makers,

(j) manufactures of machinery, tool-makers, brass founders, metal workers, wood-workers, and to buy, sell, manufacture, repair, convert, alter, let on hire and deal in machinery, implements, rolling stock and hardware of all kinds.

(k) metallurgists and chemists,

(l) manufacturing and dealing in all kinds of industrial and other preparations and articles and compounds.

(m) dye-making, paints including oilpaint, pigments and varnishes,

(n) electrical, chemical, photographical and scientific apparatuses and materials,

(o) an Electric Power, Light and Supply Company in all its branches, in accordance with the law in force for the time being and in particular to construct, lay down, establish, fix and carry out all necessary power stations, cables, wires, lines, accumulators, lamps and works, and to generate, acquire by purchase in bulk, accumulate, distribute and supply by sale, exchange or otherwise electricity, and to light cities, towns, streets, and buildings and places, both public and private,

(p) electricians, mechanical engineers, suppliers of electricity for the purposes of light, heat motive power or otherwise, and manufacturers of and dealers in all kinds of electrical machinery and apparatus and things required for or capable of being used in connection with the generation, distribution, supply, accumulation and employment of electricity, galvanism, magnetism or otherwise,

(q) quarry masters and stone merchants, and to buy, sell, get, work, shape, hew, carve, polish, crush, and prepare for market or use stone of all kinds.

(r) road and pavement makers and repairers and manufacturers of and dealers in lime, cement, mortar, concrete and building materials of all kinds, and as builders and contractors for the execution of works and buildings of all kinds in the construction of which stone is required.

(12) To build, construct, maintain, enlarge, pull down, remove or replace, improve or develop and to work, manage and control any buildings, offices, factories, mills foundries refineries, furnaces, godowns, warehouses, shops, machinery, engines, roads, ways, railways, tramways or other means of transport, siding bridges, reservoirs, dams, watercourses, water systems, wharves, electric works, gas works, or works operated by any other kind of power and also such other machinery equipment conveyances, works and conveniences which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of those things and/or to join with any other person or Company or with any Government or Governmental authority in doing any of these things.

(13) To apply for, purchase, or otherwise acquire, and protect and renew in any part of the world any patents, patent rights, brevets d'invention, trade marks, designs, licences, concessions, and the like, conferring any exclusive or non-exclusive or limited rights to their use, or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired, and

to expend money in experimenting upon testing or improving any such patents, inventions or rights, and without prejudice to the generality of the above any contracts, monopolies or concessions for or in relation to the supply and sale of any minerals, metals, products or other substances, materials, articles or things or for or in relation to the construction, execution, carrying out equipment improvement, management, administration, or control of any works and conveniences required for the purpose of carrying out any of the aforesaid business and to undertake, execute, carry out, dispose of or otherwise turn to account such contracts, monopolies or concessions.

(14) To acquire from any Government, Central, State, Local or Foreign or public body, or persons or authority, or from any private individual any concessions, grants, decrees, rights, powers, and privileges whatsoever which may seem to the Company capable of being turned to account, or which the Company may think directly or indirectly conducive to any of its objects or capable of being carried on in connection with its business, and to work, develop, carry out, exercise and turn to account the same.

(15) To apply for, promote and obtain any Act of Parliament, charter privilege, concession, licence, or authorisation of any Government, State or Municipality, provisional order or licence from any authority for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modification of the constitution of the Company or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company.

(16) To provide clean, comfortable, and inexpensive residential and/or sleeping accommodation for workmen and others, and in connection therewith to afford to such persons facilities and conveniences for washing, bathing, cooking, reading, writing and finding employment, and for the purchase, sale and consumption of provisions, both liquid and solid, and for the safe custody of goods.

(17) For any of the purposes of the Company to carry on all or any of the business of importers, exporters, refrigerators, shipowners, charterers of ships or other vessels, warehousemen, merchants, carriers, forwarding agents and wharfingers.

(18) To carry on any business relating to the winning and working of minerals, the production and working of metals and the production, manufacture, and preparation of any other materials which may be usefully or conveniently combined with the manufacturing or engineering business of the company, or any contracts undertaken by the company, and either for the purpose only of such contracts or as an independent business.

(19) To carry on any other business or any business of any other kind or quality whether manufacturing or otherwise which may seem to the company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's properties or rights.

(20) To experiment and to incur expenses necessary for the purpose with a view to improve on the present method and process of working the several business which the Company is authorised to carry on and to carry on research for improving, developing or effecting economy and greater efficiency in the processes for the production, manufacture and working of or trading or dealing in the various substances, materials and articles and things or with any of the businesses for which the Company is established.

(21) To purchase, take on lease or licence or in exchange hire or otherwise any real and/or

personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business or may enhance the value of any other property of the Company and in particular any land (freehold, leasehold or other tenure) buildings, easements, machinery plant and stock-in-trade and on any such lands to erect buildings, factories, sheds, godowns, or other structures for the works, and purposes of the Company and also for the residence and amenity of its employees, staff and other workmen and erect and install machinery and plant and other equipments deemed necessary or convenient or profitable for the purposes of the Company.

(22) To exchange, sell convey, assign or lend on lease or grant licence for the whole or any part of the Company's immovable properties and to accept as consideration or in lieu thereof other land or cash or Government Securities, or securities guaranteed by Government or shares in Joint Stock Companies or partly the one and partly the other or such other property or securities as may be determined by the Company and to take back or re-acquire any property so disposed of by repurchasing or leasing the same or obtaining a licence for such price or prices and on such terms and conditions as may be agreed upon.

(23) To enter into any agreements with the Government of India or any other Government or with any authorities, public, Municipal, local, railway, or otherwise or with any other person, that may seem conducive to the objects of the Company or any of them, and to obtain from any such Government, authority or persons any rights, privileges, charities, contracts, licences and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply therewith and dispose of or turn to account the same.

(24) To amalgamate, enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint adventure or reciprocal concession, or for limiting competition with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which the Company is authorised to carry on or engage in, or which can be carried on in conjunction therewith or which is capable of being conducted so as directly or indirectly to benefit the Company.

(25) To purchase or otherwise acquire and undertake the whole or any part of the business, property, rights and liabilities of any person, firm or company carrying on or proposing to carry on any business which this Company is authorised to carry on, or possessed or property or rights suitable for any of the purposes of the Company, or which can be carried on in conjunction therewith or which is capable of being conducted so as directly or indirectly to benefit the Company and to purchase, acquire, sell and deal in property, share stocks, debenture-stock of any such person firm or company and to conduct, make or to carry into effect any arrangements in regard to the winding up of the business of any such person, firm or Company.

(26) To improve, manage, develop, grant rights or privileges in respect of, or otherwise deal with, all or any part of the property and rights of the Company.

(27) To promote and form and to be interested in and take, hold and dispose of shares in other companies and to transfer to any such company any property of this Company, and to take or otherwise acquire, hold and dispose of shares, debentures and other securities in or of any such company and to subsidies or otherwise assist any such company.

(28) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Company and to obtain and justify public confidence and to avert or minimise financial disturbances which might affect the Company.

(29) To sell, lease, mortgage or otherwise dispose of or transfer the business, property assets or undertaking of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares, stocks, debentures or other securities of any other company whether or not having objects altogether or in part similar to those of the Company.

(30) To pay for any rights or property acquired by the Company, and to remunerate any person or company whether by cash payment or by allotment of shares, debentures or other securities of the Company credited as paid up in full or in part or otherwise.

(31) To execute an agreement (a draft whereof has been subscribed by the Secretary Shri K.N. Srivastava for the purposes of identification only) with Kaiser Engineers Overseas Corp. to perform the preliminary investigations and engineering studies to determine the economics in relation to an aluminium project and to reimburse all expenses incurred or to be incurred pursuant to the said agreement as specified therein.

(32) To payout of the funds of the Company all costs, charges and expenses which the Company may lawfully pay with respect to the promotion, formation and registration of the Company and/or the issue of its capital or which the Company shall consider to be preliminary, including therein the cost of advertising, printing and stationery and commission for obtaining application for taking, placing or underwriting or procuring the underwriting of shares, debentures or other securities of the Company, expenses attendant upon the formation of agencies, branches and local boards.

(33) Upon any issue of shares, debentures or other securities of the Company, to employ brokers, commission agents and under writers and to provide for the remuneration of such persons for their services by payment in cash or by the issue of shares, debentures or other securities of the Company or by the granting of options to take the same, or in any other manner allowed by law.

(34) To borrow or raise money, or to receive money on deposit or loan at interest or otherwise in such manner as the Company may think fit and in particular by the issue of debentures or debenture-stock perpetual or otherwise and convertible into shares of this or any other Company or not and to secure the repayment of any such money borrowed, raised, or received, or owing by mortgage, pledge, charge or lien upon all or any of the property, assets or revenue of the Company (both present and future) including its uncalled Capital and to give the lenders or creditors the power of sale and other powers as may seem expedient and to purchase, redeem or pay off any such securities and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person, firm or Company of any obligation undertaken by the Company or any other person, firm or Company as the case may be.

(35) To confer upon any encumbrancer or trustee for any encumbrances of uncalled capital, such powers of making and enforcing calls and of vetoing the transfer of shares not fully paid up as may be thought fit.

(36) To issue or guarantee the issue of or the payment of interest on the shares, debentures, debenture-stock or other security or obligations of any company or association and to pay or provide for brokerage, commission and underwriting in respect of any such issue.

(37) To draw, make, accept, endorse, discount, execute and issue and negotiate bills of exchange, hundies, promissory notes, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(38) To receive money on deposit with or without allowance of interest thereupon and to guarantee the debts and the contracts of customers and others provided that the Company shall not carry on business of Banking as defined by the Banking Companies Act,1949.

(39) To advance and lend money upon such security as may be thought proper or without taking any security therefor.

(40) To subsidies, assist, and guarantee the payment of money by, or by the performance of any contract, engagement or obligation by any persons or companies, and in particular, customers of the Company or any persons or companies with whom the Company may have or intend to have, business relations.

(41) To invest and deal with moneys of the Company not immediately required in any manner.

(42) To procure the incorporation, registration or other recognition of the Company in any country, State or place and to establish and regulate agencies for the purpose of the Company's business and to apply, or join in applying in any Parliament, Government, Local, Municipal or other authority or body for any Acts of Parliament, Law, decree, concessions, orders,rights, or privilege that may seem conducive to the Company's objects or any of them, and to oppose any proceedings or applications which may be calculated directly or indirectly to prejudice the Company's interests.

(43) To open and keep a register or registers in any country or countries where it may be deemed advisable to do so, and to allocate any number of shares in the Company to such register or registers.

(44) To establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pension, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any Company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary company, or who are or were at any time the Directors or Officers of the Company or of any such other company as aforesaid, and the wives, widows, families and dependants of any such persons, and also establish and subsidise and subscribe to any institutions, associations, clubs or funds calculated to the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, and make payments to or towards the insurance of any such person as aforesaid and to any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.

(45) To subscribe or contribute or otherwise to assist or to guarantee money to charitable, benevolent, religious, scientific, national, public, political or any other useful institutions, objects or purposes, or for any exhibition or towards the funds of any political parties.

(a) to undertake, carry out, promote and sponsor rural development including any programme for promoting the social and economic welfare of or the uplift of the public in any rural area and to incur any expenditure on any programme of rural development and to assist execution and promotion thereof either directly or through an independent agency or in any other manner. Without prejudice to the generality of the foregoing, "programme of rural development" shall also include any programme of promoting the social and economic welfare of or the uplift of the public in any rural area likely to promote and assist rural development, and that the words, "rural area" shall include such areas as may be regarded as rural areas under Section 35CC of the Income-tax Act, 1961, or any other Law relating to rural development for the time

being in force and in order to implement any of the above mentioned objects or purposes transfer without consideration or at a fair or concessional value and divest the ownership of any property of the Company to or in favour of any Public or Local Body or Authority or Central or State Government or any Public Institutions or Trusts or Funds engaged in the programme of rural development.

(b) To undertake, carry out, promote and sponsor or assist any activity for the promotion and growth of national economy and for discharging social and moral responsibilities of the Company to the public or any section of the public as also any activity to promote national welfare or social, economic or moral uplift of the public or any section of the public and undertake, carry out, promote and sponsor any activity for publication of any books, literatures, newspapers for organising lectures or seminars likely to advance these objects or for giving merit awards, for giving scholarships, loans or any other assistance to deserving students or other scholars or persons to enable them to prosecute their studies or academic pursuits or researches and for establishing, conducting or assisting any institution, trust having any one of the aforesaid objects as one of its objects, by giving donations or otherwise in any other manner and in order to implement any of the above mentioned objects or purposes transfer without consideration or at a fair or concessional value and divest the ownership of any property of the Company to or in favour of any Public or Local Body or Authority or Central or State Government or any Public Institutions or Trusts or Funds established or operating under, by virtue of, or pursuant to any law for the time being in force.

(45) (c) To give donations and to advance and lend money to any person, institution, organisation, trust, on such terms and conditions and with or without interest or at concessional rate of interest as may seem expedient for the fulfilment of the objects contained in the above sub-clauses (a) and (b).

(Inserted by Special Resolution passed on 9th April, 1979 and confirmed by Company Law Board by it's order dated 14th March, 1980. Certified copy of the order obtained on 16th May, 1980).

(46) To distribute in specie or otherwise as may be resolved any property or assets of the company or any proceeds of sale or disposal of any property or assets of the Company including the shares, debentures, or other securities of any other company formed to take over the whole or any part of the assets or liability of the Company so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(47) To give to any officers, servants or employees of the Company any share or interest in the profits of the Company's business or any branch thereof, and whether carried on by means or through the agency of any subsidiary company or not, and for that purpose to enter into any arrangements the Company may think fit.

(48) To vest any real or personal property, rights or interests acquired by or belonging to the Company in any person or Company on behalf of or for the benefit of the Company and with or without any declared trust in favour of the Company.

(49) To act as agents or brokers and as trustees for any person or Company and to undertake and perform sub-contracts and to do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise and by or through agents, sub-contractors or trustees or otherwise and either alone or jointly with others.

(50) To train or pay for the training in India or abroad of any of the Company's employees or any candidate in the interest of or for furtherance of the Company's objects.

(51) To carry on any business or branch or a business which this Company is authorised to carry on by means or through the agency of any subsidiary company or companies, and to enter into any arrangement with any such subsidiary company for taking the profits and bearing the losses of any business or branch so carried on, or for financing any such subsidiary company or guaranteeing its liabilities, or to make any other arrangements, which may seem desirable with reference to any business or branch so carried on, including power at any time either temporarily or permanently to close any such business or branch and to act as Managers or to appoint Directors or Managers of any such subsidiary Company.

(52) To the extent directly or indirectly conducive to or incidental to the attainment of the above objects to make and perform contracts, leases and other commitments of every kind.

(53) Generally to do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them.
And it is hereby declared that

(a) the word "company" in this clause, except where used in reference to this company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporate, and whether domiciled in India or elsewhere, and

(b) the objects specified in each of the paragraphs of this clause shall be regarded as independent objects, and accordingly shall in no wise be limited or restricted (except where otherwise expressed in such paragraphs) by reference to or inference from the terms to any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate and distinct company.

IV The liability of the members is limited.

#+V. The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores only) divided into 145,00,00,000/- (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2/- (Rupees Two) each carrying an appropriate rate of dividend as may be determined by the Articles of Association of the Company (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

+ (Amended by Special Resolutions passed on 21.5.1986, 31.8.1989, 5.8.1992, 2.8.1995 and 6.8.2005)
# (Amended under Scheme of Arrangement U/S 391 to 394 of the Companies Act between Hindalco Industries Limited and Indian Aluminium Company Limited). w.e.f. 25th March 2008

We the several persons whose names and addresses are subscribed hereto are desirous of being formed into a Company in pursuance of this Memorandum of Association, and respectively agree to take the number of shares in the capital of the Company set opposite our respective names ;

Name, Address and descriptions and occupations of subscribers.	Number of shares taken by each subscriber.	Name and Address and descriptions and occupation of witnesses to the signatures of subscribers.
G. D. Birla, Industrialist, Birla House, New Delhi	10 shares	
M. P. Birla Businessman 8, India Exchange Place, Calcutta.	10 shares	
B. K. Birla Merchant, 8, India Exchange Place, Calcutta.	10 shares	
L. N. Birla Industrialist. 8, India Exchange Place, Calcutta.	10 shares	Witness to all the signatures Gangadhar Makharia, Chief Accountant of Birla Brothers Private Ltd., 8, India Exchange Place, Calcutta.
S. Kumar Merchant, 8, India Exchange Place, Calcutta - 1	10 shares	
C. A. Groves, Solicitor, M/s. Orr Dignam & Co., 29, Netaji Subhas Road, Calcutta - 1	10 shares	
K. K. Birla Businessman 8, India Exchange Place, Calcutta.	10 shares	
Total	70 shares	

Dated the Sixth day of December, 1958.

THE COMPANIES ACT, 1956.

ARTICLES OF ASSOCIATION

OF

HINDALCO INDUSTRIES LIMITED

I. PRELIMINARY

1. The regulations contained in Table A, in the First Schedule to the Companies Act, 1956, shall not apply to this Company, but the regulations for the management of the Company and for the observance of the Members thereof and their representatives shall, subject to any exercise of the statutory powers of the Company in reference to the repeal or alteration of, or addition to, its regulations by Special Resolution, as prescribed by the said Companies Act, 1956, be such as are contained in these Articles. Table A not to apply but Company to be Governed by these Articles

II. INTERPRETATION

2. In the interpretation of these Articles the following expressions shall have the following meanings, unless repugnant to the subject or context: Interpretation Clause

"The Company" or "this Company" means HINDALCO INDUSTRIES LIMITED. "The Company" or "This Company"

"The Act" means "The Companies Act, 1956" as amended upto date or other Act or Acts for the time being in force in India containing the provisions of the Legislature in relation to Companies. "The Act"

"Auditors" mean, and include those persons appointed as such for the time being by the Company. "Auditors"

++ "Beneficial Owner" means the Beneficial Owner as defined in Clause (a) of Sub-Section (l) of Section 2 of the Depositories Act, 1996. "Beneficial Owner"

"Board" means a meeting of the Directors duly called and constituted, or as the case may be, the Directors assembled at a Board, or the requisite number of Directors, entitled to pass a circular resolution in accordance with these Articles. "Board"

"Capital" means the capital for the time being raised or authorised to be raised, for the purposes of the Company. "Capital"

++(a) "Depositories Act", means the Depositories Act, 1996 and includes where the context so admits, any re-enactment or statutory modification thereof: for the time being in force., "Depository Act"

(b) "Depository" means a Depository as defined under Clause (c) of Sub-Section (1) of Section 2 of the Depositories Act. "Depository"

"Directors" means the Directors for the time being of the Company or, as the case may be the Directors assembled at a Board Meeting. "Directors"

"Dividend" includes Bonus. "Dividend"

Words importing the masculine gender also includes the feminine gender. "Gender"

++ (Amended by Special Resolution passed on 5-8-1998)

"In writing"	"In writing" means written or printed or partly written and partly printed or lithographed, or typewritten or other substitute for writing.
"Members"	"Members" mean the duly registered holders, from time to time of the shares of the Company.
"Meeting" or "General Meeting"	"Meeting" or "General Meeting" means a meeting of the Members.
"Annual General Meeting"	"Annual General Meeting" - means a General 'Meeting of the members held in accordance with the provisions of section 166 of the Act.
"Meeting-Extra-Ordinary General Meeting"	"Extraordinary General Meeting" means an Extraordinary General Meeting of the Members duly called and constituted.
"Month"	"Month" means a calendar month.
"Office"	"The Office" means the Registered Office for the time being of the Company.
"Paid up"	"Paid up" includes credited as paid up.
"Persons"	"Persons" include corporations (and firms) as well as individuals.
"Proxy"	"Proxy" means an instrument whereby any person is authorised to vote for a Member at a General Meeting or poll.
"Register" or "Register of Members"	"Register" or "Register of Members" means the Register of Members to be kept pursuant to the Act.
"Registrar"	"The Registrar" means the Registrar of Companies of the State in which the office is for the time being situated.
"Company's Regulations" of "these presents"	"Company's Regulations" or "these presents" mean these Articles of Association and any other Regulations for the time being for the management of the Company.
"Seal"	"Seal" means the Common Seal for the time being of the Company.
"Shares"	"Shares" mean the shares into which the Capital is divided, and the interest corresponding with such shares.
"Singular Number"	Words importing the singular number include, where the context admits or requires, the plural number and vice versa.
"Special Resolution"	"Special Resolution" means a Special Resolution of the Company passed in accordance with Section 189 of the Act.

Subject as aforesaid, any words or expressions defined in the Act shall, except were repugnant to the subject or context bear the same meaning in these Articles.

The Marginal notes hereto shall not affect the construction of these Articles.

3. Copies of the Memorandum and Articles of Association of the Company and other documents referred to in Section 39 of the Act shall be sent by the Board of Directors to every Member at his request within seven days of request on payment of the sum of Rupee one for each copy.

Copies of Memorandum & Articles of Association to be sent by Directors.

III. CAPITAL

The existing Articles 4(i)(a), 4(i)(b), 4(i)(c) and 4(i)(d) shall stand substituted by the following Articles:

#+4(i)(a) The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores only) divided into 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1/- (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2 /-(Rupees Two) each carrying an appropriate rate of dividend as fixed by the Board at the time of issue in accordance with applicable provisions of law if any, or otherwise, (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Act and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations.

4(i)(b) Out of the aforesaid 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs.2/- (Rupees Two) each, 21,00,000 (Twenty One Lakhs) Preference shares (Indal Shares) carrying a rate of dividend of 6% per annum, shall be reserved for allotment to the members of Indian Aluminium Company, Limited (Indal) as shall be required in terms of the Scheme of Amalgamation of Indal with the Company sanctioned by the High Court of Judicature at Bombay and the High Court at Calcutta on the petitions presented to the said Courts. The same shall be redeemed at par by the Company on 1st April 2009 and for the purpose of such redemption, the provisions of Section 80 of the Act shall apply.

4(i)(c) The Redeemable Cumulative Preference Shares mentioned in sub-clause (a) above (Preference Shares) shall confer upon the holders thereof the rights out of the profits of the Company resolved to be distributed, to a fixed Cumulative Preferential Dividend at the rate determined in accordance with the provisions of Article 4(i)(a) above (free of Company's tax subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force) on the Capital for the time being paid-up thereon and shall carry rights including in a winding-up to repayment of the Capital together with arrears of such fixed dividend accrued upto the commencement of the winding-up (whether earned or declared or not) in priority to the Equity Shares but shall not confer the right to any further participation in either profits or assets.

4(i)(d) The holders of the Preference Shares shall be entitled to dividend proportionately to the amounts paid, or credited as paid on the said Shares, and in the year of allotment, proportionately also to the portion of the period in respect of which the dividend is to be paid, being the portion commencing from the date of allotment and ending at the close of such period. Notwithstanding the foregoing, holders of Indal Shares shall be entitled to dividend with effect from 1st April 2007.

*(ii) The existing Article 4(ii)(a) shall stand amended so as to read as under:

#4(ii)(a) The Directors may at any time as may be determined by them but not later than ten years from the date of the issue and allotment apply the net profits or the moneys of the Company, which may be lawfully applied for the purpose, including any proceeds of a fresh issue of Shares made for the purpose of redemption, in redemption of the whole or any part of the Preference Shares for the time being issued and outstanding at par, together with a sum equal to the arrears of fixed dividend thereon, (whether earned or declared or not) down to the date of redemption.

Subject to the provisions of Section 80 of the Act, the Directors may at any time as may be determined by them, but not later than twenty years from the date of issue and allotment of the Preference Shares (excepting Indal Shares), apply the net profits or the moneys of the Company, which may be lawfully applied for the purpose, including any proceeds of a fresh issue of Shares made for the purpose of redemption, in redemption of the whole or any part of the Preference Shares for the time being issued and outstanding at par, together with a sum equal to the arrears of fixed dividend thereon, (whether earned or declared or not) down to the date of redemption.

+ (Amended by Special Resolutions passed on 21.5.1986, 31.8.1989, 20.10.1989, 5.8.1992, 2.8.1995, 6.8.2005 and 12.11.2007)

* (Amended by Special Resolutions passed on 31.8.1989 and 5.8.1992)

(Amended under Scheme of Arrangement U/S 391 to 394 of the Companies Act between Hindalco Industries Limited and Indian Aluminium Company Limited). w.e.f. 25th March 2008

4(ii)(b) The Preference Shares to be redeemed on each occasion shall be determined by a drawing to be made at such time and place and in such manner as the Directors may determine but in the presence of at least one of the Directors and a representative of the Auditors of the Company for the time being.

4(ii)(c) Forthwith after such drawing the Company shall give to the holders of the Shares drawn for redemption notice in writing of the Company's intention to redeem the same and fixing a time (not less than three months ahead) and place for the redemption and surrender of the Shares to be redeemed.

4(ii)(d) At the time and place so fixed, each such holder shall be bound to surrender to the Company the Certificate or Certificates for his Shares to be redeemed, and the Company shall pay to him the amount payable in respect of such redemption and where any such Certificate comprises any Shares which have not been drawn for redemption the Company shall issue to the holder thereof, a fresh Certificate therefor.

#4(ii)(e) Any of the Preference Shares not previously redeemed under the foregoing provisions shall be redeemable not later than expiry of twenty years from the date of its issue and allotment at par together with all arrears of the fixed dividend thereon, (whether earned or declared or not) upto that date.

4(ii)(f) The Company shall be at liberty, without prejudice to its other rights, from time to time to create and issue further Preference Shares ranking in all respects pari-passu with the existing Preference Shares.

++ ii) The following New Article(s) 4 (iii) and 4 (iv) be and are hereby added to the existing Article 4 of the Articles of Association of the Company, viz.

4 (iii) Subject. to the provisions of the Act and other applicable provisions of law, the Company shall be at liberty from time to time, to issue Shares, either Equity and/or any other kind of Shares with or without Non-Voting Rights and the resolution authorising such issue shall prescribe the terms and conditions of the Issue.

4 (iv) Notwithstanding the provisions contained in Article 13 and in the event of it being permissible at law, the Company shall have power, subject to and in accordance with all applicable provisions of the Act, and other applicable provisions of law and subject to such approvals, permissions and sanctions, as may be necessary, to purchase any of its own fully paid-up Shares whether or not they are redeemable, on such terms and conditions and upto such limits as may be prescribed by law from time to time and may make a payment out of its capital in respect of such purchases; provided that nothing herein contained shall be deemed to affect the provisions of Sections 100 to 104 and Section 402 of the Act in so far as they are applicable.

Redeemable Preference Shares

5. Subject to the provisions of Section 80 of the Act, the Company shall have power to issue Preference Shares which are liable to be redeemed at the option of the Company, and the Directors may, subject to the provisions of the Act and of these presents, exercise such power in any manner prescribed by the Special Resolution authorising the issue of such shares.

Allotment of Shares.

6. Subject to the provisions of these Articles shares in the Capital of the Company for the time being shall be under the control of the Board of Directors who may allot or dispose of the same or any of them on such terms and conditions and at such times and either at a premium or at par or (subject to the provisions of Section 79 of the Act) at a discount as the Board may think fit. Provided that where at any time subsequent to the first allotment of shares it is proposed to increase

++ (Amended by special Resolutions passed on 2.8.1995)

(Amended under Scheme of Arrangement U/S 391 to 394 of the Companies Act between Hindalco Industries Limited and Indian Aluminium Company Limited). w.e.f. 25th March 2008

the subscribed capital of the Company by the issue of new shares then subject to any directions to the contrary which may only validly be given by Special Resolution of the Company in General Meeting the Board shall issue such shares in the manner set out in Section 81(1) of the Act.

7. If the Company shall offer any of its shares to the public for subscription, the amount payable on application on each share shall not be less than 5 per cent of the nominal amount of the share. Minimum Application Money.

8. As regards all allotments from time to time made, the Directors shall duly comply with the provisions of the Act. Allotments.

9. Subject to the provisions of Section 76 of the Act, the Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares, debentures or debenture-stock of the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares, debentures, or debenture-stock of the Company, but so that if the commission in respect of shares shall be paid or payable out of capital, the statutory conditions and requirements shall be observed and complied with; and the amount or the rate of commission shall not exceed five per cent of the price at which the shares are issued or two and a half per cent of the nominal value of the debentures or debenture-stock in each case subscribed or to be subscribed. The commission may be paid or satisfied in cash or in shares, debentures or debenture-stock of the Company. Commission for placing shares.

10. The Company may also on issue of shares, pay reasonable brokerage as may be lawful. Brokerage.

11. Where any calls for further share capital are made on shares such calls shall be made on a uniform basis on all shares falling under the same class. For the purposes of this Article shares of the same nominal value on which different amounts have been paid up shall not be deemed to fall under the same class. Uniform Conditions as to calls etc.

12. If by the conditions of allotment of any shares, the whole or part of the amount or issue price thereof be payable by installments, every such installment shall, when due, be paid to the Company by the person who for the time being shall be registered holder of the share. Installments on Shares to be duly paid.

13. Except as provided in these Articles, none of the funds of the Company shall be employed in the purchase of, or lent on the security of shares of the Company and the Company shall not, except as permitted by Section 77 of the Act, give any financial assistance for the purpose of or in connection with any purchase of shares in the Company. Restrictions on purchase by Company or loans by Company for purchase of its own shares.

14. Save as herein otherwise provided, the Company shall be entitled, to treat the registered holder of any share as the absolute owner thereof and accordingly shall not, except as ordered by a Court of a competent jurisdiction or as by law required, be bound to recognise any trust, benami or equitable or other claim to or interest in such share on the part of any other person or any interest in any fractional part of a share whether or not it shall have express or other notice thereof. No notice of any trust, express, implied or constructive shall be entered on the register of members or of debenture holders or be receivable by the Registrar. Trusts not recognised.

++ 14-A. "Save as herein otherwise provided, the Company shall be entitled to treat the person whose name appears as the Beneficial Owner of the Shares in the records of the Depository as the absolute Owner thereof as regards receipt of Dividends or Bonus or service of Notices and all or any other matters connected with the Company, and accordingly, the Company shall not (except as ordered by a Court of competent Jurisdiction or as by law required) be bound to recognise any benami trust or equity or equitable, contingent or other claim to or interest in such shares on the part of any other person whether or not it shall have express or implied

++ (Amended by Special Resolution passed on 5.8.1998)

notice thereof. Provided that in respect of the Shares and Securities held by the Depository on behalf of a beneficial owner as defined in the Depositories Act, Sections 153B, 187B, 187C and 372 of the Act shall not apply;"

Who may be Members.

15. Shares may at the discretion of the Directors be registered in the name of any limited company or other corporate body or in any other collective name.

IV. SHARES

Register and Index of Members.

16. The Company shall cause to be kept a Register and Index of Members in accordance with Sections 150 and 151 of the Act.

Shares to be numbered progressively and no share to be sub-divided

17. The shares in the Capital shall be numbered progressively. according to their several denominations, and except in the manner herein mentioned no share shall be sub-divided.

Restriction on allotment.

18. The Board of Directors shall observe the restrictions as to allotment of shares to the Public contained in Section 69 of the Act, and shall cause to be made the returns as to allotment provided for in Section 75 of the Act.

Acceptance of shares.

19. Any Application signed by an applicant for shares in the Company, followed by an allotment of any share therein, shall be an acceptance of shares within the meaning of these Articles; and every person who thus or otherwise accepts any shares and whose name is on the Register shall, for the. purposes of these Articles, be a member.

++ 19-A "Notwithstanding anything contained in these Articles, the Company shall be entitled to dematerialise its Shares, Debentures and other marketable securities and to offer the same for subscription in a dematerialised form and on the same being done, the Company shall be further entitled to maintain a Register of Members with the details of members holding Shares both in the materialised and Dematerialised form of any media as permitted by Law including any form of electronic media, either in respect of the existing Shares or any future issue. Provided that the provisions set forth in Articles 22 to 26 shall not apply to shares or other marketable Securities which have been dematerialised."

++ 19-B "In the case of transfer of Shares or other marketable Securities where the Company has not issued any Certificates and where such Shares or Securities are being held in an electronic and fungible form, the provisions of the Depositories Act, shall apply."

Deposit and calls etc. to be a debt payable immediately.

20. The money (if any) which the Board of Directors shall, on the allotment of any shares being made by them, require or direct to be paid by way of deposit call or otherwise, in respect of any shares allotted by them, shall immediately on the inscription of the name of the allottee in the Register of Members as the name of the holder of such shares, become a debt due to and recoverable by the Company from the allottee thereof, and shall be payable by such allottee accordingly.

Liability of Members.

21. Every Member, or his heirs, executors or administrators, shall pay to the Company the proportion the capital represented by his share or shares which may, for the time being remain unpaid thereon, in such amounts, at such time or times, and in such manner, as the Board of Directors shall from time to time, in accordance with the Company's regulations require or fix for the payment thereof.

(1) CERTIFICATES

Certificates.

22. The certificates of title to shares shall be issued under the Seal of the Company. The Company may

++ (Amended by Special Resolution passed on 5.8.1998)

enlarge the period of three months prescribed in Section 113 of the Act for the issue of the certificates, if the conditions of the issue of any shares so provide.

23. Every member shall be entitled free of charges to one certificate for the shares registered in his name, and if he sells part of his holding, to one certificate for the balance; or he may upon paying a fee of one rupee or such smaller fee as the Directors may from time to time determine, have several certificates, each for one or more shares. Members' rights to certificate

\+ 23 A. Notwithstanding anything contained in Article 23, the Board may in its absolute discretion refuse an application for subdivision / consolidation of Share Certificates, Debenture Certificates into denominations of less than the marketable lot except when such subdivision consolidation to be, is to comply with a statutory provision or an Order of a Competent Court of Law.

24. If any certificate be worn out, torn, defaced or otherwise mutilated or rendered useless, or if there be no further space on the back thereof for endorsement of transfers, then, upon production thereof to the Directors, they may order the same to be cancelled, and may issue a new certificate in lieu thereof, without charging any fee in respect thereof. If any certificate be lost or destroyed, then, upon proof thereof to the satisfaction of the Directors, and on such indemnity as the Directors deem adequate being given a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate, on payment of such fee not exceeding rupee one as the Directors may determine in that behalf. As to issue of Certificate in place to one defaced, lost or destroyed etc.

25. When any shares under the power in that behalf in these Articles herein contained are sold by the Directors and the certificate thereof has not been delivered upto the Company by the former holder of the said shares, the Directors may issue a new certificate for such shares distinguishing it in such manner as they may think fit from the certificate not so delivered up. New certificate in place of one not surrendered.

(2) JOINT HOLDERS OF SHARES

26. Where two or more persons are registered as the holders of any share, they shall be deemed to hold the same as joint-tenants with benefit of survivorship subject to the provisions following and to the other provisions of these Articles relating to joint-holders: Joint holders.

(a) The Company shall not be bound to register more than four persons as the Joint-holders of any share. Maximum number.

(b) The joint-holders of a share shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such share. Liability several as well as joint.

(c) On the death of any one of such joint-holders, the survivor or survivors shall be the only person or persons recognised by the Company as having any title or interest in such share but the Directors may require such evidence of death as, they may deem fit. Survivors of joint holders only recognised.

(d) Only the person whose name stands first in the Register as one of the joint-holders of any share shall be entitled to delivery of the certificate relating to such share. Delivery of certificate.

(3) CALLS

27. The Directors may, from time to time, subject to Section 91 of the Act and the terms on which any shares may have been issued, make such calls as they think fit upon the members in respect of all moneys unpaid on the shares held by them respectively (whether on account of nominal value of shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed Calls.

\+ (Amended by Special Resolution passed on 1.6.1988)

times, and each member shall pay the amount of every call so made on him to the persons and at the times and places appointed by the Directors. A call may be made payable by installments. A call may be revoked or postponed at the discretion of the Directors.

When call deemed to have been made.

28. A Call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

29. Not less than 21 days' notice of any call shall be given specifying the time and place of payment and to whom such call shall be paid. Provided that the Directors may by notice in writing to the members revoke the call or extend the time for payment thereof.

Amount payable at fixed times or by installments payable as calls.

30. If by the terms of issue of any share or otherwise the whole or part of the amount or issue price thereof is made payable at any fixed time or by installments at fixed times, every such amount or issue price or installment thereof shall be payable as if it were a call duly made by the Directors and of which due notice had been given and all the provisions herein contained in respect of calls shall apply to such amount or issue price or installment accordingly.

When interest on call or installment payable.

31. If the sum payable in respect of any call or installment be not paid on or before the day appointed for the payment thereof, the holder for the time being of the share in respect of which the call shall have been made or the installment shall be due, shall pay interest for the same at the rate of 9 per cent per annum, or at such other rate as the Directors may determine from the day appointed for the payment thereof to the time of the actual payment but they shall have power to waive the payment.

Evidence in action by Company against members.

32. On the trial or hearing of any action or suit brought by the Company against any member or his representative to recover any debt or money claimed to be due to the Company in respect of his shares, it shall be sufficient to prove that the name of the members is, or was, when the claim arose, on the register of members of the Company as a holder or one of the holders of shares in respect of which such claim is made.

Payment of calls in advance.

33. The Directors may if they think fit, receive from any member willing to advance the same, all or any part of the Capital due upon the shares held by him beyond the sums for which calls shall have been made and upon the money so paid in advance, or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which such advance has been made, the Company may pay interest at such rate as the member paying such sum in advance and the Directors agree upon but not more than six per cent per annum unless the Company in General Meeting shall otherwise direct. No voting rights in respect of the moneys so paid in advance shall be exercisable until the moneys shall have become payable. Money so paid in excess of the amount of calls shall not rank for dividend and until appropriated towards satisfaction of any call shall be treated as a loan to the Company and not as a part of its capital and shall be repayable to the members at any time without notice if the Directors so decide.

(4) FORFEITURE AND LIEN

A call or installment not paid, notice may be given.

34. If any member fails to pay any call or installment of a call on or before the day appointed for the payment of the same, the Directors may, at any time thereafter during such time as any part of the call or installment remains unpaid, serve a notice on such member requiring him to pay the same, together with any interest that may have accrued.

Form of notice.

35. The notice shall fix a date (not being earlier than the expiry of 14 days from the date of service of the notice) and a place or places on and at which such call or installment and such interest as aforesaid are to be paid. The notice shall also state that in the event of non-payment at or before the time and at the place or places appointed the shares in respect of which such call was made or installment is payable and to which the notice relates will be liable to be forfeited.

36. If the requisites of any such notice as aforesaid be not complied with, any shares in respect of which such notice has been given may, at any time thereafter before payment of all calls or installments, interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture. Neither the receipt by the Company of a portion of any money which shall from time to time be due from any Member to the Company in respect of his shares, either by way of principal or interest, nor any indulgence granted by the Company in respect of the payment of any such money, shall preclude the Company from thereafter proceeding to enforce a forfeiture of such shares as herein provided. If notice not complied with shares may be forfeited.

37. When any share shall have been so forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereon shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry aforesaid. Notice after forfeiture.

38. Any share so forfeited shall be deemed to be the property of the Company, and the Directors may sell, re-issue or otherwise dispose of the same in such manner as they think fit. Forfeited share to become property of the Company.

39. The Directors may, at any time before any share so forfeited shall have been sold, reissued or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit. Power to annul forfeiture.

40. (1) A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall notwithstanding forfeiture remain liable to pay to the Company all calls, installments, interest and expenses owing upon or in respect of such shares at the date of forfeiture with interest thereon from the date of forfeiture until payment at such rate not exceeding nine per cent per annum as the Directors may determine. Arrears to be paid notwithstanding forfeiture.

(2) The liability of such person shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

(3) The Company may receive the consideration, if any, given for the share on any sale or disposal thereof and execute a transfer of the share in favour of the person to whom the share is sold or disposed of.

(4) The transferee shall thereupon be registered as the holder of the share.

(5) The transferee shall not be bound to see to application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

(6) The provisions of these regulations as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

41. The forfeiture of a share shall involve the extinction of all interest in and also of all claims and demands against the Company in respect of the share, and all other rights incidental to the share, except only such of those rights as by these Articles are expressly saved. Effect of forfeiture.

42. A declaration in writing that the declarant is a Director of the Company, and that certain shares in the Company have been duly forfeited on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the shares and Evidence of forfeiture.

such declaration and the receipt of the Company for the consideration, if any, given for the shares on the sale or disposition thereof shall constitute a good title to such share.

Company's lien on shares.

43. The Company shall have a first and paramount lien upon all the shares (other than fully paid up shares) registered in the name of each member (whether solely or jointly with others) and upon the proceeds of sale thereof for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such shares and no equitable interest in any share shall be created except upon the footing and condition that Clause 14 hereof is to have full effect and such lien shall extend to all dividends and bonuses from time to time declared in respect of such shares. Unless otherwise agreed the registration of a transfer of shares shall operate as a waiver of the Company's lien, if any, on such shares. The Directors may at any time declare any shares to be wholly or in part to be exempt from the provisions of this Clause.

As to enforcing. lien by sale.

44. For the purpose of enforcing such lien the Board of Directors may sell the shares subject thereto in such manner as they think fit but no sale shall be made unless a sum in respect of which the lien exists is presently payable and until notice in writing of the intention to sell shall have been served on such member, his executors or administrators, or his committee, **curator bonis** or other legal representatives as the case may be and default shall have been made by him or them in the payment of the sum payable as aforesaid for fourteen days after the date of such receipt. To give effect to such sale the Directors may authorise some person to transfer the shares sold to the 'purchaser thereof. The net proceeds of the sale shall be received by the Company and applied in or towards payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall be paid to each member, his executors of or administrators or his committee, **curator bonis**, or other legal representative as the case may be.

Application of proceeds of sale.

Validity of sale.

45. Upon any sale for enforcing a lien in exercise of the powers by these presents given, the Directors may cause the purchaser's name to be entered in the Register in respect of the shares sold, and the purchaser shall not be bound to see the regularity of the proceedings, nor to the application of the purchase money, and after his name has been entered in the Register in respect of such shares his title to such shares shall not be affected by any irregularity or invalidity in the proceedings in reference to such sale or disposition, nor impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

(5) TRANSFER AND TRANSMISSION OF SHARES

46. Subject to the provisions of the Foreign Exchange Regulation Act, 1947 as in force the Company shall not register a transfer of shares in, or debentures of, the Company, unless a proper instrument of transfer duly stamped and executed by or on behalf of the transferor and by or on behalf of the transferee and specifying the name, address and occupation, if any, of the transferee, has been, delivered to the Company along with the certificate relating to the shares or debentures, or if no such certificate is in existence, along with the letter of allotment of the shares or debentures. Provided that where on an application in writing made to the Company by the transferee and bearing the stamp required for an instrument of transfer, it is proved to the satisfaction of the Board of Directors that the instrument of transfer signed by or on behalf of the transferor and by or on behalf of the transferee has been lost, the Company may register the transfer on such terms as to indemnity as the Board may think fit. The transferor shall be deemed to remain holder of such share until the name of the transferee is entered in the Register in respect thereof.

Application for transfer.

47. An application for the Registration of the transfer of a share may be made either by the transferor or the transferee provided that, where such application is made by the transferor, no registration shall in the case of partly paid shares be effected unless the Company gives notice of the application to the transferee in the manner prescribed by the Act, and, subject to the provisions of

Articles 14, 52 and 56 hereof, the Company shall unless objection is made by the transferee within two weeks from the date of receipt of the notice, enter in the Register the name of the transferee in the same manner and subject to the same conditions as if the application for registration was made by the transferee.

48. Before registering any transfer tendered for registration, the Directors may, if they so think fit, give notice by letter posted in the ordinary course to the registered holder that such transfer deed has been lodged and that, unless objection is taken, the transfer will be registered and if such registered holder fails to lodge an objection in writing at the Office of the Company within seven days from the posting of such notice to him, he shall be deemed to have admitted the validity of the said transfer. Where no notice is received by the registered holder, the Directors shall be deemed to have decided not to give notice and in any event the non-receipt by the registered holder of any notice shall not entitle him to make any claim of any kind against the Company in respect of such non-receipt.

Notice of transfer to registered holder.

49. The Company shall incur no liability or responsibility whatever in consequence of its registering or giving effect to any transfer of shares, made or purporting to be made by any apparent legal owner thereof (as shown or appearing in the Register of Members) to the prejudice of persons having or claiming any equitable right, title or interest to or in the same shares, notwithstanding that the Company may have had notice of such equitable right, title or interest or notice prohibiting registration of such transfer and may have entered such notice, or referred thereto, in any book of the Company, and the Company shall not be bound or required to regard to attend or give effect to any notice which may be given to it of any equitable right, title or interest, or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company; but the Company shall nevertheless, be a liberty to regard and attend to any such notice, and give effect thereto if the Directors shall so think fit.

The Company not liable for disregard of a notice prohibiting registration of a transfer.

50. (a) The instrument of transfer of any share shall be in writing in the usual common form or in the following form, or as near thereto as circumstances will admit:

Form of transfer.

HINDALCO INDUSTRIES LIMITED

I, of (hereinafter called "the transferor'), in consideration of the sum of Rupees paid to me by of (hereinafter called the "transferee"), do hereby transfer to the said transferee the shares(s) numbered to standing in my name in the books of the Company to hold the said shares unto the said transferee, his executors, administrators and assigns, subject to the several conditions on which I held the said shares(s) at the date of these presents, and I, the said transferee do hereby agree to take the said share(s) subject to the same conditions.

As witness our hands the day of 200

Signed by the above named transferor in the Presence of .... } Transferor

Signed by the above named transferee in the Presence of .... } Transferee

(b) In the case of any share registered in any Register maintained outside India the instrument of transfer shall be in a form recognised by the law of the place where the Register is maintained but subject thereto shall be as near to the form prescribed in sub-clause (a) hereof as circumstances shall permit.

Form of transfer for outside India.

In what case to register transfer is declined.

51. The Directors may, subject to the right of appeal conferred by Section 111 of the Act, decline to register any transfer of shares to a transferee of whom they do not approve.

No transfer to minor or person of unsound mind.

52. No transfer shall be made to a minor or person of unsound mind.

Instrument of transfer to be left at office and evidence of title given.

53. Every instrument of transfer shall be left at the office for registration, accompanied by the certificate of the shares to be transferred, and such other evidence as the Directors may require to prove the title of the transferor or his right to transfer the shares or the right of the transferee to have the shares transferred.

When instrument of transfer to be retained.

54. All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall be returned to the person depositing the same.

Notice of refusal to register transfer.

55. If the Directors refuse to register the transfer of any shares, they shall, within two months from the date on which the instrument of transfer was lodged with the Company, send to the transferee and the transferor notice of the refusal.

Fee on transfer.

56. The transferee shall pay to the Company in respect of the transfer or transmission of any number of shares to the same party a transfer fee of annas four per share or such smaller fee as the Directors from time to time may determine. The Directors may decline to register the transfer until the transfer fee has been paid. The Directors may waive payment of the fee, aforesaid, for transfer or transmission of shares.

Power to close transfer books and register.

57. On giving seven days' notice by advertisement in a newspaper circulating in the neighbourbood of the Office of the Company, the Transfer Books and Register of Members may be closed during such time as the Directors think fit not exceeding in the whole forty-five days in each year, but not exceeding thirty days at a time.

Transmission of registered shares.

58. The executors or administrators or the holder of a succession certificate in respect of shares of a deceased member (not being one of several joint-holders) shall be the only person whom the Company shall recognise as having any title to the shares registered in the name of such member and in case of the death of anyone or more of the joint-holders of any registered shares, the survivors shall be the only persons recognised by the Company as having any title to or interest in such shares, but nothing herein shall be taken to release the estate of a deceased joint-holder from any liability on shares held by him jointly with any other. person. Before recognising any executors or administrator or legal heir, the Directors may require him to obtain a grant of probate or letters of administration or succession certificate or other legal representation, as the case may be, from some competent Court: Provided nevertheless and subject to section 84 of the Estate Duty Act that in any case where the Directors in their absolute discretion think fit, it shall be lawful for the Directors to dispense with the production of probate or letters of administration or a succession certificate or such other legal representation upon such terms as to indemnity or otherwise as the Directors may consider desirable; provided also that the holder of a succession certificate shall not be entitled to receive any dividends already declared but not paid to the deceased member unless the succession certificate declares that the holder thereof is entitled to receive such dividends; provided also that if the member was a member of a Joint Hindu family, the Directors on being satisfied to that effect and on being satisfied that the shares standing in his name in fact belonged to the joint family, may recognise survivors thereof as having title to the shares registered in the name of such member but this proviso shall in no way be deemed to modify or nullify the provisions contained in Article 14 hereof.

59. Any person becoming entitled to or to transfer of shares in consequence of the death or insolvency of any member, upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title as 'the Directors think sufficient, may, with the consent of the Directors (which they shall not be under any obligation to give), be registered as a member in respect of such shares, or may, subject to the regulations as to transfer hereinbefore contained, transfer such shares. This Article is hereinafter referred to as "The Transmission Article". Subject to any other provisions of these Articles, if the person so becoming entitled to shares under this or the last preceding Article shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to transfer the shares to some other person, he shall execute an instrument of transfer in accordance with the provisions of these Articles relating to transfers of shares. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid.

As to transfer of shares of deceased or insolvent members.

Transmission Article. Notice of election to be registered as a member.

Provision of Articles relating to transfer applicable.

60. Subject to section 206 of the Act and other provisions of these Articles if the Directors in their sole discretion are satisfied in regard thereto, a person becoming entitled to a registered share in consequence of the death or insolvency of a member may receive and give a discharge for any dividends or other moneys payable in respect of the share.

Rights of unregistered executors and trustees.

\+ 60.A "Notwithstanding anything contained in Articles 58, 59 and 60, every holder(s) of shares or holder(s) of debentures of the Company, holding either singly or jointly, may, at any time, nominate a person in the prescribed manner to whom the shares and/or the interest of the member in the shares of the Company or debentures of the Company shall vest in the event of his/her death. Such member may revoke or vary his/her nomination, at any time, by notifying the same to the Company to that effect. Such nomination shall be governed by the provisions of Sections 109A and 109B of the Act or such other regulations governing the matter from time to time."

Nomination for Shares and Debentures :

(6) STOCKS

61. The Company in General Meeting may by Special Resolution convert all or any of its paid up shares into stock and reconvert any stock into paid up shares of any denomination. The Company shall be as required by Section 95 of the Act give due notice to the Registrar of any such conversion.

Conversion of shares into stock and reconversion

62. When any shares have been converted into stock, the several holders of such stock may thenceforth transfer their respective interests therein or any part of such interest in the same manner and subject to the same regulations, as and subject to which, the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit but the Directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the shares from which the stock arose.

Transfer of stock

63. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred that privilege or advantage.

Rights of Stock - holders

Application of regulation to stock.

64. Such of the regulations of the Company (other than those relating to share warrants) as are applicable to paid up shares shall apply to stock and the words "share" and "share-holder" therein shall include "stock" and "stock-holder".

Power to increase authorised Capital

\+ (Amended by Special Resolution passed on 1.8.2000)

(7) ALTERATION OF CAPITAL

Power to consolidate, cancel and sub-divide Share.

65. The Company in General Meeting may from time to time by Special Resolution alter the condition of its Memorandum to increase the share capital by such amount, to be divided into shares of such amount as may be specified in the resolution.

66. The Company may by Special Resolution alter the conditions of its Memorandum to

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum, and/or Articles of Association subject, nevertheless, to the provisions of Clause (d) of sub-section (1) of Section 94.

(c) cancel any shares, which at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

On what condition new shares may be issued.

67. Subject to the provisions of any special rights or privileges for the time being attached to any issued shares, the new shares shall be issued upon such terms and conditions and with such right and privileges attached thereto, as the Company in General Meeting or the Board of Directors (as the case may be) resolving upon the creation thereof shall direct and in particular such shares may be issued with a preferential or qualified right to dividends and subject to the provisions of Section 85 of the Act in the distribution of the assets of the Company and subject to the provisions of Section 87 of the Act with a special or without any right of voting.

New shares to be offered first to members.

68. Subject to the other provisions of these Articles and subject to any directions to the contrary that may be given by the meeting that resolves upon the increase of capital where the Directors decide to increase the capital of the Company by the issue of further shares, such shares shall be offered to the persons who at the date of the offer, are holders of the equity shares of the Company, in proportion as nearly as circumstances admit to the capital paid up on those shares at that date, and such offer shall be made by notice specifying the number of shares offered and limiting a time not being less than fifteen days from the date of the offer within which the offer, if not accepted, will be deemed to have been declined; and after the expiration of such time, or on receipt of an earlier intimation from the members to whom such notice is given that he declines to accept the shares offered, the Directors may dispose of the same in such manner as they think most beneficial to the Company; and the offer aforesaid shall be deemed to include a right exercisable by the person concerned to renounce the shares offered to him or any of them in favour of any other person and the notice aforesaid shall contain a statement of this right, so that the person or persons in whose favour any such shares may be renounced shall be such as the Directors may in their absolute discretion approve of, and in case the Directors may not so approve of any such person the renunciation of any such shares in favour of such persons shall not take effect.

When to be offered to existing members

69. In addition to and without derogating from the powers for that purpose concerned on the Directors under these presents, the Company in General Meeting may determine that any shares (whether forming part of the original capital or of any increased capital of the Company) shall be offered in the first instance to existing members in such proportion to the amount of the capital held by them and on such terms and conditions and either at a premium or at par, or (subject to compliance with the provisions of the Act), at a discount, as such general meeting shall determine, or make any other provisions as to the issue and allotment of the new shares, and with full power to give to any person (whether a-member or holder of debentures of the Company or not) the option to call for or be allotted shares of any class of the Company either at a premium or at par, or (subject to

compliance with the provisions of the Act), at a discount, and such option being exercisable at such times and for such consideration as may be directed by such General Meeting.

70. Except so far as otherwise provided by the conditions of issue or by these presents, any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to the payment of calls and installments, transfer and transmission, forfeiture, lien and otherwise.

How far new shares to rank with shares in original Capital.

71. The Company may, by special resolution, reduce in any manner and with, and subject to any incident authorised and consent required by law:

(a) its share capital,
(b) any capital redemption reserve fund, or
(c) any share premium account.

Power to reduce Capital.

(8) MODIFICATION OF RIGHTS

72. Whenever the capital, by reason of the issue of preference shares or otherwise, is divided into different classes of shares all or any of the rights and privileges attached to any class may be modified, commuted, affected, abrogated or dealt with according to the procedure and with sanctions prescribed in Section 106 of the Act or any statutory modification or re-enactment thereof from time to time and for the time being in force; and in respect of any general meeting of members holding shares of that class to be held for the purpose all the provisions hereinafter contained as to general meetings shall **mutatis mutandis**, apply but so that the quorum thereof shall be two persons, being members holding shares of that class. This clause is not to derogate from any power the Company would have had if this clause were omitted.

Power to modify rights.

(9) BORROWING POWERS

73. Subject to the provisions of Sections 292 and 293 of the Act, the Board of Directors may, from time to time, at its discretion, by a resolution passed at a meting of the Board, accept deposits from members, either in advance of calls or otherwise, and generally raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company not exceeding the aggregate of the paid up capital of the Company and its free reserves (not being reserves set apart for any specific purpose). Provided, however, where the moneys to be borrowed together with the moneys already borrowed (apart from temporary loans obtained from the Company's bankers in the ordinary course of business) exceed the aforesaid aggregate, the Board of Directors shall not borrow such moneys without the consent of the Company in General Meeting.

Power to borrow.

74. The Directors may raise or secure the payment or repayment of such sum or sums, in such manner and upon such terms and conditions in all respects as they think fit and, in particular, by the issue of bonds, debenture or debenture stock of the Company or any mortgage, charge or other security upon all or any part of the undertaking or property of the Company (both present and future) including, subject to the provisions of Section 292 of the Act, its uncalled capital for the time being.

Conditions on which money may be borrowed.

75. Debentures, debenture stock, bonds or other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Securities may be assignable free from equities.

76. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise, and with any special privilege as to redemption, surrender, drawings, allotment of shares, and subject to the provisions of Sections 255 and 256 of the Act appointment of Directors, and otherwise. Any debentures or debenture stock issued by the Company shall be subject to the provisions of Sections 117 to 123 of the Act or of any statutory modification thereof for the time

Issued at discount, etc. and with special privileges.

being. Debentures with the right to conversion into or allotment of shares shall be issued only with the consent of the Company in General Meeting.

Register of Debentures to be kept.

77. The Board of Directors shall cause a proper Register to be kept in accordance with the provisions of Section 143 of the Act of all mortgages, debentures and charges specifically affecting the property of the Company; and shall cause the requirements of Sections 118, 125 and 127 to 144 of the Act in that behalf to be duly complied with, so far as they fall to be complied with by the Board of Directors.

Indemnity may be given.

78. The Directors or any of them may guarantee the whole or any part of the loans or debts raised or incurred by or on behalf of the Company or any interest payable thereon, and shall be entitled to receive such payment as consideration for the giving of any such guarantee as may be determined by the Directors with power to them to indemnify the guarantors from or against liability under their guarantees by means of a mortgage or charge on the undertaking. of the Company or upon any of its property or assets or otherwise. If the Directors or any of them or any other persons, shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Directors or persons so becoming liable as aforesaid from any loss in respect of such liability.

(10) RESERVES

Power to carry Profits to Reserve.

79. The Directors may before recommending any dividends whether preferential or otherwise carry to reserve out of the profits of the Company such sums as they think proper and may also carry to reserve premia received upon the issue of securities (other than shares) or obligations of the Company. The Directors shall also have power to carry to reserve any surplus realised on the sale of any fixed assets of the Company or arising from a revaluation of the properties or assets of the Company. All sums standing to reserve may be applied in whole or in part from time to time in the discretion of the Directors for meeting depreciation or contingencies or for capitalisation and special distribution by way of bonuses or for equalising dividends or for distribution by way of special dividend or bonuses or for repairing, improving, replacing or maintaining any of the property of the Company or for such other purposes as the Directors may in their absolute discretion think conducive to the objects of the Company or any of them and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments (with power to deal with and vary such investments) or be kept on deposit at any bank as the Directors think fit and that without being kept separate from the other assets of the Company. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they think fit.

How income from reserve fund to be treated.

80. The income arising from any reserve fund shall be treated as part of the gross profits of the Company.

Power to carry over profits.

81. The Directors may also without placing the same to reserve carry over any profits which they may think it not prudent to divide.

VI. GENERAL MEETINGS

(1) Convening of Meetings

Statutory Meeting.

82. The statutory meeting of the Company shall, as required by Section 165 of the Act be held within a period of not less than one month and not more than six months from the date on which the Company shall be entitled to commence business, and at such place as the Directors may

determine, and the Directors shall comply with the other requirements of the Act as to the Report to be submitted and otherwise.

83. A General Meeting of the Company which shall be styled as the Annual General Meeting shall be held once at least in every calendar year. The first Annual General Meeting shall be held within 18 months of the incorporation of the Company. The next Annual General Meeting of the Company shall be held by it within Six months after the expiry of the financial year in which the first Annual General Meeting was held; and thereafter the Annual General Meeting shall be held by the company within six months after the expiration of each financial year unless the Registrar of Companies shall have extended the time within which any Annual General Meeting shall be held under the provisions of Section 166 (l)(c) of the Act. Subject as aforesaid not more than 15 months shall elapse between the date of one Annual General Meeting and that of the next. Annual or Ordinary.

84. Every Annual General Meeting shall be called at such time during business hours and on such days (not being a public holiday) as the Directors may from time to time determine; and it shall be held either at the Registered Office of the Company or at such other place in the city or town in which the Registered Office of the Company may for the time being be situated. The notice of calling any such meeting shall specify it as an Annual General Meeting. Time and place for calling of Annual General Meeting.

85. All General Meetings other than Annual General Meetings shall be called Extra-ordinary General Meetings. Distinction between Ordinary and Extra-ordinary meetings.

86. The Board may, whenever it thinks fit, call an Extra-ordinary General Meeting. If at any time there are not within India Directors capable of acting who are sufficient in number to form a quorum any director of the Company may call an Extra-ordinary General Meeting in the same manner, as nearly as possible, as that in which such a meeting may be called by the Board at such time and place as it or they may determine. Who may call an Extraordinary General Meeting.

87. The Board of Directors of the Company shall on the requisition of such member or members of the Company as is specified in sub-section (4) of Section 169 of the Act, forthwith proceed duly to call an Extra-ordinary General Meeting of the Company and in respect of any such requisition and of any meeting to be called pursuant thereto, all the other provisions of Section 169 of the Act and of any statutory modification thereof for the time being shall apply. Calling of Extra-Ordinary General Meeting on requisition.

88. A Meeting of the Company may be called by not less than twenty one days' notice in writing but a general meeting may be called after giving shorter notice than that specified above if consent is accorded thereto in the case of an Annual General Meeting, by all the members entitled to vote thereat and in case of any other meeting, by members of the Company holding not less than 95 per cent of such part of the paid-up share capital of the Company as gives a right to vote at the meeting, provided that where any members of the Company are entitled to vote only on some resolution or resolutions to be moved at a meeting and not on the others, those members shall be taken into account for the purposes of this Article in respect of the former resolution or resolutions and not in respect of the latter. Notice of meeting.

89. Notice of every meeting shall be given to every member of the Company in any manner authorised by sub-sections (1) to (4) of Section 53 of the Act. It shall be given to the persons entitled to the share in consequence of the death or insolvency of a member, by sending through the post in a prepaid letter addressed to them by name or by the title of the representatives of the deceased, or assignees of the insolvent or by any like description, at the address, if any, in India, supplied for the purpose by the persons claiming to be so entitled or unless such an address has been so supplied, by giving the notice in any manner in which it might have been given if the death or insolvency had not occurred. Service of Notice.

Notice to be given to the Auditors.

90. Notice of every meeting of the Company shall be given to the auditor or auditors for the time being of the Company, in any manner authorised by Section 53 in the case of any member or members of the Company.

Accidental omission to give notice.

91. The accidental omission to give notice of any meeting to or the non-receipt of such notice by any of the members shall not invalidate the proceedings at any such meeting.

Resolutions requiring special notice.

92. Where by any provision contained in this Act or in these Articles, special notice is required of any resolution, notice in respect of the same shall be given to the Company and by the Company as provided in Section 190 of the Act.

(2) PROCEEDINGS AT GENERAL MEETINGS

Business of Ordinary General Meeting.

*93. The Ordinary business of an Annual General Meeting shall be to receive and consider the profit and loss account, the balance sheet and the reports of the Directors and of the Auditors, to appoint Directors in place of those retiring, to appoint auditors and fix the remuneration and to declare dividends and subject to the provisions of Sections 173 and 188 of the Act to transact any other business. All other business transacted at an Annual General Meeting and all business transacted at an Extraordinary General Meeting shall be deemed to be special business. Where any items of business to be transacted at the meeting are deemed to be special business in accordance with Section 173 of the Act, there shall be annexed to the notice of the meeting a statement setting out all material facts concerning each such item of business including in particular the nature and extent of the interest, if any, therein of every Director, Managing Director and Manager, if any, of the Company. And where any item of business consists of the according of approval to any document by the meeting, the time and place where the document can be inspected shall be specified in the aforesaid statement.

Quorum.

94. The quorum for a General Meeting, of the Company shall be five members personally present.

Quorum necessary for business.

95. No business shall be transacted at any General Meeting unless a quorum shall be present at the commencement of the business.

Chairman.

96. The Chairman of the Directors shall be entitled to take the chair at every General Meeting, or if such Chairman shall have notified to the Company that he will not be present at the meeting or if at any meeting he shall not have given notice of absence and shall not be present, within fifteen minutes after the time appointed for holding such meeting, or, is unwilling to act as chairman, the members present shall choose another Director as Chairman and, if no Director be present, or if all the Directors present decline to take the chair, then the members present shall choose one of their number being a member entitled to vote to be chairman.

Automatic adjournment and dissolution.

97. If within half an hour from the time appointed for the meeting a quorum be not present, the meeting, if convened upon a requisition of members under Article 87 shall be dissolved but in any other case it shall stand adjourned to the same day in the next week at the same time and place, unless the same shall be a public holiday when the meeting shall stand adjourned to the next day not being a public holiday at the same time and place or to such other day and at such other time and place as the Directors may determine and if at such adjourned meeting a quorum be not present within half an hour from the time appointed for the meeting, those members who are present and not being less than two persons shall be a quorum and may transact the business for which the meeting was called.

How questions or resolutions to be decided at meetings.

98. In case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or a casting vote in addition to the vote or votes to which he may be entitled as a member.

* (Amended by Special Resolution passed on 31.8.1989)

99. At any General Meeting a resolution shall first be put to the vote on a show of hands and unless a poll is (before or on the declaration of the result of a show of hands) demanded in the manner mentioned in Section 179 of the Act and unless a poll is so demanded, a declaration by the Chairman that a question or resolution has on a show of hands, been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the Books containing the minute book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such question or resolution. Before or on the declaration of the result of voting on any resolution on a show of hands a poll may be ordered to be taken by the Chairman of the meeting of his own motion, and shall be ordered to be taken by him on a demand made in that behalf by-the person or persons specified in Section 179 of the Act.

What is to be evidence of the passing of a question or resolution where poll not demanded.

100. If a poll is demanded as aforesaid it shall, subject to the provisions of Article 101 be taken in such manner and at such time and place as the Chairman of the Meeting directs and either at once or otherwise not being later than 48 hours from the time of such demand and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand of a poll may be withdrawn.

Poll.

101. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith in accordance with the provisions of these Articles, the Chairman elected on a show of hands exercising all the powers of the Chairman under the said provisions. If some other person is elected Chairman as a result of the poll, he shall be Chairman for the rest of the meeting.

In what cases Poll taken without adjournment.

102. The Chairman of a General meeting may with the consent of the meeting and shall if so directed by the meeting adjourn the same from time to time and. from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned sine die or for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or the business to be transacted at an adjourned meeting.

Power to adjourn General Meeting.

103. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Business may proceed notwithstanding demand of poll.

104. On a poll taken at a meeting of the Company, a member entitled to more than one vote, or his proxy, or other person entitled to vote for him, as the case may be, need not, if he votes, use all his votes or cast in the same way all the votes he uses.

Right of member to use his votes differently.

105. (1) Where a poll is to be taken, the Chairman of the meeting shall appoint two scrutineers to scrutinise the votes given on the poll and to report thereon to him.

Scrutineers at poll.

(2) The Chairman of the meeting shall have power, at any time before the result of the poll is declared, to remove a scrutineer from office and to fill vacancies in the office of scrutineer arising from such removal or from any other cause.

(3) Of the two scrutineers appointed under this Article, one shall always be a member (not being an officer or employee of the Company) present at the meeting, provided such a member is willing to be appointed.

Chairman's decision conclusive.

106. The Chairman of any meeting shall be sole judge of the validity of every vote tendered at such meeting. The chairman of the meeting present at the taking of a poll shall be the sole judge of the validity of every vote tendered at such poll.

107. At every Annual General Meeting of the Company there shall be laid on the table the Report of the Directors, the Profit and Loss Account, Balance Sheet and Report of the Auditors, such documents (if any) required by law to be annexed or attached thereto and the Register of Directors' shareholding. The Auditors' Report shall be read before the Company in Annual General Meeting and shall be open to inspection by any member of the Company.

Resolutions passed at adjourned meeting.

108. Where a resolution is passed at an adjourned meeting of :

(a) the Company; or

(b) the holders of any class of shares in the Company;
the resolution shall, for all purposes, be treated as having been passed on the date on which it was in fact passed and shall, not be deemed to have been passed on any earlier date.

Registration of certain resolutions and agreements.

*109. A copy of each of the following resolutions or Agreements shall, within fifteen days after the passing or making thereof, be printed or typewritten and duly certified under the signature of an officer of the Company and filed with the Registrar, and the same shall also be embodied or annexed to every copy of these Articles:

(a) Special resolution;

(b) Resolution agreed to by all the members of the Company;

(c) Resolution of the Board or any Agreement relating to the appointment, re-appointment or the renewal of the appointment or variation of the terms of appointment of a Managing Director;

(d) Agreement relating to the appointment, re-appointment or the renewal of the appointment of a Manager or varying the terms of any such Agreement;

(e) Resolution or Agreement agreed to by all the Members of any class of shareholders, and all Resolutions or Agreements which effectively bind all the members of any class of shareholders though not agreed to by all those members;

(f) Resolution for voluntary winding-up of the Company.

Minutes of General Meeting.

110. The Company shall cause Minutes of all proceedings of General Meeting to be entered in the book kept for that purpose and the minutes shall contain and include the matters specified in Section 193 of the Act. No report of the proceedings of any General Meeting of the Company shall be circulated or advertised at the expense of the Company unless it includes the matters required by Section 193 of the Act to be contained in the Minutes of the proceedings of such meeting.

Inspection of Minutes Books of General Meetings.

*111. Inspection of the book containing the aforesaid minutes shall be kept and be open to the inspection of any member as provided in Section 196 of the Act and he shall be furnished with a copy of any minutes in accordance with the terms of that Section.

(3) VOTES OF MEMBERS

Votes of Members.

112. (a) Subject to any rights or restrictions for the time being attached to any class or classes of shares on a show of hands, every member present in person or if a body corporate through a

* (Amended by Special Resolution passed on 31.8.1989)

representative appointed under the provisions of Section 187 of the Act and Article 113 hereof or by proxy shall have one vote and on a poll the voting right of such member whether present in person or by representative or by proxy shall be in proportion to his share of the paid up equity share capital of the Company.

(b) Subject as aforesaid and save as provided in clause (c) of this Article, every member of the Company holding any preference share capital shall, in respect of such capital, have a right to vote only on Resolutions or questions placed before the Company which directly affect the rights attached to his preference shares. Any Resolution for winding up the Company or for the repayment or reduction of its share capital shall be deemed directly to affect the rights attached to preference shares within the meaning of this clause.

(c) Subject as aforesaid every member of the Company of holding any preference share capital shall, in respect of such capital, be entitled to vote on every resolution or question placed before the Company at any meeting, if the dividend due on such capital or any part of such dividend has remained unpaid:

(i) in the case of cumulative preference shares, in respect of an aggregate period of not less than two years preceding the date of commencement of the meeting, and

(ii) in the case of non-cumulative preference shares, either in respect of a period of not less than two years ending with the expiry of the financial year immediately preceding the commencement of the meeting or in respect of an aggregate period of not less than three years comprised in the six years ending with the expiry of the financial year aforesaid.

For the purposes of this clause, dividend shall be deemed to be due on preferences shares in respect of any period, whether a dividend has been declared by the Company on such shares for such period or not.

(i) on the last day specified for the payment of such dividend for such period in these Articles or other instrument executed by the Company in that behalf, or

(ii) in case no day is so specified, on the day immediately following such period:

(d) Where the holder of any preference share has a right to vote on any Resolution or question in accordance with the aforesaid provisions of this Article, 'on a show of hands he shall, if present in person, have one vote and upon a poll he shall as the holder of such share, whether present" in person or by proxy, have a voting right in the same proportion as the capital paid up in respect of the preference share bears to the total paid up equity share capital of the Company.

(e) In case the Company may accept from any member the whole or a part of the amount remaining unpaid on any shares (whether equity or preference shares) held by him, although no part of the amount has been called up the member shall not be entitled to any voting rights in respect of the monies so paid by him until the same would, but for such payment, become presently payable.

113. (a) A body corporate (whether a Company within the meaning of the Act or not) may, if it is a member of the Company, by resolution of its board of directors or other governing body, authorise such person as it thinks fit, to act as its representative at any meeting of the Company or at any meeting of any class of members of the Company. If such body corporate be a creditor (including a holder of debentures) of the Company, it may by resolution of the

Representation of Corporations at meetings of Companies and of Creditors.

* (Amended by Special Resolution passed on 31.8.1989)

Board of Directors or other governing body, authorise such person as it thinks fit, to act as its representative at any meeting of any creditor of the Company held in pursuance of the Act or any rules made thereunder, or in pursuance of the provisions contained in any Debenture or Trust Deed, as the case may be.

(b) A person authorised by a resolution as aforesaid, shall be entitled to exercise the same rights and powers (including the right to vote by proxy) on behalf of the body corporate which he represents as that body could exercise if it were a member, creditor or holder of debentures of the Company. He shall be counted for the purpose of ascertaining whether a quorum of members is present.

(c) The production at the meeting of a copy of such resolution duly signed by one director of such body corporate Company or by the Managing Director/Manager or other duly authorised officer thereof and certified by him or them as being a true copy of the resolution may on production at the meeting be accepted by the Company as sufficient evidence of the validity of his appointment.

Votes in respect of deceased insolvent or Insane member.

114. Subject to provisions of the Articles, any person entitled under the Transmission Article to transfer any shares may vote at any General Meeting in respect thereof, in the same manner as if he were the registered holder of such shares, provided that 48 hours at least before the time of holding the meeting or adjourned meeting as the case may be at which he proposes to vote he shall satisfy the Directors of his right to transfer such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof. If any member be a lunatic, idiot or a person a **non-compos mentis**, he may vote whether on a show of hands or at a poll by his committee **curator bonis** or other person recognised by the Company as entitled to represent such member and such last mentioned person may give his vote by proxy.

Joint holders.

115. Where there are joint registered holders of any share anyone of such persons may vote subject to provisions of Article 112 at any meeting either personally or by proxy in respect of such share as if he were solely entitled thereto and if more than one of such joint -holders be present at any meeting either personally or by proxy then that one of the said persons so present whose name stands prior in order on the Register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purpose of this Article be deemed joint-holders thereof.

Proxies Permitted.

116. Votes may be given either personally or by proxy or in case of a company or other body corporate by a representative duly authorised as aforesaid. A proxy or representative shall be entitled to vote on a show of hands as well as on a poll.

Instrument approving proxy to be in writing.

117. The instrument appointing a proxy shall be in writing and shall be signed by the appointer or his attorney duly authorised in writing or, if the appointer is a body corporate, be under its seal or be signed by an officer or an attorney duly authorised by it. A proxy need not be a member of the Company. A proxy appointed as aforesaid shall not have any right to speak at any meeting.

118. Every notice convening a meeting of the Company shall state with reasonable prominence that a member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and that a proxy need not be a member of the Company.

Instrument appointing proxy to be deposited at the office.

119. The instrument appointing a proxy and the Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy of the power or authority, shall be deposited at the Office not less than forty-eight hours before the time for holding the meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be valid.

120. A vote given in accordance with the terms of an instrument appointing a proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument or transfer of the share in respect of which the vote is given: Provided no intimation in writing of the death, insanity or revocation of instrument of transfer of the share shall have been received at the Office or by the Chairman of the Meeting before the vote is given: Provided nevertheless that the Chairman of any meeting shall be entitled to require such evidence as he may in his discretion think fit of the due execution of an instrument of proxy and that the same has not been revoked.

121. An instrument appointing a proxy may be in either of the following forms: Form of Proxy.

GENERAL FORM

HINDALCO INDUSTRIES LIMITED

I/We of in the district of being a member/members of the above named company hereby appoint of in the district of or failing him of in the district of as my/our proxy to vote for me/us on my/our behalf at the annual general meeting/general meeting (not being an annual general meeting) of the Company to be held on the day of 200 _____ and at any adjournment thereof.

Signed this day of 200 _____.

II

Form for affording members an opportunity of voting for or against a resolution :

HINDALCO INDUSTRIES LIMITED

I/We of in the district of being a member/members of the above named Company, hereby appoint of in the district of or failing him of in the district of as my/our proxy to vote for me/us on my/our behalf at the annual general meeting/general meeting (not being an annual general meeting) of the Company to be held on the day of 200______ and at any adjournment thereof.

Signed this day of 200 _______.

122. Every member entitled to vote at a meeting of the Company according to the provisions of Article 112 hereof, or on any resolution to be moved thereat, shall be entitled during the period beginning twenty-four hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, to inspect the proxies lodged, at any time during the business hours of the Company, provided not less than three days' notice in writing of the intention so to inspect is given to the Company. Time and place to inspect the proxies lodged.

123. No member shall be entitled to be present or to vote on any question either personally or by proxy at any General Meeting or upon a poll or be reckoned in a quorum whilst any call or other sum shall be due and payable to the Company in respect of any of the shares of such member or in regard to any shares on which the Company has and has exercised any right of lien. Restriction on Voting.

124. No objection shall be taken to the validity of any vote except at the meeting or poll at which such vote shall be tendered and every vote not disallowed at such meeting or poll and whether given personally or by proxy or otherwise shall be deemed valid for all purposes. Any such objection Validity of Votes.

made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

VII. DIRECTORS

(1) GENERAL PROVISIONS

Number of Directors

*125. Subject of the provisions of Sections 252, 255, 256 and 259 of the Act, until otherwise determined by the Company in General Meeting, the number of Directors, shall not be less than four or more than twelve, excluding debenture Directors".

First directors.

126. The first Directors of the Company are:

1. Sri G. D. Birla (Chairman)
2. Mr. Edgar F. Kaiser.
3. Mr. T.K. McCarthy.
4. Sri M.P. Birla

Nominee Director

126 A. Notwithstanding anything to the contrary contained in these Articles, so long as any moneys remain owing by the Company to the Industrial Development Bank of India (IDBI), Industrial Finance Corporation of India (IFCI), The Industrial Credit and Investment Corporation of India Limited (ICICI), Life Insurance Corporation of India (LIC), Unit Trust of India (UTI), General Insurance Corporation of India (GIC) and its Subsidiaries-National Insurance Company Limited (NIC), The Oriental Fire and General Insurance Company Limited (OFGI), The New India Assurance Company Limited (NIA), United India Insurance Company Limited (UI) or to any other Finance Corporation or Credit Corporation or to any other Finance Company or Body out of any loans granted by them to the Company or so long as IDBI, IFCI, ICICI, LIC, UTI, GIC and its Subsidiaries or any other Finance Corporation or Credit Corporation or any other Finance Company or Body (each of which IDBI, IFCI, ICICI, LIC, UTI, GIC, NIC, OFGI, NIA and UI or any other Finance Corporation or Credit Corporation or any other Finance Company or Body is hereinafter in this Article referred to as "the Corporation") continue to hold Debentures in the Company or so long as the Corporation holds Shares in the Company as a result of underwriting or so long as any liability of the Company arising out of any guarantee furnished by the Corporation on behalf of the Company remains outstanding, the Corporation shall have a right in accordance with the terms and conditions of agreement, if any, between the Company and the Corporation, to appoint from time to time, any person or persons as a Director or Directors whole time or non-whole time, (which Director or Directors is/are hereinafter referred to as "Nominee Director/s") on the Board of the Company and to remove from such office any person or persons so appointed and to appoint any person or persons in his or their place/s The Board of Directors of the Company shall have no power to remove from office the Nominee Director/s. At the option of the Corporation such Nominee Director/s shall not be required to hold any share qualification in the Company. Also at the option of the Corporation such Nominee Director/s shall not be liable to retirement by rotation of Directors. Subject as aforesaid, the Nominee Director/s shall be entitled to the same rights and privileges and be subject to the same obligations as any other Director of the Company. The Nominee Director/s so appointed shall hold the said office only so long as any moneys remain owing by the Company to the Corporation or so long as the Corporation holds Debentures or Shares in the Company or the liability of the Company arising out of any Guarantee furnished by the Corporation on behalf of the Company is outstanding and the Nominee Director/s so appointed in exercise of the said power shall ipso facto vacate such office immediately the moneys owing by the Company to the Corporation is paid off or on the Corporation ceasing

* (Amended by Special Resolution passed on 01.8.2001)

to hold Debentures/shares acquired in the manner referred hereinabove in the Company or on the satisfaction of the liability of the Company arising out of any Guarantee furnished by the Corporation.

The Nominee Director/s appointed under this Article shall be entitled to receive all notices of and attend all General Meetings, Board Meetings and Meetings of the Committee, of which the Nominee Director/s is / are member/s and shall also be entitled to receive the minutes of such meetings. The Corporation shall also be entitled to receive all such notices and minutes.

The Company shall pay to the Nominee Director/s sitting fees and expenses to which the other Directors of the Company are entitled, but if any other fees, commission, moneys or remuneration in any form is payable to the Directors of the Company, the fees, commission, moneys and the remuneration in relation to such Nominee Director/s shall accrue to the Corporation and the same shall accordingly be paid by the Company directly to the Corporation. Any expenses that may be incurred by the Corporation or such Nominee Director/s in connection with their appointment or Directorship shall also be paid or reimbursed by the Company to the Corporation or as the case may be, to such Nominee Directors.

Provided that if any such Nominee Director/s is/are officer/s of the Corporation, the sitting fees in relation to such Nominee Director/s shall accrue to the Corporation and the same shall accordingly be paid by the Company directly to the Corporation.

Provided also that in the event of the Nominee Director/s being appointed as whole time Director/s such Nominee Director/s shall exercise such powers and duties as may be approved by the Corporation and have such rights as are usually exercised by or available to the whole time Director/s, in the management of the Company. Such Nominee Director/s shall be entitled to receive such remuneration, fees, commission and moneys as may be approved by the Corporation."

127. The qualification of a Director shall be the holding of Ordinary and/or Preference shares or both in the Capital of the Company of the aggregate nominal value of Rs.2,500 (Rupees two thousand five hundred only). The first Directors named in the Articles, an Ex-officio Director or an alternate director appointed pursuant to Articles, 76, 125, 126, 142 & 143 shall not be required to hold any qualification shares. *Qualification of Directors.*

128. A Director who is required to hold a qualification may act as a Director before acquiring his qualification but must acquire the same within two months after his appointment or election. *Time for the Directors to acquire qualification.*

129. (a) Subject to the provisions of the Act, the remuneration of the Directors shall be as fixed by the Company in General Meeting and may be by way of fees for meetings attended or monthly payments or otherwise as may be fixed by the General Meeting. *Remuneration of directors.*

*(b) The fees payable to a Director for attending a Meeting of the Board or committee (thereof or a General Meeting shall be decided by the Board of Directors from time to time within the maximum limits of such fees that may be prescribed by the Act or the Central Government or if not so. prescribed, in such manner as the Directors may decide from time to time in conformity with the provisions of law.

(c) In addition to the remuneration payable to them in pursuance of the Act or these Articles, the Directors may be paid or reimbursed all travelling, hotel and other expenses properly incurred by them: *Payment of expenses.*

(i) In attending and returning from meetings of the Board of Directors or any committee or sub committee thereof, or

(ii) In connection with the business of the Company.

Further remuneration as determined by General Meeting.

130. The Directors shall also be paid such further remuneration (if any) as the Company in General Meeting may from time to time determine and such further remuneration shall be divided in such proportion and manner as the Directors may from time to time agree among themselves, and in default of such agreement within three months from the date of General Meeting, in proportion to their respective attendances at Board Meetings during the year preceding the General Meeting.

Continuing directors may act.

131. The continuing Directors may act notwithstanding any vacancy in their body but so that if the number falls below the minimum above fixed, the Directors shall not except in emergencies or for the purpose of filling vacancies or of summoning a General Meeting, act so long as the number is below the minimum.

Directors not to hold office of profit.

+132. Except with the previous consent of the Company accorded by a special resolution, no director of a company, no partner or relative of such a director, no firm in which such a director or relative is a partner, no private company of which such a director is a director or member, and no director or manager of such a private company shall hold any office or place of profit except that of Managing Director, Manager, legal or Technical Adviser, Banker, or Trustee for the holders of Debentures of the Company:-

(a) under the Company, or

(b) under any subsidiary of the Company, unless the remuneration received from such subsidiary in respect of such office or place is paid over to the Company or its holding company.

Directors and Manager may contract with Company.

* 133. Subject to the provisions of Sections 297,299,300, 302 and 314 of the Act, the Directors including a Managing Director and the Manager shall not be disqualified by reason of his or their office as such from contracting with the Company either as vendor, purchaser, lender, agent, broker, lessor or lessee or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any Director or the Manager or with any company or partnership of or in which any Director or the Manager shall be a member or otherwise interested be avoided nor shall any Director, or the Manager so contracting or being such member or so interested be liable to account to the Company for any profit realised by such contract or arrangement by reason only of such Director or the Manager holding that office or of the fiduciary relation thereby established, but the nature of the interest must be disclosed by him or them at the meeting of Directors at which the contract or arrangement is determined on, if the interest then exists or in any other case at the first meeting of Directors after the acquisition of the interest; Provided nevertheless that no Director shall vote as a Director in respect of any contract or arrangement in which he is so interested as aforesaid and if he does so, his vote shall not be counted but he shall be entitled to be present at the meeting during the transaction of the business in relation to which he is precluded from voting although he shall not be counted for the purpose of ascertaining whether there is a quorum of Directors present. This proviso shall not apply to any contract by or on behalf of the Company to give the Directors or any of them any security by way of indemnity against any loss which they or any of them may suffer by becoming or being sureties for the Company.

Register of Contracts.

134. The Company shall keep a register in which shall be entered particulars of all contracts or arrangements to which Sections 297 and 299 of the Act apply including the date of the contract or arrangement, the names of the parties thereto, the principal terms and conditions thereof, the

* (Amended by Special Resoluion passed on 21.5.1986 & 31.8.1989)
\+ (Amended by Special Resolution passed on 31.8.1989)

date on which it was placed before the Board of Directors, the names of the Directors voting for and against the contract or arrangement and the names of those remaining neutral. Particulars of every such contract or arrangement shall be entered in the Register aforesaid within three days of the meeting of the Board at which the contract or arrangement was approved and the Register shall be placed before the next meeting of the Board and shall be signed by all the Directors present at the meeting. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Section 299 of the Act. The Register shall be kept at the registered office of the Company and shall be open to inspection at such office, and extracts may be taken thereform and copies thereof may be required by any member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

135. A Director of this Company may be or become a Director of any Company promoted by this Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be accountable for any benefits received as a Director or member of such company.

When Director of the Company appointed Director of a subsidiary Company.

* 136. Whenever the Company enters into a contract for the appointment of a Manager or Managing Director of the Company in which contract any Director of the Company is directly or indirectly concerned or interested, or varies any such existing contract, the Company shall in accordance with Section 302 of the Act, within 21 days from the date of entering into the contract or the varying of such contract send an abstract of the terms of such contract or variations as the case may be, together with a memorandum clearly indicating the nature of the interest of the Director in such contract, or in the such variation, to every member of the Company, and the contract shall be open to the inspection of any member at the office, and in this connection all the other provisions of Section 302 of the Act shall be duly complied with.

Abstract of contents of contracts in certain cases.

(2) DISQUALIFICATION OF DIRECTORS

137. Subject to the provisions contained in sub-section (2) of Section 283 of the Act, the Office of a Director shall be vacated if:

Disqualification of Directors.

(a) he fails to obtain within the time specified in sub-section (1) of section 270 of the Act or at any time thereafter ceases to hold, the share qualification if any, required of him by the Articles of the Company;

(b) he is found to be of unsound mind by a Court of Competent jurisdiction;
(c) he applies to be adjudicated an insolvent;

(d) he is adjudged insolvent;

(e) he is convicted by a Court in India of any offence and is sentenced in respect thereof to imprisonment for not less than six months.

(f) he fails to pay any call in respect of shares of the Company held by him, whether alone or jointly with others, within six months from the last date fixed for the payment of the call;

(g) An office or place of profit is held in contravention of Section 314 of the Act and the director concerned is deemed to have vacated office under that section.

(h) he absents himself from three consecutive meetings of the Board of Directors or from all meetings of the Board for a continuous period of three months, whichever is longer, without

* (Amended by Special Resolution passed on 31.8.1989)

obtaining leave of absence from the Board;

(i) he or any firm in which he is a partner or any private company of which he is a director, accepts a loan, or any guarantee or security for a loan, from the company in contravention of section 295 of the Act;

(j) he acts in contravention of Section 299 of the Act;

(k) he becomes disqualified by an order of Court under Section 203 of the Act; or

(l) he is removed in pursuance of section 284 of the Act.

(3) APPOINTMENT AND REMOVAL OF DIRECTORS.

Appointment of Directors.

138. The Company in General Meeting, may, subject to the provisions of these Articles and subject to the provisions of Sections 252, 255, and 259 of the Act, by ordinary resolution increase or reduce the number of its Directors below the minimum or above the maximum of the limits fixed in that behalf by these Articles.

Removal of Director.

139. (a) The Company may by an Ordinary Resolution remove a Director before the expiry of his period of office;

(b) Special notice shall be required of any resolution to remove a Director under this Article or to appoint somebody instead of a Director so removed at the Meeting at which he is removed;

(c) Vacancy created by the removal of a Director under this Article may if he had been appointed by the Company in General Meeting or by the Board in pursuance of Section 260 or 262 of the Act be filled by the appointment of another director in his stead by the meeting at which he is removed provided special notice of the intended appointment has been given under sub-clause (b) above.

A Director so appointed shall hold office until the date upto which his predecessor would have held office if he had not been removed as aforesaid;

(d) If the vacancy is not filled under sub-clause (c) above, may be filled as a casual vacancy in accordance with the provisions, so far as they may be applicable, of Section 262 of the Act and all the provisions of that Section shall apply accordingly; provided that the Director who was removed from the office shall not be re-appointed as a Director by the Board.

Appointment of Additional Director.

140. The Directors shall have power at a meeting of the Board at any time and from time to time to appoint any person other than a person who has been removed from office of a Director of the Company under Article 139 to be a Director of the Company as an addition to the Board but so that the total number of Directors shall not at any time exceed the maximum number fixed. Any Director so appointed shall hold office only upto the date of the next following Annual General Meeting of Company.

Casual Vacancy may be filled by Board.

141. The Directors at a meeting of the Board shall have power to fill a vacancy in the Board if the office of any Director appointed by the Company in General Meeting is vacated before his term of office will expire in the usual course.

Debenture Director.

142. Any Trust Deed for securing debentures or debenture-stock if so arranged provide for the appointment from time to time by the trustees thereof or by the holders of the debentures or

debenture-stock of some person to be a Director of the Company and may empower such trustees or holders of debentures or debenture-stock from time to time to remove any Director so appointed. A Director appointed, under this Article is herein referred to as a "Debenture Director" and that the term 'Debenture Director' means a Director for the time being in office under this Article. A Debenture Director shall not be bound to hold any qualification shares and not be liable to retire by rotation or be removed by the Company. The Trust Deed may contain such ancillary provisions as may be arranged between the Company and the Trustees and all such provisions shall have effect notwithstanding any of the other provisions herein contained.

143. (a) The Board of Directors may appoint an alternate Director to act for a Director (hereinafter called the 'Original Director') during his absence for a period of not less than three months from the State in which meetings of the Board are ordinarily held. Alternate Director.

(b) An alternate Director appointed under sub-clause (a) above shall vacate office if and when the Original Director returns to State;

(c) If the term of office of the Original Director is determined before he so returns to State, any provision for the automatic re-appointment of the Retiring Director in default of another appointment, shall apply to the Original and not to the alternate Director.

(d) This Article shall not apply to an ex-officio Director or Debenture Director.

*144. No person not being a Retiring Director, shall be eligible for election to the office of Director at any General Meeting unless he or some member intending to propose him has at least fourteen clear days before the meeting left at the office a notice in writing under his hand signifying his candidature for the office of Director or the intention of such member to propose him as a candidate for that office as the case may be along with a deposit of five hundred rupees or such sum as may for the time being be prescribed by the Act, which shall be refunded to such person, or, as the case may be, to such member, if the person succeeds in getting elected as a Director. A person who is not a retiring director shall not be capable of being appointed director of the Company, unless he has, by himself or by his agent authorised in writing signed and filed with the Registrar a consent in writing to act as such director.

(4) ROTATION OF DIRECTORS

145. At the Annual General Meeting of the Company in every year, one-third of such of the Directors for the time being as are liable to retire by rotation or if the number is not three or a multiple of three then the number nearest to one-third shall retire from office. The Directors to retire at each Annual General Meeting shall be the Directors who shall have been longest in office since their last election. As between Directors who become Directors on the same day those to retire shall (in default of agreement between them) be determined by lot. For the purpose of this Article a Director appointed to fill a vacancy under the provisions of Article 139 sub-clause (c) shall deemed to have been in office since the date on which the Director, in whose place he was appointed, was last elected as a Director. Rotation of Directors.

146. A retiring Director shall be eligible for re-election and shall act as a Director throughout the meeting at which he retires. Retiring of Director eligible for re-election

147. Subject to the provisions of Article 138, the Company at the Annual General Meeting at which any Director retires in manner aforesaid may fill up the vacated office by electing a person thereto. Company may fill in vacancy.

148. (a) 'If at any meeting at which any election of directors ought to take place, the places of the vacation Directors are not filled up, and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week at the Adjournment of meeting for election of Directors.

* (Amended by Special Resolution passed on 31.8.1989)

same time and place or if that day is public holiday till the next succeeding day which is not a public holiday at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting unless :

i) at the meeting or at the previous meeting a resolution for the appointment of such Director has been put to meeting and lost;

(ii) the retiring Director had, by a notice in writing addressed to the Company or its Board of Directors expressed his unwillingness to be so re-appointed.

(iii) he is not qualified or is disqualified for appointment.

(iv) a resolution, whether special or ordinary is required for his appointment or re-appointment in virtue of any provisions of the Act;

(v) the proviso to sub-section (2) of Section 263 or sub-section (3) of Section 280 of the Act is applicable.

Where a Director is to retire at any Annual General Meeting both in virtue of Article 145 and in virtue of sub-section (2) of Section 280 of the Act he shall be deemed for the purposes of these Articles to retire in virtue of Article 145.

(5) PROCEEDINGS OF DIRECTORS

Meeting of Directors.

149. The Directors may meet together for the despatch of business adjourn and otherwise regulate their meetings and proceedings as they think fit, provided however that the meeting of the Board of Directors shall be held at least once in every three calendar months. The quorum for a meeting of the Board of Directors of the Company shall be one-third of its total strength or two Directors whichever is higher; provided that where at any time the number of remaining directors that is to say the number of the directors who are not interested shall be the quorum during such time.

Adjournment of meeting for want of quorum.

150. If a meeting of the Board cannot be held for want of quorum, then the meeting shall stand adjourned to such day, time and place as the Director or Directors present at the meeting may fix.

151. Any director may at any time summon a meeting of the directors. Notice of every meeting of the Board of Directors of the Company shall be given in writing to every director for the time being in India, and at his usual address in India to every other Director.

Voting at meeting.

152. Subject to the provisions of the Act, questions arising at any meeting shall be decided by a majority of votes, each Director having one vote, and in case of an equality of votes the Chairman shall have a second or casting vote.

iii) The existing Article 153 be and is hereby deleted and substituted by the following :

Chairman and Vice-Chairman of meeting

+ 153 (a) The Board may elect a Chairman and a Vice-Chairman to preside at its Meetings and to exercise the powers and perform the duties ordinarily vested in a Chairman.

(b) If at any Meeting the Chairman is not present within fifteen minutes after the time appointed for holding the Meeting, the Vice-Chairman shall take the Chair and exercise the power and

+ (Amended by Special Resolution passed on 2.8.1995)

perform the duties vested in a Chairman. If such Vice-Chairman also be not present at the Meeting, the Directors present may choose one of their number to be the Chairman of the Meeting.

154. A meeting of Directors at which quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally. In the exercise of any such authorities and powers and discretions the Directors shall have regard to the restrictions imposed on the powers of the Board by Section 293 of the Act. Acts of meeting

155. The Directors may from time to time subject to the provisions of the Act, and in particular to Section 292 of the Act delegate any of their powers to a committee consisting of such member or members of their body as they think fit and may from time to time revoke such delegations. Any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Directors. The meeting and proceedings of any such committee, if consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors so far as the same are applicable thereto and are not superseded by any regulations made by the Directors under this Article. Delegation to Committee

156. All acts at any meeting of directors or of a Committee of the Directors or by any person acting as a Director shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such directors, Committee or person acting aforesaid or that they or any of them were disqualified, be as valid as if every such director or such person had been duly appointed and was duly qualified; provided always that nothing in this Article shall be deemed to give validity to acts done by such Directors, Committee or person acting as aforesaid after it has been shown that there was some defect in any such appointment or that they or any of them were disqualified. Validity of meeting

157. A resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted if it has been circulated in draft together with necessary papers if any to all the Directors then in India (not being less in number than quorum fixed for a meeting of the Board) and to all other Directors at their usual address in India and has been approved by such of the Directors as are then in India or by a majority of such of them as are entitled to vote on resolution. Resolution by Circulation

158. The Directors shall cause minutes to be duly entered in books provided for the purpose ; Minutes to be made

(a) Of all appointment of Officers and Committees made by the Directors;

(b) Of the names of the Directors present at each meeting of the Directors and of any Committee of Directors ;

(c) Of all orders made by the Directors and Committee of Directors;

(d) Of all resolutions and proceedings of General Meetings and of meetings of Directors and Committees.

And any such minute of any meeting of Directors or of any Committee or of the Company, if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting, shall be receivable as **prima facie** evidence of the matters stated in such minutes.

Registers, Books and Documents to be maintained by the Company.

*159. The Company shall maintain the following Registers, Books and Documents namely :

(a) Register of Investments not kept in Company's name according to Section 49 of the Act.

(b) Register of Mortgages and Charges according to Section 143 of the Act.

(c) Register of Members or Index according to Sections 150 and 151 of the Act.

(d) Register or Index of Debentureholders according to Section 152 of the Act.

(e) Register of Contracts, Companies and Firms in which Directors are interested according to Section 301 of the Act.

(f) Register of Directors, Manager and Managing Director according to Section 303 of the Act.

(g) Register of Directors, Shareholdings according to Section 307 of the Act.

(h) Register of Investments in shares or debentures of bodies corporate in the same group according to Section 372 of the Act.

(i) Copy of instrument creating any charge requiring registration according to Section 136 of the Act.

(j) Copies of Annual Returns prepared under Sections 159 and 160 of the Act together with the copies of Certificates and documents required to be annexed thereto under Sections 160 and 161.

Inspection of Registers etc.

160. The said Registers, books and documents shall be kept open for inspection by such persons as may be entitled thereto respectively, under the Act on such days and during such business hours as may, consistently with the provisions of the Act in that behalf be determined by the Company in the General Meeting.

(6) POWERS OF DIRECTORS

Powers of Directors.

161. The management and control of the business of the Company shall be vested in the Directors who may pay all expenses incurred in getting up and registering the Company and may exercise all such powers of the Company and do all such acts and things as are not, by the Act, or any statutory modification thereof for the time being in force or by any other Act or by the Memorandum or by these Articles, required to be exercised by the Company in General Meeting, subject nevertheless to any regulation of these Articles, to the provisions of the Act, or any statutory modification thereof for the time being in force or any other Act and to such regulations being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by the Company in General Meeting; but no regulation made by the Company in General Meeting shall invalidate any prior act of the Board which would have been valid if that regulation had not been made. Provided that the Board of Directors shall not, except with the consent of the Company in General Meeting:

(a) Sell, lease or otherwise dispose of the whole, or substantially the whole, of the undertaking of the Company, or where the Company owns more than one undertaking, of the whole or substantially the whole, of any such undertaking.

(b) Remit or give time for repayment of, any debt due by a Director,

* (Amended by Special Resolution passed on 31-8-1989)

(c) Invest otherwise than in trust securities the sale proceeds resulting from the acquisition without the consent of the Company, of any such undertaking as is referred to in clause (a), or of any premises or properties used for any such undertaking and without which it cannot be carried on or only after a considerable time.

(d) Borrow money where the money to be borrowed together with the moneys already borrowed by the Company (apart from temporary loans obtained from the Company's Bankers in the ordinary course of business) will exceed the aggregate of the paid-up capital of the Company and its free reserves, that is to say, reserve not set apart for any specified purpose; or

(e) Contribute to charitable and other funds not directly relating to the business of the Company or the welfare of its employee, any amounts the aggregate of which will in any financial year, exceed twenty-five thousand rupees or five per cent of its average net profits as determined in accordance with the Act during the three financial years, immediately preceding, whichever is greater. Provided further that the powers specified in Section 292 of the Act shall be exercised only at meetings of the Board and may be delegated only to the extent therein stated.

* VIII. MANAGING/WHOLETIME DIRECTOR/MANAGER

162. Subject to the provisions of the Act, the Board of Directors may from time to time appoint any one or more of their body to be the Managing Director or Managing Directors (in which expression shall be included Joint Managing Director/s) of the Company for such term not exceeding five years at a time and upon such terms and conditions as they may deem fit and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places. *Managing Director*

* 163. Subject to the provisions of the Act and of these articles the Managing Director shall not, while he continues to hold that office, be subject to retirement by rotation and he shall not be reckoned as a Director for the purpose of determining retirement by rotation of Directors or in fixing the number of Directors to retire, but subject to terms of any contract between him and the Company, he shall be subject to the same provisions as to qualifications, resignation and removal as the other Directors of the Company, and he shall ipso facto and immediately cease to be the Managing Director, if he ceases to hold the office of Director for any cause whatsoever. *Managing Director not to retire by Rotation*

* 164. Subject to any contract between the Company and the Managing Director, the remuneration of the Managing Director shall from time to time be fixed in accordance with the provisions of the Act and may be by way of a fixed salary or commission or participation in profits or by any or all of these modes or in any other form and may be in addition to the remuneration for attendance at Board Meetings as may be provided under the other provisions of these Articles and may provide for minimum remuneration in case of loss, inadequacy or absence of profits. *Remuneration of Managing Director*

*165. The Board of Directors may from time to time entrust to and confer upon the Managing Director for the time being, such of the powers exercisable under these Articles by the Directors as they think fit, and may confer such powers for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient, and they may confer such powers either collaterally with or to the exclusion of or in the substitution for all or any of the powers of the Directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Unless and until otherwise determined by the Board of Directors, the Managing Director may exercise all powers exercisable by the Directors save such powers as by the Act or by these Articles shall be exercisable by the Directors themselves. The Board of Directors may, *Powers of Managing Director.*

* (Amended by Special Resolution passed on 31.8.1989)

whenever there are more than one Managing Director, decide whether they should act jointly or severally, and may if they think fit delegate powers separately to one or more Managing Directors.

Whole-time Directors.

*166. Subject to the provisions of the Act and these Articles, the Directors may from time to time appoint one or more of their body to be the Whole-time Director or Whole-time Directors of the Company, for such term and subject to such contract, as they may think fit.

Manager

*167. 1) Subject to the applicable provisions of the Act, and in particular Section 197 A, the Board of Directors may from time to time after obtaining such sanctions and approvals as may be necessary appoint an individual to be a Manager of the Company for a period not exceeding five years at a time, and upon such terms and conditions as they may deem fit, and may from time to time (subject to the provisions of any contract between him and the Company) remove or dismiss him from office, and appoint another in his place. A Director may be appointed as the Manager of the Company.

2) Subject to any contract between the Company and the Manager, the remuneration of the Manager, shall from time to time be fixed in accordance with the provisions of the Act and may be by way of fixed salary or commission or participation in profits or by' any or all of these modes, and partly in one way and partly in another.

3) A Manager so appointed shall exercise the powers and authorities conferred upon him by an agreement entered into between him and the Company and/or by a resolution of the Board or General Meeting, and shall be subject to the obligations and restrictions imposed in that behalf by the Act.

IX THE SECRETARY

Secretary may be appointed.

168. The Directors may from time to time appoint, and at their discretion remove, a Secretary to keep the Registers required to be kept by the Company, to perform any other functions which by the Act or the Articles for the time being of the Company are to be performed by the Secretary, and to execute any other duties which may from time to time be assigned to the Secretary by the Directors.
Shri K.N. Srivastava, B.A., LL.B., shall be the first Secretary of the Company.

Temporary Substitute.

**169. The Secretary shall be appointed in accordance with the provisions of Section 383A of the Act and other relevant provisions/enactment if any."

Custody of Seal, etc.

170. The Directors shall provide the Common Seal for the purposes of the Company and for its custody, and the Common Seal shall never be used except by the authority of the Directors or of a Committee of the Directors previously given, and every deed or other instrument to which the Common Seal of the Company is required to be affixed shall, except in the case of a certificate of title to shares, be signed by anyone of the Directors and the Secretary of the Company or such other Officer authorised by the Board in whose presence the Common seal shall have been affixed.

(Amended by Special Resolution passed on 21-5-86)

X ANNUAL RETURNS

Annual Returns.

171. The Company shall make the requisite annual returns in accordance with Sections 159 and 161 of the Act.

* (Amended by Special Resolution passed on 31.8.1989)

XI BOOKS, ACCOUNTS, AUDIT AND DIVIDENDS

(1) BOOKS OF ACCOUNT

172. The Directors shall cause to be kept proper books of account with respect to: Books of Account to be kept.

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure take place;

(b) all sales and purchases of goods by the Company.

(c) the assets and liabilities of the Company.

The Books of Account shall be kept at the office of the Company or at such other place or places as the Directors think fit.

173. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or books or document of the Company except as conferred by law or authorised by the Directors or by the Company in General Meeting. Inspection by members.

(2) BALANCE SHEETS AND PROFIT AND LOSS ACCOUNTS

174. (1) At all Annual General Meetings the Directors shall lay before the Company in the form and giving the information required by the Act, a Balance Sheet and Profit and Loss Account for the period since the last preceding Account, made up to a date not earlier than the date of the meeting by more than nine months, or if the Company is carrying on business or has interest outside India by more than twelve months, subject in either case to the right of the registrar to extend the period for any special reason by the period provided in the Act. Accounts and Balance Sheet

(2) The Profit and Loss Account shall, in addition to the matters referred to in Section 211 of the Act, show, arranged under the most convenient heads, the amount of gross income distinguishing the several sources from which it has been derived, and the amount of gross expenditure, distinguishing the expenses of the establishment, salaries and other like matters. Every item of expenditure fairly chargeable against the year's income shall be brought into account so that a just balance of profit and loss may be laid before the meeting, and in cases where any items of expenditure which may in fairness be distributed over several years has been incurred in any one year the whole amount of such item shall be so stated, with the addition of the reasons why only a portion of such expenditure is charged against the income of the year; Provided Always that a statement of the reasons why of the whole amount of any item of expenditure which may in fairness be distributed over several years, only a portion thereof is charged against the income of the year, shall be shown in the Profit and Loss Account, unless the Company in General Meeting shall determine otherwise. Profit and Loss Account.

(3) The Auditors' Report shall be attached to the Balance Sheet and Profit and Loss Account or there shall be inserted at the foot thereof a reference to the report, and the report shall be read before the Company in General Meeting and shall be open to inspection by any shareholder. Auditors' Report to be attached.

Report of Directors.

175. Every such Balance Sheet and Profit and Loss Account shall be accompanied by a Report of the Directors and the Balance Sheet, Profit and Loss Account and the Report shall be signed in accordance with the provisions of Sections 215 and 217 of the Act.

Copies to be sent to members and deposited at the office.

* 176. A copy of every Balance Sheet (including the Profit and Loss Account, the Auditors' Report and every other document required by law to be annexed or attached, as the case may be, to the Balance Sheet) which is to be laid before the Company in General Meeting shall, not less than 21 days before the date of the meeting, be sent to every member of the Company, to every trustee for the holders of any debentures issued by the Company whether such member, holder or trustee is or is not entitled to have notices of General Meetings of the Company sent to him, and to all persons other than such members, holders or trustees being persons so entitled; provided that this Article shall not require a copy of the documents aforesaid to be sent,

(i) to a member, who is not entitled to have notices of General Meetings of the Company sent to him and of whose address the Company is unaware;

(ii) to more than one of the joint -holders of any shares none of whom is entitled to have such notice sent to him; or

(iii) in the case of joint-holders of any shares some of whom are and some of whom are not entitled to have such notices sent, to those who are not so entitled.

If the copies of the documents aforesaid are sent less than 21 days before the date of the meeting they shall, notwithstanding that fact be deemed to have been duly sent if it is so agreed by all the members entitled to vote at the meeting.

"Provided that the Board of Directors may in their absolute discretion, instead send a statement containing the salient features of such documents in the prescribed form to every member of the Company and to every Trustee for the holders of any Debentures issued by the Company not less than 21 days before the date of the meeting in accordance with the provisions contained in Section 219 of the Act."

Copies of Balance Sheet to be filed.

* 177. After the Balance Sheet and Profit and Loss Account have been laid before the Company at the General Meeting, three copies of such Balance Sheet and Profit and Loss Account signed by the Managing Director or Manager or Secretary of the Company or if there be none of these, by a Director of the Company (together with three copies of all documents which are required by the Act to be annexed or attached to such Balance Sheet or Profit and Loss Account) shall be filed with the Registrar at the time as the copy of the Annual Return referred to in Section 161 of the Act.

(3) AUDIT

Accounts to be audited.

178. Once at least in every year the accounts of the Company shall be examined and the correctness of the Balance Sheet and Profit and Loss Account ascertained by one or more Auditor or Auditors.

179. (1) The Company at the Annual General Meeting in each year shall appoint an Auditor or Auditors to hold office until the next Annual General Meeting.

(2) The Directors may fill any casual vacancy in the office of Auditor, but while any such vacancy continues the surviving or continuing Auditor or Auditors (if any) may act.

Remuneration of Auditors.

180. The remuneration of the Auditors shall be fixed by the Company in General Meeting except that the remuneration of any Auditors appointed to fill any casual vacancy may be fixed by the Directors.

* (Amended by Special Resolution passed on 31.8.1989)

181. (1) Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanations as may be necessary for the performance of the duties of the Auditors.

Rights and duties of Auditors.

(2) All notices of, and other communication relating to any general meeting of a Company which any member of the Company is entitled to have sent to him shall also be forwarded to the auditor of the Company, and the auditor shall be entitled to attend general meeting and to be heard at any general meeting which he attends on any part of the business, which concerns him as Auditor.

182. Every Balance Sheet and Profit and Loss Account when audited and approved by an Annual General Meeting shall be conclusive except as regards any error discovered therein within three months next after the approval thereof. Whenever any such error is discovered within that period the account shall forthwith be corrected and thenceforth shall be conclusive.

When Accounts to be deemed finally settled.

(4) DIVIDENDS

Division of Profits.

183. Subject to the provisions of these Articles the net profits of the Company (after making provisions, if any, for sinking fund, depreciation and reserve funds and carrying forward balances) which it shall from time to time be determined to be divided in respect of any year or other period shall be applied first in paying the preferential dividend on the capital paid-up on the Preference Shares to the close of such year or other period and the surplus shall be divisible amongst the holders of Ordinary Shares in proportion to the amounts paid up on the Ordinary Shares held by them respectively.

184. When capital is paid-up on advance of calls upon the footing that the same shall carry interest, such capital shall not, whilst carrying interest, confer a right to participate in profits.

Capital paid in advance of calls.

185. The Company in General Meeting may declare a dividend to be paid to the members according to their rights and interest in the profits and may, subject to Section 207 of the Act, fix the time for payment.

Declaration and payment of Dividends.

186. No dividend shall be payable except out of the profits of the Company of the year or any other undistributed profits, and no dividend shall carry interest as, against the Company.

Dividend out of profits only and not to carry interest

187. The declaration of the Directors as to the amount of the net profits of the Company in any year shall be conclusive.

What to be deemed net profits.

188. The Directors may from time to time pay to the members such interim dividends as in their judgement the position of the Company justifies.

Interim dividend.

189. The Directors may retain the dividend payable upon shares in respect of which any person is under "The Transmission Article" entitled to become a member or which any person under that Article is entitled to transfer until such person shall become a member in respect thereof or shall duly transfer the same.

Company may retain dividends.

190. Any General Meeting declaring a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him and so that the call be made payable at the same time as the dividend and the dividend may, if so arranged, between the Company and the members, be set off against the call.

Dividend and call together

Dividend in specie.

191. Any General Meeting declaring a dividend may upon the recommendation of the Directors resolve that such dividend be paid wholly or in part of the distribution of specific assets, and in particular of paid-up shares, debentures or debenture-stock of the Company or paid-up shares, debentures or debenture-stock of any other company, or in anyone or more of such ways.

Capitalisation of Reserves.

192. Any General Meeting may upon the recommendation of the Directors resolve that any moneys, investment or other assets forming part of the undivided profits of the Company standing to the credit of any reserve fund or special account or in the hands of the Company and available for dividend and including any profits arising from the sale or revaluation of the assets of the Company or any part thereof or by reason of any other accretion to capital assets be capitalised and distributed amongst such of the members as would be entitled to receive the same if distributed by way of dividend and in the same proportions on the footing that they become entitled thereto as capital and that all or any part of such capitalised fund be applied on behalf of such members in paying up in full either at par or at such premium as the resolution may provide any unissued shares, debentures or debenture-stock of the Company which shall be distributed accordingly or in or towards payment of the uncalled liability on any issued shares, or debentures or debenture-stock, and that such distribution or payment shall be accepted by such members in full satisfaction of their interest in the said capitalised sum.

Fractional certificates.

193. For the purpose of giving effect to any resolution under the two last preceding Articles the Directors may settle any difficulty which may arise in regard to the distribution as they think expedient and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any members upon the footing of the value so fixed or fractions of less value than rupee one may be disregarded in order to adjust the rights of all parties and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the dividends or capitalised fund as may seem expedient to the Directors. Where requisite a proper contract shall be filed in accordance with the provisions of the Act and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalised fund, and such appointment shall be effective.

To whom dividends payable.

194. A transfer of shares shall not pass the rights to any dividend declared thereon before the registration of the transfer, and, subject to the provisions of these Articles, no dividend shall be payable to any person whose name does not appear on the register of members except with the authority, special or general, of the Directors.

Any one of joint-holder can give receipts.

195. Anyone of several persons who are registered as joint-holders of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such shares.

Payment by post.

196. Unless otherwise directed, any dividend may be paid by cheque, warrant or postal money order sent through the post to the registered address of the member or person entitled thereto or in the case of joint-holders to the registered address of that one whose name stands first on the Register in respect or the joint -holding or to such person and such address as the member or person entitled or such joint-holders as the case may be, may direct; and every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent.

What payment a good discharge.

197. The payment of every cheque or warrant sent under the provisions of the last preceding Article, shall if such cheque or warrant purports to be duly endorsed, be a good discharge to the Company in respect thereof: Provided nevertheless that the Company shall not be responsible for the loss of any cheque, dividend warrant or postal money order which shall be sent by post to any member or by his order to any other person in respect of any dividend.

* 198. "Dividend remaining unclaimed - shall be dealt with in accordance with the relevant provisions of the Act for the time being in force." — Unclaimed Dividend.

XII. MISCELLANEOUS

(1) SERVICE OF DOCUMENTS

199. (1) A document may be served by the Company on any member either personally or by sending it by post to him to his registered address or (if he has no registered address in India) to the address, if any, within India supplied by him to the Company for the giving of notices to him. — How notice to be served on members.

(2) Where a document is sent by post service of the document shall be deemed to have been effected by properly addressing, prepaying and posting a letter containing the same and, unless the contrary is proved, to have been effected in the case of a notice of a meeting at the expiration of 48 hours after the letter containing the same is posted and in any other case at the time at which the letter would be delivered in the ordinary course of post. — Service by post.

200. If a member has no registered address in India and has not supplied to the Company an address within India for the giving of notices to him, document addressed to him and advertised in a newspaper circulating in the neighbourhood of the office of the Company shall be deemed to be duly given to him on the day on which the advertisement appears. — Member resident abroad.

201. A document may be served by the Company on the joint-holders of a share by serving it on the joint-holder named first in the Register in respect of the share. — Notice to joint-holders.

202. A document may be served by the Company on the persons entitled to a share in consequence of the death or insolvency of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or assignee of the insolvent or any like description at the address (if any) in India supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by serving the document in any manner in which the same might have been served if the death or insolvency had not occurred. — Notice to persons entitled by transmission.

203. Notice of every General Meeting shall be given in same manner hereinbefore authorised to (a) every member of the Company (including bearers of the share-warrants) except those members who (having no registered address within India) have not supplied to the Company an address within India for the giving of notices to them and also to (b) every person entitled to a share in consequence of the death or insolvency of a member who but for his death or insolvency would be entitled to receive the notice of the meeting, and to (c) the auditor or auditors for the time being of the Company. — Notice of General Meeting

204. Any notice required to be given by the Company to the members or any of them and not expressly provided for by these presents shall be sufficiently given if given by advertisement. — When notice may be given by advertisement

205. Any notice required to be or which may be given by advertisement shall be advertised once in one or more daily newspapers circulating in the neighbourhood of the office. — How to be advertised.

206. Any notice given by advertisement shall be deemed to have been given on the day on which the advertisement shall first appear. — When notice by advertisement deemed to be served.

* (Amended by Special Resolution passed on 31.8.1989)

Days of service.

207. Where a given number of day's notice or notice extending over any other period is required to be given, in computing such number of days or other period, the day on which service is made or deemed to have been made, whichever is earlier, shall be excluded, but the day for which notice is given shall be included.

Transferees etc. bound by prior notice.

208. Every person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which previously to his name and address being entered on the Register shall be duly given to the person from whom he derives his title to such share.

Notice valid though member is deceased.

209. Any notice or document delivered or sent by post to or left at the registered address of any member in pursuance of these presents shall, notwithstanding such member be then deceased and whether or not the Company have notice of his decease, be deemed to have been duly served in respect of any registered share, whether held solely or jointly with other persons by such member, until some other person be registered in his stead as the holder or joint -holder thereof and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his heirs, executors, or administrator, and all persons, if any, jointly interested with him in any such share.

How notice to be signed.

210. The signature to any notice to be given by the Company may be written, printed, typed, lithographed or rubber-stamped.

(2) RECONSTRUCTION

Reconstruction.

211. On any sale of the undertaking of the Company, the Directors or the liquidators on a winding up may, if authorised by a Special Resolution, accept fully paid or partly paid-up shares debentures or securities of any other company, whether incorporated in India or not, either then existing or to be formed for the purchase in whole or in part of the property of the Company, and the Directors, (if the profits of the Company permit) or the liquidators (in winding up) may distribute such shares, or securities, or any other property of the Company amongst the members without realisation or vest the same in trustees for them and any special resolution may provide for the distribution or appropriation of the cash, shares or other securities, benefits or property otherwise than in accordance with the strict legal rights of the members or contributories of the Company, and for the valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorised and waive all rights in relation thereto, save only in case the Company is proposed to be or is in the course of being wound up, such statutory right (if any) under the Act as are incapable of being varied or excluded by these presents.

(3) WINDING-UP

Distribution of assets.

212. Upon the winding up of the Company, the holders of Preference Shares shall be entitled to be paid all arrears of Preferential dividend whether earned or declared down to the commencement of winding up and also to be repaid the amount of capital paid-up or credited as paid-up on such preference shares held by them respectively, in priority to the ordinary shares, but shall not be entitled to any other further rights to participate in profits or assets; subject as aforesaid and to the rights of any other holders of shares shall be entitled to receive preferential payment .over the Ordinary Shares, in the event of the winding up of the Company, the holders of the ordinary shares shall be entitled to be repaid the amount of capital paid-up or credited as paid-up on such shares and all surplus assets thereafter shall belong to the holders of the ordinary shares in proportion to the amount paid-up or credited as paid-up on such ordinary shares respectively, at the commencement of the winding up. If the assets shall be insufficient to repay the whole of the

paid-up ordinary capital, such assets shall be distributed so that as nearly as may be the losses shall be borne by the members holding ordinary shares in proportion to the capital paid-up or which ought to have been paid-up on the ordinary shares held by them respectively, at the commencement of the winding up, other than the amounts paid by them in advance of calls.

213. If the Company shall be wound up whether voluntarily or otherwise the liquidators may with the sanction of a Special Resolution of the Company and any other sanction required by the Act divide among the contributories in specie or kind any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefits of the contributories or any of them as the Liquidators with the like sanction shall think fit.

Distribution of assets in specie.

(4) INDEMNITY

* 214. Subject to the provisions of Section 201 of the Act, every Director, Manager and other officer or servant .of the Company and the Managing Director shall be indemnified against and it shall be the duty of the Directors to payout of the funds of the Company all costs, losses and expenses which any such Director, Manager or other officer or servants or Managing Director may incur or become liable to by reason of any contract entered into or in any way in the discharge of his duties including expenses and in particular, and so as not to limit the generality of the foregoing provisions, against all liabilities incurred by him as such Director, Manager, Officer or servant or Managing Director in defending any proceedings whether civil or criminal, in which judgement is given in his or their favour or he or they is or are acquitted, or in connection with any application under Section 633 of the Act in which relief is granted by the Court and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the member over all other claims.

Indemnity

215. Subject to the provisions of the Act and so far as such provisions permit, no Director, Auditor or other Officer of the Company shall be liable for acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss occasioned by any error of judgement, omission, default or oversight on his part, or for any loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happen through his own dishonesty.

Individual responsibility of Directors.

(5) SECRECY

216. Subject to the provisions of these Articles and the Act no member or other person (not being a Director) shall be entitled to enter the property of the Company or to inspect or examine the Company's premises or properties of the Company without the permission of the Directors or to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process or of any matter whatsoever which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Company to communicate.

No member to enter the premises of the company without permission.

* (Amended by Special Resolution passed on 31.8.1989)

We the several persons whose names and addresses are subscribed hereto are desirous of being formed into a Company in pursuance of this Articles of Association, and respectively agree to take the number of shares in the capital of the Company set opposite our respective names :

Name, Address and descriptions and occupations of subscribers.	Number of shares taken by each subscriber.	Name and Address and descriptions and occupation of witnesses to the signatures of subscribers.
G. D. Birla, Industrialist, Birla House, New Delhi	10 shares	Witness to all the signatures Gangadhar Makharia, Chief Accountant of Birla Brothers Private Ltd., 8, India Exchange Place, Calcutta.
M. P. Birla Businessman 8, India Exchange Place, Calcutta.	10 shares	
B. K. Birla Merchant, 8, India Exchange Place, Calcutta.	10 shares	
L. N. Birla Industrialist. 8, India Exchange Place, Calcutta.	10 shares	
S. Kumar Merchant, 8, India Exchange Place, Calcutta - 1	10 shares	
C. A. Groves, Solicitor, M/s. Orr Dignam & Co., 29, Netaji Subhas Road, Calcutta - 1	10 shares	
K. K. Birla Businessman 8, India Exchange Place, Calcutta.	10 shares	
Total	70 shares	

Dated the Sixth day of December, 1958.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO. 128 OF 1993

CONNECTED WITH

COMPANY APPLICATION NO. 16 OF 1993

In the matter of the Companies Act, 1956

-And-

In the matter of the Schedule of amalgamation of Renusagar Power Company Limited with Hindalco Industries Limited.

Hindalco Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025, Mumbai, Maharashtra.)

...... Petitioner Company

CORAM : Jhunjhunwala J.

DATED : 22nd April, 1993

Upon the Petition of Hindalco Industries Ltd., the petitioner abovenamed, solemnly declared on 9th day of March, 1993 and presented to this Hon'ble Court on 9th day of March, 1993 for sanctioning of an arrangement embodied in the proposed Scheme of Amalgamation of Renusagar Power Company Limited with Hindalco Industries Ltd. and for other consequential reliefs as mentioned in the Petition AND the said Petiton being this day called on for hearing and final disposal AND UPON READING the said Petition and the affidavit of Anil Jhala dated 9th day of March, 1993 in support of the Petiton AND UPON READING the affidavit of Anil Jhala solemnly afirmed on 8th April, 1993 proving publication of notice of the hearing of the petition AND UPON READING the order dated 21st day of January, 1993 passed by this Hon'ble Court in Company Application No. 16 of 1993 whereby the Petitioner Company was ordered to convene a meeting of the Equity Share Holders of the above Company for the purpose of considering and, if thought fit, approving, with or without modification, the said scheme of amalgamation being Exhibit 'C' to the affidavit of Anil Jhala dated 20th day of January, 1993 in support of the said application No. 16 of 1993 AND UPON PERUSING the issues of "Indian Express" dated 30th day of January, 1993, Fress Press Journal dated 30th day of January, 1993 "Jansatta" dated 30th day of January, 1993, and Maharashtra Government Gazette dated 4th February, 1993 each containing the advertisement of the said notice convening the said meeting directed to be held by the said order

dated 21st day of January, 1993 AND UPON READING the report dated 1st day of March, 1993 of E. B. Desai, Chairman of the meeting as to the result of the said meeting AND UPON CREADING the affidavit of E. B. Desai dated 3rd day of March, 1993 verifying the said report AND it appearing from the said report of the Chairman of the meeting of equity shareholders of the Petitioner Company that the proposed scheme of amalgamation has been approved by the equity shareholders of the Petitioner Company, present and validly voting either in person or by proxy by a majority of not less than three fourths in value AND UPON HEARING Shri E. P. Bharucha instructed by M/s. Mulla & Mulla & Craigie Blunt & Caroe, Advocates for the petitioners Mrs. Netta Masurkar panel Counsel for the Regional Director, Department of Company Affairs, Bombay and Mr. A. V. Bajaj with Ms. Kamal Jain for the Intervenor in the Petition and no other person entitled to appear at the hearing of the said Petition appearing this day either in support of the said Petition or to show cause against the same THIS COURT DOTH HEREBY SANCTION the arrangement embodied in the Scheme of amalgamation between Renusagar Power Company Limited, the Transferor Company with Hindalco Industries Limited, the Transferor Company as set forth in Exhibit 'A' to the Petition and in the schedule hereto AND THIS COURT DOTH HEREBY DECLARE the same to be binding on the Transferee Company and its members as also on the Transferor Company and its members AND THIS COURT BOTH FURTHER ORDER that with effect from the 1st day of April, 1992 (hereafter referred to as the Appointed day) the entire undertaking of the Transferor Company, subject to all charges, if any, then effecting the said undertaking including all its properties, movelable or immovable and assets of whatever nature, such as industrial and other licences and quota rights, trade marks and other industrial property rights, leases, tenancy rights and all other interests, rights or powers of every kind, nature and description whatsoever without any further act or deed be and stand transferred to and vested in the Transferee Company pursuant to Section 394 of the Companies Act, 1956 AND THIS COURT DOTH FURTHER ORDER that all debts, liabilities, duties and obligations of every description of the Transferor Company be transferred without further act or deed to the Transferee Company pursuant to the said Section 394 of the Companies Act, 1956 so as to become the debts, liabilities, duties and obligations of the Transferee Company AND THIS COURT DOTH FURTHER ORDER that if any suit, appeal or other proceedings of whatsoever nature by or against the Transferor Company be pending the same shall not abate, be discontinued or be in any way prejudicially affected by reason of the amalgamation but the same may be continued, prosecuted and enforced by or against the Transferee Company as if the Scheme herein has not been made AND THIS COURT DOTH FURTHER ORDER that as mentioned in the Scheme herein all contracts, deeds, bonds, agreements and other instruments of whatsoever nature to which the Transferor Company is party before the said Scheme becomes effective be in full force and effect against or in favour of the Transferee Company as the case may be and shall be enforced as fully and effectually as if instead of the Transferee Company the Transferee Company has been made a party thereto AND THIS COURT DOTH FURTHER ORDER that since the Transferee Company holds 100% of the subscribed, issued and paid up share capital of the Transferor Company the entire share capital held by the Transferee Company in the Transferor Company shall stand cancelled on the effective date AND THIS COURT DOTH FURTHER ORDER that with effect from the appointed day, all officers and employees of the Transferor Company shall be deemed to be the officers and employees of the Transferee Company and the terms and conditions of service applicable to such officers and employees shall be not less favourable than those applicable to them respectively, prior to the appointed day and the services of such officers and employees shall not be treated as having broken or interrupted for the purpose of Provident Fund or Gratuity or otherwise and for all purposes shall be reckoned from the date of their respective appointments with the Transferor Company and the Transferee Company shall be liable to pay and shall pay to each of the said officers and employees such compensation in the event of the retrenchment of any of them as they

may be entitled to receive according to any agreement between them and the Transferee Company as the case may be or as may be required by any law for the time being in force, such compensation to be paid to each of them on the basis that his service has been continuous and has not been interrupted by virtue of the said undertaking having been taken over by the Transferee Company under this scheme AND THIS COURT DOTH FURTHER ORDER that the Transferee Company do within a period of 30 days from the date of sealing of this Order cause a certified copy of this Order to be delivered to the Registrar of Companies, Maharashtra, Bombay, for Registration and on such certified copy being so delivered, the registrar of Companies shall place all the documents relating to the Transferor Company and register with him on the file kept by him in relation to the transferee Company and the files relating to the said two companies shall be consolidated accordingly AND THIS COURT DOTH FURTHER ORDER that the parties to the Scheme of Amalgamation sanctioned herein or any other person or persons interested therein shall be at liberty to apply to this Honourable Court for any directions of the Scheme of Amalgamation sanctioned herein or in the above matter AND THIS COURT DOTH LASTLY ORDER that the Petitioner Company do pay a sum of Rs. 500/- (Rupees Five Hundred Only) to the Regional Director. Department of Company Affairs, Bombay, towards the costs of the said Petition witness SHRI MANOJ KUMAR MUKHERJEE, Chief Justice at Bombay aforesaid this 22nd day of April, 1993.

By the Court

For **Prothonotary & Senior Master**

ORDER SANCTIONING THE SCHEME OF)
AMALGAMATION under Sections)
391 to 394 of the Companies)
Act, 1956, drawn on the)
application by M/s. Mulla &)
Mulla & Craigie Blunt & Caroe,)
Advocates for the Petitioners,)
Jehangir Wadia Bldg.,)
51 Mahatma Gandhi Road,)
Bombay 400001.)

SCHEDULE

Scheme of Amalgamation of Renusagar Power Company Limited with Hindalco Industries Limited

1 With effect from the commencement of business as on 1st April, 1992 (hereinafter called the appointed day) the entire undertaking of Renusagar Power Company Limited, subject to all charges, if any then affecting the undertaking of Renusagar Power Company Limited (hereinafter called the transferor Company) including all its properties, movables or immovables and assets, of whatsoever nature, such as industrial and other licences and quota rights, trade marks and other industrial property rights, leases, tenancy rights and all other interests, rights or powers of every kind, nature and description whatsoever (all of which undertaking, property, assets, rights and powers are hereinafter for brevity's sake referred to as "the said undertaking") shall without any further act or deed be and stand transferred to and vested in Hindalco Industries Limited (hereinafter called the transferee Company pursuant to Section 394 of the Companies Act, 1956). Provided Always that accept as provided herein, the Scheme shall not operate to enlarge the security for any loan, deposit facility created by or available to Transferor Company and which shall vest the Transferee Company by virtue of Amalgamation and the Transferee Company shall not oblige to create any further or additional security after the Amalgamation has been effective or otherwise unless specification provided hereinafter.

2. With effect from the appointed day, all debts, liabilities, duties and obligations the Transferor Company shall also be transferred without further act or deed, to the Transferee Company, pursuant to the said Section 394, so as to become the debts, liabilities, duties and obligations of the Transferee Company.

3. With effect from the appointed day, the Transferor Company shall be deemed to have been carrying on and to be carrying on all business and activities for and on account of the Transferee Company until the said undertaking becomes transfereed to and vested in the Transferee Company as aforesaid by an order of the High Court of Judicature and otherwise in accordance with the terms of this scheme and until this scheme finally takes effect in accordance with the terms hereof and until then the Transferor Company shall carry on its business with proper prudence and shall not, without concurrence of the Transferee Company alienate, change of otherwise or deal with, during the pendency of this scheme, the said undertaking or any part thereof except in the ordinary course of business or vary the terms and conditions of employment of any of its employees. Profits aceruing to the Transferor Company or losses arising or incurred by it after the appointed day upto the date on which this scheme finally takes effect as aforesaid shall for all purposes be treated as the profits or losses of the Transferee Company, as the case may be.

   (i) If any Suit, Appeal or other proceedings of whatever nature (hereinafter called "the proceedings") by or against the Transferor Company be pending, the same shall not be abate, be discontinued or be in any way prejudicially affected by reason of the transfer or the undertaking of the Transferor Company or of anything contained in this Scheme but the said proceedings may be continued,

prosecuted and enforced by or against the Transferor Company as if this Scheme had not been made.

(ii) Subject to the other provisions of this scheme, all contracts, bonds, agreements and other instruments of whatsoever nature to which the Transferor Company is a party, subsisting or having effect immediately before this scheme become finally effective as aforesaid, shall be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Company the Transferee Company had been a party thereto.

5. The Authorised Capital of the Transferee Company is Rs. 3,75,00,000/- (Rupees Three Crores Seventy Five Lacs Only) divided into 3, 75,000 Shares of Rs. 100/- (Rupees One Hundred) each. The Authorised Capital of the Transferee Company is Rs. 75,00,00,000/- (Rupees Seventy Five Crores only) divided into 7,00,00,000/- Equity Shares of Rs. 10/- (Rupees Ten) each and 5,00,000 Preference Shares of Rs. 100/- (Rupees One Hundred) each. The issued, subscribed and paid-up capital of the Transferor Company is Rs. 3,75,00,000/- (Rupees Three Crores Seventy Five Lacs only) divided into 3,75,000 Equity Shares of Rs. 100/- (Rupees One Hundred) each. The issued and subscribed capital of the Transferee Company is Rs. 38,77,38,640/- (Rupees Thirty Eight Crores Seventy Seven Lacs Thirty Eight Thousand Six Hundred Forty only) divided into 3,87,73,864 Equity Shares of Rs. 10/- (Rupees Ten) each and it has paid-up capital of Rs. 38,76,78,140/- (Rupees Thirty Eight Crores Seventy Six Lacs Seventy Eight Thousand One Hundred Forty only) divided into 3,87,67,814 Equity Shares of Rs. 10/- (Rupees Ten) each fully paid-up.
Since the Transferee Company (Hindalco Industries Limited) holds 100% of the subscribed, isued and paid-up Shares Capital held by the Transferee Company in the Transferor Company shall stand cancelled on the effective date.
On this scheme finally taking effect as aforesaid, all Officers and Employees of the Transferor Company shall be deemed to have become the officers and Employees of the Transferee Company with effect from the appointed day and their employment by the Transferee Company shall be on the following terms and conditions.

(i) the terms and conditions of service applicable to such officers and Employes shall be not less favourable than those applicable to them respectively, prior to the appointed day ;

(ii) The service of such officers and Employees shall not be treated as having been broken or interrupted for the purpose of Provident Fund or Gratuity or otherwise and for all purposes will be reckoned from the date of this respective appointments with the Transferor Company ;

(iii) The Transferee Company shall be liable to pay and shall pay to each of the said officers and Employees such compensation in the event of the retrenchment of any of them as they may be entitled to receive according to any agreement between them and the Transferor Company or between them and the Transferee Company, as the case may be, or as may be required by any law for the time being in force, such compensation to be paid to each of them on the basis that his service has been continuous and has not been interrupted by virtue of the said undertaking having been taken over, by the Transferee Company under this scheme.

8. The Transferor Company, with all reasonable despatch, make an application to the High Court of Judicature at Allahabad for sanctioning this scheme of Amalgamation under Section 391 of the Act and for an order under Section 394 thereof for carrying this scheme into effect and for dissolution of the Transferor Company without winding-up. The Transferee Company shall join in the said application and if necessary make a similar separate application.

9. The Transferor Company (by its Directors) and the Transferee Company (by its Directors) may assent on behalf of all persons concerned to any modifications or amendments of this scheme or of any conditions which the Court may deem fit to approve of or impose and solve all difficulties that may arise for carrying out this scheme and do all acts, deeds and things necessary for putting this scheme into effect.

10. For the purpose of giving effect to this scheme or to any modifications thereof, the Directors of the Transferor Company (prior to its dissolution pursuant to this scheme) and of the Transferee Company may give and are authorised to give such directions and to agree to such terms and conditions and to agree to such terms and conditions as may be necessary, expedient or desirable and to settle any questions of doubt or difficulty whatsoever.
This scheme is conditional on and subject to :

(a) The sanction or approval of the authorities (including Financial Institutions, if any) concerned being obtained and granted in respect of any of the matters in respect of which such sanction on approval be required ;

(b) The approval of an agreement to this scheme by the requisite majority of the members of the Transfer or Company and of the Transferee Company :

(c) The sanction by the High Court under Section 391 of the Companies Act, 1956, both o n behalf of the Transferor Company and of the Transferee Company and to the necessary Order or Orders under Section 394 of the said Act being obtained and filed with the Registrar of Companies at Kanpur and Bombay respectively.

11. This scheme shall finally take effect upon the date on which any of the aforesaid acknowledgement for filing, sanctions or approvals shall be obtained last (hereinafter referred to as "the effective date").

12. All the costs, charges and expenses of the Tranferor Company and of the Transferee Company in respect of the negotiations leading up to this scheme and to the agreement between the parties in respect thereof and of carrying out of completing the terms of this scheme and of the agreement between the parties relating thereto and incidental to the completion of the Amalgamation and Merger of the said two Companies in pursuance of this scheme shall be borne and paid on an attorney and client basis by Transferor Company alone.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO. 896 OF 2002

CONNECTED WITH

COMPANY APPLICATION NO. 371 OF 2002

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Hindalco Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025, Mumbai, Maharashtra.

-And-

In the matter of the Scheme of Arrangement between Indo Gulf Corporation Limited, Indo Gulf Fertilisers Limited and Hindalco Industries Limited and their respective shareholders and creditors.

Hindalco Industries Limited, a company)
incorporated under the Companies Act, 1956,)
and having its registered office at Century)
Bhavan, 3rd Floor, Dr. Annie Besant Road,)
Worli, Mumbai - 400 025, Mumbai,)
Maharashtra.)

..... Petitioner Company

CORAM : R. J. Kochar J.

DATED : 31st October, 2002

UPON the Petition of Hindalco Industries Limited, the Petitioner Company abovenamed, presented to this Hon'ble Court on the 24th day of September, 2002 for sanctioning the Arrangement embodied in the Scheme of Arrangement between Indo Gulf Corporation Limited, (hereinafter referred to as "Demerged Company" "the Amalgamating Company"), Indo Gulf Fertilisers Limited (hereinafter referred to as "Resulting Company"), Hindalco Industries Limited (hereinafter referred to as "Petitioner Company") and their respective Shareholders and Creditors

and other consequential reliefs as mentioned in the said Petition **AND** the said Petition being this day called on for hearing and final disposal **AND UPON READING** said Petition and affidavit of Mr. Anil J. Jhala, Joint President (Treasury) & Company Secretary of the Petitioner Company, affirmed on the 24th day of September, 2002 verifying the said Petition **AND UPON READING** the affidavit of Mr. Sanjay Pulekar, clerk in the office of the Advocates for the Petition Company dated 3rd day of October, 2002 proving publication of notice of hearing of the Petition in the issue of newspapers "Indian Express" (Mumbai Edition) and marathi translation thereof in the "Loksatta both on 1st day of October, 2002, persuant to the Order dated 27th day of September, 2002 **AND UPON READING** the affidavit of Mr. Sanjay Pulekar dated 3rd day of October, 2002 proving service of notice of hearing of the Petition upon the Regional Director, Department of Company Affairs, Maharashtra, Mumbai **AND UPON READING** the order dated 27th September, 2002 whereby service of individual notice of hearing of the Petition to Creditors of the Petitioner Company was dispensed with in view of the averments made in para 28 of the Petition **AND UPON READING** the Order dated 9th day of August, 2002, passed by the Hon'ble Court in Company Application No. 371 of 2002, whereby the Petitioner Company was directed to convene a meeting of the Equity Shareholders of the Petitioner Company for the purpose of considering, and if thought fit, approving with or without modifications the Arrangement embodied in the Scheme of Arrangement between Demerged Company, Resulting Company, the Petitioner Company and their respective Shareholders and Creditors (hereinafter referred to as "Scheme of Arrangment") being Exhibit "G" to the Petition **AND** meeting of the Creditors of the Petitioner Company was dispensed with in view of the averment made in para 25 of the affidavit in support of the Company Application No. 371 of 2002 **AND UPON READING** the affidavit dated 28th day of August 2002 of Mr. A. K. Agarwala, Chairman appointed for the meeting of the Equity Shareholders of the Petitioner Company, proving despatch of individual notice convening the meeting to the Equity Shareholders of the Petitioner Company and also proving publication of the notice convening the meeting in the issue of newspapers "Indian Express" (Mumbai Edition) and marathi translation thereof in the "Loksatta" both dated 23rd day of August, 2002, pursuant to the Order dated 9th day of August, 2002 **AND UPON READING** the report of Mr. A. K. Agarwala Chairman of the meeting of the Equity Shareholder dated 21st day of September, 2002 as to the result of the said meeting of the Equity Shareholders, of the Petitioner Company **AND UPON READING** the affidavit of the Chairman Mr. A. K. Agarwala dated 21st day of September, 2002 verifying the Chairman's Report **AND IT APPEARS** from the said Report of the Chairman of the meeting of the Equity Shareholders of the Petitioner Company that the Arrangement embodied in the Scheme of Arrangement has been approved by the requisite majority, in number of the Equity Shareholders representing more than three fourth in value o the Equity Shareholders present at the meeting **AND UPON HEARING**, Mr. Rahul Chitnis Counsel, instructed by M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co. Advocates for the Petitioner Company, and Mr. D. A. Dube Panel Counsel instructed by Mr. T. C. Kaushik for the Regional Director, Department of Company Affairs, Maharashtra, Mumbai who submits to the order of the Court and no other person or persons entitled to appear at the hearing of the Petition appearing this day, either in support of the said Petition or to show cause against the same **THIS COURT DOTH HEREBY** sanction the Arrangement embodied in the Scheme of Arrangement between Indo Gulf Corporation Limited, Indo Gulf Fertilizers Limited and Hindalco Industries Limited and their respective shareholders and creditors as set forth in the Scheme being Exhibit "G" to the Petition and annexed as Schedule hereto **AND THIS COURT DOTH HEREBY DECLARE** that the said Scheme of Arrangement shall be binding on the Petitioner Company and all the members of the Petitioner Company and all persons concerned under the Scheme in accordance with its terms **AND THIS COURT DOTH ORDER** that in consideration of the transfer of the undertaking of the Demerged Company in terms of the Scheme as a going concern (together with all assets and liabilities), the

Petitioner Company is directed to issue further shares in accordance with clause 46 of the Scheme of Arrangement **AND THIS COURT DOTH FURTHER ORDER** that under Section 394 of the Companies Act, 1956 assumption of the liabilities, transfer of the services of employees, continuation of legal proceedings pending against the Amalgamating Company shall be in accordance with the Scheme annexed hereto and other matters specified under the Scheme **AND THIS COURT DOTH FURTHER ORDER** that the Petitioner Company do within 30 days of the sealing of this Order, cause a certified copy of this Order to be delivered with the Registrar of Companies, Maharashtra, Mumbai for registration and upon such certified copy of the order being so delivered and upon receipt of certified copy of the order passed by the Hon'ble Allahabad High Court (Lucknow Bench) Sanctioning the said Scheme of Arrangement and upon receipt of the files and record of Amalgamating Company, From the Registrer of Companies Kanpur, the Registrer of Companies. Maharashtra, Mumbai shall place all the files and records of the Amalgamating Company and registered with him on the file kept by him in relation to the Petitioner Company And files of the Amalgamating Company & the Petitioner Company shall be consolidated accordingly **AND THIS COURT DOTH FURTHER ORDER** that the parties to the Scheme of Arrangement and any other person or persons interested therein, shall be at liberty to apply to this Hon'ble Court for any directions that may be necessary in regard to the working of the Arrangement embodied in the Scheme as sanctioned herein and annexed as Schedule hereto **AND THIS COURT DOTH LASTLY ORDER** that the Petitioner Company do pay a sum of Rs. 2,500/- (Rupees Two Thousand Five hundred Only) to the Regional Director, Department of Company Affairs, Maharashtra, Mumbai towards the costs of the Petition **WITNESS SHRI CHUNILAL KARSANDAS THAKKAR,** Chief Justice at Bombay aforesaid this 31st day of October, 2002.

By the Court

For **Prothonotary & Senior Master**

Sealer

Dated this 3rd day of December 2002

Order sanctioning the Arrangement embodied in the)
Scheme of Arrangement under Sections 391 to 394)
of the Companies Act, 1956 drawn on the)
application of M/s. Amarchand & Mangaldas &)
Suresh A. Shroff & Co. Advocates for the Petitioner)
Company having their Office at Peninsula)
Chambers, Peninsula Corporate Park, Ganpatrao)
Kadam Marg, Lower Parel, Mumbai - 400 013.)

SCHEME OF ARRANGEMENT

BETWEEN

INDO GULF CORPORATION LIMITED	...	**Demerged Company**
INDO GULF FERTILISERS LIMITED	...	**Resulting Company**
HINDALCO INDUSTRIES LIMITED	...	**Amalgamated Company**

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS.

PART I - GENERAL

1. The Demerged Company is engaged in various businesses including the fertiliser business which comprises of the processing, producing and manufacturing of fertilisers and rendering services in relation to the same (the "**Fertiliser Business**", the assets and liabilities of which as on the Demerger Appointed Date are set out in **Schedule I** hereto), the manufacturing of copper (in the name and style of "Birla Copper") and certain precious metals, the processing, producing, manufacturing and marketing of certain types of chemicals (including di-ammonium phosphate) and rendering assistance and services in relation to the same, and making of investments (the "**Remaining Business**", the assets and liabilities of which as on the Amalgamation Appointed Date are set out in **Schedule II** hereto).

2. The Resulting Company is a company having as its main object, inter alia, the processing, producing and manufacturing of fertilisers, petrochemicals and all types of chemicals.

3. The Amalgamated Company is engaged in various businesses including the manufacture or production of or dealing in alumina, aluminium and downstream aluminium products and the generation of electricity. The Amalgamated Company holds 1,95,79,357 fully paid up equity shares of Rs 10/-each in the Demerged Company on the Amalgamation Appointed Date.

4. This composite Scheme of Arrangement (hereinafter referred to as the "**Scheme**") provides for:

   (a) the transfer by way of a demerger of the Demerged Undertaking (as defined hereinafter) of the Demerged Company to the Resulting Company, and the consequent issue of equity shares by the Resulting Company to the shareholders of the Demerged Company; and

   (b) the amalgamation of the Amalgamating Company (comprising the Remaining Business, as defined hereinafter) with the Amalgamated Company;

   pursuant to Sections 391 to 394 and other relevant provisions of the Act (as defined hereinafter) in the manner provided for in the Scheme.

5. The Scheme is divided into the following parts:

   (a) Part I, which deals with the introduction and definitions:

   (b) Part II, which deals with the demerger of the Demerged Undertaking from the Demerged Company to the Resulting Company;

   (c) Part III, which deals with the amalgamation of the Amalgamating Company with the Amalgamated Company; and

   (d) Part IV, which deals with the general terms and conditions that would be applicable to both Part II and Part III of the Scheme.

6. The Scheme also provides for various other matters consequential or otherwise integrally connected herewith.

7. **Definitions:**

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

(A) "**Act**" means the Companies Act, 1956 or any statutory modification or re-enactment thereof;

(B) "**Amalgamated Depository**" shall have the meaning ascribed to it in Clause 54 hereof;

(C) "**Amalgamating Company**" means the Demerged Company comprising of the Remaining Business as it would exist following and consequent to the Demerger in terms of Part II of this Scheme;

(D) "**Amalgamating Company Shares**" shall have the meaning ascribed to it in Clause 47 hereof;

(E) "**Amalgamation**" means the amalgamation of the Amalgamating Company with the Amalgamated Company as set out in Part III hereof;

(F) "**Amalgamation Appointed Date**" means opening of business on April 1 2002;

(G) "**Amalgamation Share Exchange Ratio**" shall have the meaning ascribed to it in Clause 46 hereof;

(H) "**Demerged Undertaking**" means the Fertiliser Business of the Demerged Company, located at Jagdishpur Industrial Area, District Sultanpur, Uttar Pradesh, on a going concern basis, which shall include (without limitation) the items set out in **Schedule I** hereto, and shall further mean and include (without limitation):

(a) all property of or required for the Fertiliser Business wherever situated, whether movable or immovable, tangible or intangible, including all funds, plant and machinery, buildings, offices (including marketing offices and liaison offices), schools, hospitals, temples, townships, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, railway sidings, water pipelines and depots;

(b) all permits, quotas, rights, entitlements, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or potential) and whether under agreements or otherwise, municipal permissions, approvals, consents, subsidies, tenancies in relation to office and/or residential properties for the employees, trade marks, patents, copyrights, all other intellectual property (including the brand name "Shaktiman"), bank accounts, privileges, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, licences, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Demerged Undertaking;

(c) all earnest moneys and/or security deposits paid by the Demerged Company in connection with or relating to the Demerged Undertaking;

(d) all records, files, papers, engineering and process information, computer programmes, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records, whether in physical form or electronic form in connection with or relating to the Demerged Undertaking; and

(e) present and future liabilities (including contingent liabilities and the Transferred Liabilities, as defined hereinafter) relatable to the Demerged Undertaking.

(I) "**Demerger**" means the transfer by way of demerger of the Demerged Undertaking of the Demerged Company to the Resulting Company, and the consequent issue of equity shares by the Resulting Company to the shareholders of the Demerged Company as set out in Part II hereof;

(J) "**Demerger Appointed Date**" means close of business on March 31, 2002;

(K) "**Demerger Share Entitlement Ratio**" shall have the meaning ascribed to it in Clause 25;

(L) "**Deposit Agreement**" shall have the meaning ascribed to it in Clause 32 hereof;

(M) "**Effective Date**" means the date on which all the conditions and matters in relation to the Scheme referred to in Clause 67 of this Scheme have been fulfilled.

References in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" shall mean the Effective Date.

(N) "**GDRs**" means the outstanding Global Depository Receipts issued pursuant to the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993" and other applicable law, and where relevant shall include the underlying equity shares relating thereto;

(O) "**Hindalco**" or the "**Amalgamated Company**" means Hindalco Industries Limited, a company incorporated under the Act and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025, Maharashtra;

(P) "**Indo Gulf Corporation**" or the "**Demerged Company**" means Indo Gulf Corporation Limited, a company incorporated under the Act and having its registered office at P.O. Jagdishpur Industrial Area, District Sultanpur, Uttar Pradesh, Pin 227 817;

(Q) "**IGFL**" or the "**Resulting Company**" means Indo Gulf Fertilisers Limited (formerly known as Rajashree Fertilisers Limited), a Company incorporated under the Act and having its registered office at KB-02, IGFCC Township, P. O. Jagdishpur Industrial Area, District Sultanpur, Uttar Pradesh, Pin 227817;

(R) "**New Depository**" shall have the meaning ascribed to it in Clause 32 hereof;

(S) "**Record Date**" shall have the meaning ascribed to it in Clause 25 hereof;

(T) "**Remaining Business**" means all the business and the divisions of the Demerged Company other than the Demerged Undertaking, including but not limited to the Birla Copper Unit, di-ammonium phosphate division and precious metals recovery plant and investments and which shall further include (without limitation) the items set out in **Schedule II** hereto;

(U) "**Securities**" shall have the meaning ascribed to it in Clause 39(b)(iv);

(V) "**Securities Act**" shall have the meaning ascribed to it in Clause 34 hereof;

(W) "**Scheme**" means this composite Scheme of Arrangement;

(X) "**Transferred Liabilities**" shall have the meaning ascribed to it in Clause 22(a) hereof;

(Y) "**Trust**" shall have the meaning ascribed to it in Clause 47 hereof;

(Z) "**Trust Deed**" shall have the meaning ascribed to it in Clause 47 hereof; and

(ZA) "**Trustee**" shall have the meaning ascribed to it in Clause 47 hereof.

8. **Share Capital:**

(a) The share capital structure of the Demerged Company as on June 30, 2002 was as follows:

		Rs. in crores
Authorised:		
30,00,00,000 Equity Shares of Rs. 10/- each	300.00	
2,00,00,000 Cumulative Convertible Redeemable Preference Shares of Rs. 100 each	200.00	500.00
Issued, Subscribed and Paid-up:		
22,52,14,015 Equity Shares of Rs. 10 each fully paid-up*	225.21	
Less allotment monies in arrears	0.02	225.19

*1. Includes 96,90,972 equity shares represented by GDRs.

(b) The share capital structure of the Resulting Company as on July 30, 2002 was as follows:

	Rupees	
Authorised:		
50,000 Equity Shares of Rs. 10/-	5,00,000.00	5,00,000.00
Issued, Subscribed and Paid-up:		
50,000 Equity Shares of Rs. 10/- each fully paid-up	5,00,000.00	5,00,000.00

(c) The share capital structure of the Amalgamated Company as on June 30, 2002 was as follows:

		Rs. in crores
Authorised:		
14,50,00,000 Equity Shares of Rs. 10/- each	145.00	
5,00,000 Redeemable Cumulative Preference Shares of Rs. 100/- each	5.00	150.00
Issued:		
7,37,13,490 Equity Shares of Rs. 10/- #	73.71	
Subscribed and Paid-up:		
7,37,07,440 Equity Shares of Rs. 10/- each fully paid-up*	73.70	

\# 7,58,530 equity shares have been bought back by the Amalgamated Company in its buyback programme approved at its board meeting on January 30, 2002. The issued share capital as set out above is exclusive of these 7,58,530 shares.

* 1. Includes 1,23,81,149 equity shares represented by GDRs.
2. 6,050 equity shares have been forfeited by the Amalgamated Company.

PART II - DEMERGER

SECTION 1 - DEMERGED UNDERTAKING

9. (a) Upon the coming into effect of the Scheme and with effect from the Demerger Appointed Date and subject to this Scheme, the Demerged Undertaking (including all the estate, assets, rights, title, interest and authorities including accretions and appurtenances of the Demerged Undertaking) shall, subject to the provisions of this Clause in relation to the mode of vesting and pursuant to Section 394 (2) of the Act and without any further act or deed, be demerged from the Demerged Company and transferred to and vested in the Resulting Company or be deemed to have been demerged from the Demerged Company and transferred to and vested in the Resulting Company as a going concern so as to become as and from the Demerger Appointed Date, the estate, assets, rights, title, interest and authorities of the Resulting Company subject to Section 3 of Part II of the Scheme in relation to charges thereon in favour of banks and/or financial institutions.

(b) In respect of such of the assets of the Demerged Undertaking as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and delivery, the same may be so transferred by the Demerged Company, and shall become the property of the Resulting Company as an integral part of the Demerged Undertaking.

(c) In respect of such of the assets belonging to the Demerged Undertaking other than those referred to in sub-clause (b) above, the same shall, as more particularly provided in sub-clause (a) above, without any further act, instrument or deed, be demerged from the Demerged Company and stand transferred to and vested in the Resulting Company and/or be deemed to be demerged from the Demerged Company and transferred to and vested in the Resulting Company on the Demerger Appointed Date pursuant to the provisions of Section 394 of the Act. For the avoidance of doubt, it is hereby clarified that all the rights, title and interest of the Demerged Company in any leasehold properties in relation to the Demerged Undertaking shall, pursuant to Section 394 (2) of the Act and the provisions of this Scheme, without any further act or deed, be transferred to and vested in or be deemed to have been transferred to and vested in the Resulting Company.

(d) All assets, estate, rights, title, interest and authorities acquired by the Demerged Company after the Demerger Appointed Date and prior to the Effective Date for operation of the Demerged Undertaking shall also stand transferred to and vested in the Resulting Company upon the coming into effect of the Scheme.

10. (a) Upon the coming into effect of the Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature in relation to the Demerged Undertaking to which the Demerged Company is a party or to the benefit of which the Demerged Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect on or against or in favour, as the case may be, of the Resulting Company and may be enforced as fully and effectually as if, instead of the Demerged Company, the Resulting Company had been a party or beneficiary or obligee thereto.

(b) Without prejudice to the other provisions of the Scheme and notwithstanding the fact that vesting of the Demerged Undertaking occurs by virtue of Part II of the Scheme itself, the Resulting Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds (including deeds of adherence), confirmations or other writings or tripartite arrangements with any party to any contract or arrangement to which the Demerged Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Demerged Company will, if necessary, also be a party to the above. The Resulting Company shall, under the provisions of Part II of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Demerged Company and to carry out or perform all such formalities or compliances referred to above on the part of the Demerged Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licenses, certificates, clearances, authorities given by, issued to or executed in favour of the Demerged Company shall stand transferred to the Resulting Company as if the same were originally given by, issued to or executed in favour of the Resulting Company, and the rights and benefits under the same shall be available to the Resulting Company.

11. All the assets and liabilities of the Demerged Undertaking shall be transferred at the values appearing in the books of the Demerged Company immediately before the demerger which

are set forth in the closing balance sheet relating to the Demerged Undertaking as of March 31, 2002.

12. (a) It is clarified that, upon the coming into effect of the Scheme, the following liabilities and obligations of the Demerged Company being a part of the Demerged Undertaking shall, without any further act or deed be and stand transferred to the Resulting Company, and shall become the liabilities and obligations of the Resulting Company which shall undertake to meet, discharge and satisfy the same:

(i) the liabilities which arose out of the activities or operations of the Demerged Undertaking and which are more particularly set out in **Schedule III** hereto; and

(ii) the general or multipurpose borrowings and liabilities of the Demerged Company the amount of which in the aggregate stands in the same proportion which the value of the assets of the Demerged Undertaking (being the fixed assets, gross current assets) transferred to the Resulting Company bears to the assets of the Demerged Company on the Demerger Appointed Date. The amount of the general or multipurpose borrowings and liabilities which are transferred on this basis are more particularly specified in **Schedule IV** hereto.

(b) Where any of the liabilities and obligations of the Demerged Company as on the Demerger Appointed Date deemed to be transferred to the Resulting Company have been discharged by the Demerged Company after the Demerger Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Resulting Company, and all loans raised and used and all liabilities and obligations incurred by the Demerged Company for the operations of the Demerged Undertaking after the Demerger Appointed Date and prior to the Effective Date shall be deemed to have been raised, used or incurred for and on behalf of the Resulting Company and to the extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to the Resulting Company and shall become the liabilities and obligations of the Resulting Company which shall meet, discharge and satisfy the same.

13. (a) Upon the coming into effect of the Scheme, all legal, taxation or other proceedings (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Demerger Appointed Date or which may be instituted any time in the future and in each case relating to the Demerged Undertaking shall be continued and enforced by or against the Resulting Company after the Effective Date. The Resulting Company shall be added as party to such proceedings and shall prosecute or defend such proceedings in co-operation with the Demerged Company (or any successor thereof).

(b) If proceedings are taken against the Demerged Company (or any successor thereof) in respect of the matters referred to in sub-clause (a) above, it shall defend the same in accordance with the advice of the Resulting Company and at the cost of the Resulting Company, and the latter shall reimburse and indemnify the Demerged Company (or any successor thereof) against all liabilities and obligations incurred by the Demerged Company (or any successor thereof) in respect thereof.

(c) The Resulting Company undertakes to have all legal, taxation or other proceedings initiated by or against the Demerged Company (or any successor thereof) referred to in sub-clause (a) above transferred into its name and to have the same continued, prosecuted and enforced by or against the Resulting Company to the exclusion of the Demerged Company (or any successor thereof).

14. It is clarified that upon the coming into effect of the Scheme, any existing arrangements between the Demerged Company and the Indo Gulf Jan Seva Trust in relation to any social obligations undertaken by the Demerged Company shall become the obligations of the Resulting Company and the Resulting Company shall fulfil the same as fully and effectually

as if, instead of the Demerged Company, the Resulting Company was a party to such arrangement.

15. With effect from the Demerger Appointed Date and up to and including the Effective Date:

    (a) the Demerged Company shall be deemed to have been carrying on and to be carrying on all business and activities relating to the Demerged Undertaking and stand possessed of all the estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions of the Demerged Undertaking, including the rights and interest in any documents specified in Clause 10 hereof, for and on account of, and in trust for, the Resulting Company; and

    (b) all profits accruing to the Demerged Company, or losses arising or incurred by it (including the effect of taxes if any thereon), relating to the Demerged Undertaking shall for all purposes, be treated as the profits, taxes or losses, as the case may be, of the Resulting Company.

16. Any claims, liabilities or demands (including in relation to income tax, sales tax, fertiliser subsidies or otherwise) arising out of the activities or operations of the Demerged Undertaking which relates to the period prior to the Demerger Appointed Date but arises at any time including after the Effective Date shall be deemed to be part of the Demerged Undertaking and shall consequently be entirely borne by the Resulting Company. In the event that such liability is incurred by or such claim or demand is made upon the Demerged Company (or any successor thereof), then the Resulting Company shall indemnify the Demerged Company (or any successor thereof) for any payments made in relation to the same.

17. (a) The Resulting Company undertakes to engage, on and from the Effective Date, such employees of the Demerged Company (including such employees engaged by the Demerged Company in the ordinary course of business) engaged in the Demerged Undertaking and who are in the employment of the Demerged Company as on the Effective Date, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company, with continuity of service. The Resulting Company undertakes to continue to abide by any agreement/settlement entered into by the Demerged Company in respect of the Demerged Undertaking with any union/ employee of the Demerged Company in relation to the Demerged Undertaking. The Resulting Company agrees that for the purpose of payment of any compensation, gratuity and other terminal benefits, the past services of such employees with the Demerged Company shall also be taken into account, and agrees and undertakes to pay the same as and when payable.

    (b) In so far as the existing provident fund trusts, gratuity fund and pension and/or superannuation fund trusts created by the Demerged Company for its employees (including employees of the Demerged Undertaking) are concerned, the existing trusts created by the Demerged Company and the funds that are referable to the employees of the Demerged Undertaking shall be transferred to the Resulting Company, and the Resulting Company shall continue to contribute to such trusts in accordance with the provisions thereof, and such trusts shall be held for the benefit of the employees transferred to the Resulting Company.

18. The transfer and vesting of the assets, liabilities and obligations of the Demerged Undertaking under Clause 9 and the continuance of the proceedings by or against the Resulting Company under Clause 13 hereof shall not affect any transaction or proceedings already completed by the Demerged Company on and after the Demerger Appointed Date to the end and intent that the Resulting Company accepts all acts, deeds and things done and executed by and/or on behalf of the Demerged Company as acts, deeds and things done and executed by and on behalf of the Resulting Company.

SECTION 2 - REMAINING BUSINESS

19. The Remaining Business and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company subject to Section 3 of Part II of the Scheme in relation to charges thereon in favour of banks, financial institutions and trustees for the debenture-holders.

20. All legal, taxation or other proceedings by or against the Demerged Company under any statute, whether pending on the Demerger Appointed Date or which may be instituted in future whether or not in respect of any matter arising before the Effective Date and relating to the Remaining Business (including those relating to any property, right, power, liability, obligation or duties of the Demerged Company in respect of the Remaining Business) shall be continued and enforced by or against the Demerged Company (or successor thereof). The Resulting Company shall in no event be responsible or liable in relation to any such legal, taxation or other proceeding against the Demerged Company (or successor thereof).

21. With effect from the Demerger Appointed Date and up to and including the Effective Date, the Demerged Company:

    (a) shall be deemed to have been carrying on and to be carrying on all business and activities relating to the Remaining Business for and on its own behalf;

    (b) all profits accruing to the Demerged Company thereon or losses arising or incurred by it (including the effect of taxes, if any, thereon) relating to the Remaining Business shall, for all purposes, be treated as the profits, taxes or losses, as the case may be, of the Demerged Company (or successor thereof).

SECTION 3 - LIABILITIES

22. LOANS, DEBENTURES AND RELATED SECURITY

    (a) In so far as loans, borrowings and debentures of the Demerged Company are concerned, the loans, borrowings and debentures listed in **Schedule III** and such amounts pertaining to the general or multipurpose loans, debentures and liabilities listed in **Schedule IV** which are to be transferred to the Resulting Company in terms of Clause 12 hereof (the "**Transferred Liabilities**") being a part of the Demerged Undertaking shall, upon coming into effect of the Scheme and subject to sub-clause (b) below, without any further act or deed, become loans and debentures of the Resulting Company, and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in and shall be exercised by or against the Resulting Company as if it had entered into such loans, incurred such borrowings or issued such debentures.

    (b) In so far as the existing security in respect of the Transferred Liabilities (more particularly set out in **Schedule III** and **Schedule IV**) is concerned, such security shall, without any further act, instrument or deed be modified and shall be extended to and shall operate only over the assets comprised in the Demerged Undertaking which have been charged and secured in respect of the Transferred Liabilities as transferred to the Resulting Company pursuant to Part II of this Scheme. Provided that if any of the assets comprised in the Demerged Undertaking which are being transferred to the Resulting Company pursuant to Part II of this Scheme have not been charged or secured in respect of the Transferred Liabilities, such assets shall remain unencumbered and the existing security referred to above shall not be extended to and shall not operate over such assets. The absence of any formal amendment which may be required by a lender or third party shall not affect the operation of the above.

    (c) In so far as the assets comprising the Remaining Business are concerned, the security over such assets relating to the Transferred Liabilities shall, without any further act, instrument or deed be released and discharged from the obligations and security relating to the same. The absence of any formal amendment which may be required

by a lender or third party shall not affect the operation of the above.

(d) Further, in so far as the assets comprised in the Demerged Undertaking are concerned, the security and charge over such assets relating to any loans, borrowings or debentures which are not transferred pursuant to Part II of this Scheme, the same shall without any further act or deed be released and discharged from such encumbrance and shall no longer be available as security in relation to any liabilities of the Remaining Business.

(e) Without prejudice to the provisions of Clause 22(a) or the foregoing clauses, and upon the Scheme becoming effective, the Demerged Company and the Resulting Company shall execute any instruments or documents or do all the acts and deeds as may be required, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies, Uttar Pradesh & Uttaranchal and Maharashtra respectively to give formal effect to the above provisions, if required.

(f) In so far as the Series XI debentures of the face value of Rs. 5,00,000/- each issued by the Demerged Company is concerned, upon the coming into effect of the Scheme, the face value of each of the said debentures shall without further act or deed be reduced by a sum of Rs. 2,00,000/- so that the face value of each such debenture shall stand reduced to Rs. 3,00,000/-. Simultaneously and without any further act or deed, and without payment of any further amount to the Resulting Company, the debenture holders shall be entitled to an equivalent number of fully paid debentures of the face value of Rs. 2,00,000/- each to be issued by the Resulting Company. The amount on such debentures to be issued by the Resulting Company shall be adjusted from the amount reduced on the debentures of the Demerged Company and shall stand automatically appropriated towards issue of debentures of the face value of Rs. 2,00,000/- each by the Resulting Company. At the time of redemption, the liability in respect of the debentures of the Demerged Company as aforesaid shall be Rs. 3,00,000/- per debenture, and the liability in respect of the debentures of the Resulting Company as aforesaid shall be Rs. 2,00,000/- per debenture. The debentures to be issued by the Resulting Company in terms of this Clause shall, subject to applicable regulations, be listed on the relevant stock exchange/s in India where the said debentures of the Demerged Company were listed on the same terms and conditions unless otherwise modified in accordance with the terms hereof.

(g) In so far as the fixed deposits relating to the employees of the Demerged Company are concerned, upon the coming into effect of the Scheme, the value of each of the said fixed deposits shall without further act or deed be allocated between the Demerged Company and the Resulting Company in the same proportion as the allocation of the assets of the Demerged Company between the two companies. The treatment of fixed deposits shall be as follows:

   (i) the value of each fixed deposit with the Demerged Company shall stand reduced in the same proportion as the proportion in which the assets of the Demerged Company are being reduced consequent to the transfer of the Demerged Undertaking to the Resulting Company pursuant to the Demerger; and

   (ii) simultaneously and without any further act or deed, the amount reduced on the fixed deposits with the Demerged Company shall stand automatically appropriated towards the creation of fixed deposits by the Resulting Company and without payment by the employees of any further amount to the Resulting Company, an equivalent number of fixed deposits representing the amount by which each such deposit was reduced shall be created by the Resulting Company.

Upon the coming into effect of this Scheme, the fixed deposit receipts held by the employees in relation to the existing deposits with the Demerged Company shall stand cancelled without any further act or deed and each of the Resulting Company and the

Demerged Company (or its successor) shall issue fixed deposit receipts to each such employee, representing the amount of fixed deposit held by such employee in the Resulting Company and the Demerged Company (or its successor) respectively. At the time of maturity, the liability of the Demerged Company (or its successor) and the Resulting Company in respect of the fixed deposits shall be discharged in the manner allocated above. All other terms and conditions in respect of the said fixed deposits shall remain unaltered.

(h) The Demerged Company and/or the Resulting Company shall enter into and execute such further deeds, documents or writings as may be required to give full effect to the above provisions.

(i) Upon the coming into effect of the Scheme, the Resulting Company alone shall be liable to perform all obligations in respect of the Transferred Liabilities as the borrower/issuer thereof, and the Demerged Company (or any successor thereof) shall not have any obligations in respect of the Transferred Liabilities.

(j) It is expressly provided that, save as mentioned in this Clause 22, no other term or condition of the Transferred Liabilities shall be modified except to the extent that such amendment is required by necessary implication or by any agreement entered into with the respective lender.

(k) The provisions of this Clause shall operate notwithstanding anything to the contrary contained in any deed or writing or the terms of sanction or issue or any security document, all of which instruments shall stand modified and/or superseded by the foregoing provisions. If necessary, the requisite endorsement of the above provisions shall be made on the debenture certificate hitherto issued by the Demerged Company.

(l) It is clarified that no additional stamp duty shall be paid by the Resulting Company upon the issue of new debentures pursuant to sub-clause (f) above, as such new debentures are being issued by the Resulting Company in lieu of the existing debentures, on which the requisite stamp duty has been duly paid.

SECTION 4 -REORGANISATION OF CAPITAL.

23. The provisions of this Section shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

24. In consideration of the provisions of Part II of this Scheme and as an integral part of this Scheme, the share capital of the Resulting Company shall be restructured and reorganised in the manner set out in Clauses 25 to 34 below.

25. Upon the coming into effect of the Scheme and in consideration of the demerger of the Demerged Undertaking to the Resulting Company pursuant to Part II of the Scheme, the Resulting Company shall, without any further act or deed, issue and allot to each member of the Demerged Company whose name is recorded in the register of members of the Demerged Company on a date (the "Record Date") to be fixed in that behalf by the Board of Directors or a committee thereof of the Demerged Company, in the ratio (the "Demerger Share Entitlement Ratio") of 1 Equity Share in the Resulting Company of Rs. 10 /- credited as fully paid up for every 5 Equity Shares of Rs.10/- each fully paid up held by such member in the Demerged Company.

26. The shares issued pursuant to Clause 25 above shall be issued in dematerialised form by the Resulting Company, unless otherwise notified in writing by the shareholders of the Demerged Company to the Resulting Company on or before such date as may be determined by the Board of Directors of the Resulting Company or a committee thereof. In the event that such notice has not been received by the Resulting Company in respect of any of the members of the Demerged Company, the shares shall be issued to such members in dematerialised form provided that the members of the Demerged Company shall be required to have an account with a depository participant and shall provide details thereof and such

other confirmations as may be required. It is only thereupon that the Resulting Company shall issue and directly credit the demat/dematerialised securities account of such member with the shares of the Resulting Company. In the event that the Resulting Company has received notice from any member that shares are to be issued in certificate form or if any member has not provided the requisite details relating to the account with a depository participant or other confirmations as may be required, then the Resulting Company shall issue shares in certificate form to such member.

27. In case any member's holding in the Demerged Company is such that the member becomes entitled to a fraction of an equity share of the Resulting Company, the Resulting Company shall not issue fractional share certificates to such member but shall consolidate such fractions and issue consolidated equity shares to a trustee nominated by the Resulting Company in that behalf, who shall sell such shares and distribute the net sale proceeds (after deduction of the expenses incurred) to the shareholders respectively entitled to the same in proportion to their fractional entitlements.

28. The equity shares of the Resulting Company issued and allotted in terms of Clause 25 above shall rank pari passu in all respects with the existing equity shares of the Resulting Company.

29. In respect of equity shares of the Demerged Company where calls are in arrears, and such equity shares have not been forfeited by the Demerged Company prior to the coming into effect of the Scheme, without prejudice to any remedies that the Demerged Company or the Resulting Company, as the case may be, shall have in this behalf, the Resulting Company shall not be bound to issue any shares of the Resulting Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder until such time as the calls-in-arrears are paid. In so far as the forfeited shares of the Demerged Company are concerned, no shares shall be issued by the Resulting Company in lieu thereof.

30. Equity shares of the Resulting Company issued in terms of Clause 25 above, shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant Stock Exchange/s in India where the existing equity shares of the Demerged Company are listed and/or admitted to trading.

31. Unless otherwise determined by the Board of Directors or any committee thereof of the Demerged Company and the Board of Directors or any committee thereof of the Resulting Company, allotment of shares in terms of Clause 25 shall be done within 90 days from the Effective Date.

32. Upon the coming into effect of this Scheme, and the issue of shares in the Demerger Share Entitlement Ratio by the Resulting Company pursuant to the provisions of Clause 25, the Resulting Company shall issue to the depository (the "New Depository") or a customer on its behalf, appointed by the Resulting Company, appropriate number of underlying shares in accordance with the Demerger Share Entitlement Ratio and procure that the New Depository shall issue GDRs with respect to the Resulting Company to the depository that issued the GDRs with respect to the Demerged Company so that it may deal with them in an appropriate manner in accordance with the terms of the deposit agreement entered into between the Demerged Company and that depository (the "Deposit Agreement"). The Resulting Company, the New Depository and the Demerged Company shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions with respect to such issue of GDRs of the Resulting Company.

33. The GDRs issued pursuant to Clause 32 above shall not be listed unless required by any regulations, laws or permits, in which event the same may be listed in the Luxembourg Stock Exchange within 6 months of the Effective Date and the Resulting Company shall take such additional steps and do all such acts, deeds and things as may be necessary.

34. The equity shares underlying the GDRs issued to the New Depository or a customer on its behalf will not be registered under the Securities Act of 1933, as amended, of the United

States of America (the "**Securities Act**") based on the approval of the relevant Court(s) to the Scheme, in view of the exemption under Section 3(a)(10) of the Securities Act. However the GDRs to be issued will, if deemed necessary, be registered on Form F-6, as required by the Securities Act.

35. If, on account of the Demerger Share Entitlement Ratio, fractional GDRs of the Resulting Company have to be issued, then, in accordance with the provisions of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs, the depository that issued the existing GDRs with respect to the Demerged Company may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

SECTION 5 - GENERAL

36. (a) The reserves of the Demerged Company shall be accounted for and dealt with in the books of the Resulting Company in the following manner:

(i) An amount equal to the balance lying to the credit of the Capital Reserve in the books of the Demerged Company shall be credited by the Resulting Company to an account by the name of "Capital Reserve" to be created in the books of the Resulting Company.

(ii) An amount of Rs. 1,66,00,000/- (Rupees One Crore Sixty Six Lakhs only) from the balance lying to the credit of the Debenture Redemption Reserve in the books of the Demerged Company shall be credited by the Resulting Company to an account by the name of "Debenture Redemption Reserve" to be created in the books of the Resulting Company.

(b) Upon the coming into effect of this Scheme, an amount representing the surplus of the assets over the liabilities and specific reserves referred to in sub-clause (a) above of the Demerged Undertaking being transferred to the Resulting Company, shall be debited in the books of the Demerged Company as follows:

(i) an amount of Rs. 134,17,00,000/- (Rupees One Hundred and Thirty Four Crores Seventeen Lakhs Only) to the Profit and Loss Account; and

(ii) the balance amount, if any, to the General Reserve.

(c) Upon the coming into effect of this Scheme, an amount representing the excess of (i) the amount representing the surplus of (A) the assets over (B) the liabilities of the Demerged Undertaking in its books of account and the amount credited to specific reserves as provided for in sub-clause (a) above, over (ii) the aggregate face value of the share capital issued by the Resulting Company shall be credited to the General Reserve.

37. (a) Upon coming into effect of the Scheme, Clause (V) of the Memorandum of Association and Article 4 of the Articles of Association of the Resulting Company shall, without any further act, deed or instrument, be substituted by the following clause:

"The Authorised Share Capital of the Company is Rs. 75,00,00,000/- (Rupees Seventy Five Crores only) divided into 7,50,00,000 (Seven Crores Fifty Lakhs) Equity Shares of Rs. 10/- (Rupees Ten only) each, with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions, as may be determined, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the Articles of Association of the Company."

(b) It is clarified that the Resulting Company shall be entitled to change its name to Indo Gulf Corporation Limited, if it deems necessary.

PART III - AMALGAMATION

Upon the occurrence of the Demerger pursuant to Part II of this Scheme, the Demerged Company, comprising the Remaining Business, shall be referred to as the "Amalgamating Company" for the purposes of this Part III. For the sake of clarification, the subject matter of this Part III shall be confined to the Remaining Business.

SECTION 1 - TRANSFER AND VESTING

38. (a) Upon the coming into effect of this Scheme and with effect from the Amalgamation Appointed Date and subject to the provisions of Part III of this Scheme, the Remaining Business of the Amalgamating Company shall, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act without any further act, instrument or deed, be and stand transferred to and vested in and/or be deemed to have been and stand transferred to and vested in the Amalgamated Company as a going concern so as to become as and from the Amalgamation Appointed Date, the estate, assets, rights, title, interests and authorities of the Amalgamated Company.

(b) In respect of such of the assets of the Remaining Business of the Amalgamating Company as are movable in nature or are otherwise capable of transfer by manual delivery, by paying over or by endorsement and delivery, the same may be so transferred by the Amalgamating Company, and shall become the property of the Amalgamated Company as an integral part of the Remaining Business.

(c) In respect of such of the assets belonging to the Remaining Business of the Amalgamating Company other than those referred to in sub-clause (b) above, the same shall, as more particularly provided in sub-clause (a) above, without any further act, instrument or deed, be transferred to and vested in and/or be deemed to be transferred to and vested in the Amalgamated Company on the Amalgamation Appointed Date pursuant to the provisions of Section 394 of the Act. For the avoidance of doubt, it is hereby clarified that all the rights, title and interest of the Amalgamating Company in any leasehold properties in relation to the Remaining Undertaking shall, pursuant to Section 394 (2) of the Act and the provisions of this Scheme, without any further act or deed, be transferred to and vested in or be deemed to have been transferred to and vested in the Amalgamated Company.

(d) All assets, estate, rights, title, interest and authorities acquired by the Amalgamating Company after the Amalgamation Appointed Date and prior to the Effective Date for operation of the Remaining Business shall also stand transferred to and vested in the Amalgamated Company upon the coming into effect of the Scheme.

39. Upon the coming into effect of this Scheme and with effect from the Amalgamation Appointed Date:

(a) All secured and unsecured debts (whether in rupees or foreign currency), all liabilities, duties and obligations and undertakings of the Amalgamating Company of any nature whatsoever along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "**Liabilities**") shall, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed, be and stand transferred to and vested in or be deemed to have been transferred to and vested in, the Amalgamated Company, so as to become the Liabilities of the Amalgamated Company. It is clarified that in so far as the Remaining Business of the Amalgamating Company is concerned, the security or charge over such Remaining Business or any part thereof, relating to any loans, debentures or borrowing of the Amalgamating Company, shall, without any further act or deed continue to relate to such Remaining Business or any part thereof vesting in the Amalgamated Company, after the Effective Date and shall not relate to or be available as security in relation to any or any part of the other assets of the Amalgamated Company, save to the extent

warranted by the terms of the existing security arrangements to which the Amalgamating Company and the Amalgamated Company are party, and consistent with the joint obligations assumed by them under such arrangement.

(b) (i) All debts, outstandings and receivables of the Amalgamating Company shall on and from the Amalgamation Appointed Date stand transferred to and vested in the Amalgamated Company without any notice to the debtors, and the debtors shall be obliged to make payments to the Amalgamated Company on and after the Amalgamation Appointed Date.

(ii) All investments made by the Amalgamating Company shall, without further act, instrument or deed, stand transferred to and be held by the Amalgamated Company, which shall be entitled to all the rights and benefits thereof.

(iii) Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangements which may give rise to a contingent liability in whatever form), if any, due or which may at any time in the future become due or between the Amalgamating Company and the Amalgamated Company shall stand discharged and there shall be no liability in that behalf on either party.

(iv) All debentures, bonds, notes or other debt securities of the Amalgamating Company (the "**Securities**"), shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed become securities of the Amalgamated Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by or against the Amalgamated Company as if it were the Amalgamating Company in respect of the Securities so transferred. If the Securities are listed on any stock exchange, the same shall, subject to applicable regulations, be listed on the relevant stock exchange/s in India, where the Securities were listed on the same terms and conditions unless otherwise modified in accordance with the provisions hereof.

(c) (i) Where any of the liabilities and/or obligations of the Amalgamating Company as on the Amalgamation Appointed Date transferred to the Amalgamated Company have been discharged by the Amalgamating Company after the Amalgamation Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Amalgamated Company.

(ii) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Amalgamating Company in relation to or in connection with the Remaining Business after the Amalgamation Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Amalgamated Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Amalgamated Company and shall become the debt, duties, undertakings, liabilities and obligations of the Amalgamated Company which shall meet, discharge and satisfy the same.

(iii) All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Amalgamating Company in relation to or in connection with the Remaining Business after the Amalgamation Appointed Date and prior to the Effective Date shall be deemed to have been accrued to and/or acquired for and on behalf of the Amalgamated Company and shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) and other applicable

provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Amalgamated Company to that extent and shall become the estates, assets, right, title, interests and authorities of the Amalgamated Company.

40. (a) With effect from the Amalgamation Appointed Date and up to and including the Effective Date:

(i) The Amalgamating Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Remaining Business on account of, and in trust for, the Amalgamated Company;

(ii) With effect from the Amalgamation Appointed Date, all the profits or incomes accruing or arising to the Amalgamating Company, or expenditure or losses arising or incurred (including the effect of taxes, if any, thereon) by the Amalgamating Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or expenditure or losses or taxes of the Amalgamated Company, as the case may be;

(iii) The Amalgamating Company shall not alienate, charge, mortgage or encumber the Remaining Business and shall not deal with the Remaining Business or any part thereof, and the Amalgamating Company shall carry on the business and activities not expressly prohibited herein with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or any third party, except in each case in the following circumstances:

(a) if the same is in the ordinary course of business as carried on by it or is currently being considered as on the date of filing this Scheme with the High Court of Judicature at Bombay and the High Court of Judicature at Allahabad, Lucknow Bench; or

(b) if the same is expressly permitted by this Scheme, or

(c) if prior written consent of the Amalgamated Company has been obtained.

(d) With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Judicature at Allahabad, Lucknow Bench and up to and including the Effective Date, the Amalgamating Company and the Amalgamated Company shall not make any change in their respective capital structure either by any increase,(by issue of equity or shares on a rights basis, bonus shares, convertible debentures or otherwise), decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Amalgamation Share Exchange Ratio (as set forth in Clause 46 below), except by mutual consent of the respective Boards of Directors of the Amalgamating Company and the Amalgamated Company or unless any such change in the capital structure has commenced prior to the filing of this Scheme or unless the same is in accordance with the provisions of this Scheme, provided that nothing contained in this sub-clause shall affect any pre-existing obligations, including in respect of conversion into equity shares in accordance with any loan obtained or convertible security issued or any stock options granted by the Amalgamating Company and the Amalgamated Company.

41. (a) The Amalgamated Company undertakes to engage, on and from the Effective Date, such employees of the Amalgamating Company (including such employees engaged by the Amalgamating Company in the ordinary course of business) who are in the employment of the Amalgamating Company as on the Effective Date (other than the employees engaged in the Demerged Undertaking and who are being transferred to

the Resulting Company pursuant to Clause 17 hereof), on terms and conditions not less favourable than those on which they have been engaged by the Amalgamating Company, with continuity of service.

(b) In so far as the existing provident fund trusts, gratuity fund and pension and/or superannuation fund trusts created by the Amalgamating Company for its employees are concerned, the part of the funds referable to the employees who are being transferred shall be continued for the benefit of the employees who are being transferred to the Amalgamated Company pursuant to Part III of this Scheme in the manner provided hereinafter, and the amounts in such funds in respect of contributions pertaining to the employees of the Amalgamating Company shall, subject to the necessary approvals and permissions, be transferred to or merged with the relevant funds of the Amalgamated Company.

42. (a) Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Amalgamating Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Amalgamated Company as effectually as if the same had been pending and/or arising by or against the Amalgamated Company.

(b) The Amalgamated Company undertakes to have all legal or other proceedings initiated by or against the Amalgamating Company referred to in sub-clause (a) above transferred to its name and to have the same continued, prosecuted and enforced by or against the Amalgamated Company.

43. (a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements, assurances and other instruments of whatsoever nature to which the Amalgamating Company is a party or to the benefit of which the Amalgamating Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Amalgamated Company as the case may be and may be enforced as fully and effectually as if, instead of the Amalgamating Company, the Amalgamated Company had been a party or beneficiary or obligee thereto. The Amalgamated Company shall, wherever necessary, enter into and/or issue and/or execute deeds, writings or confirmations at any time prior to the Effective Date, enter into any tripartite arrangements, confirmations or novations to which the Amalgamating Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause 43.

(b) The Amalgamated Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Amalgamating Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Amalgamated Company shall, under the provisions of Part III of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Amalgamating Company to carry out or perform all such formalities or compliances referred to above on the part of the Amalgamating Company to be carried out or performed.

SECTION 2 - REORGANISATION OF CAPITAL

44. The provisions of this Section shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

45. In consideration of the provisions of this Part III of the Scheme and as an integral part of this Scheme, the share capital of the Amalgamated Company shall be restructured and reorganised in the manner set out in Clauses 46 to 58 below.

46. Upon the coming into effect of the Scheme, in consideration of the transfer of and vesting of

the Remaining Business and the Liabilities of the Amalgamating Company to the Amalgamated Company in terms of Part III of this Scheme, the Amalgamated Company shall without any further application, act or deed, issue and allot to the equity shareholders of the Amalgamating Company whose names are recorded in the Register of Members of the Amalgamating Company, on the Record Date, in the ratio (the "**Amalgamation Share Exchange Ratio**") of 1 Equity Share in the Amalgamated Company of Rs. 10/- credited as fully paid up for every 12 Equity Shares of Rs.10/- each fully paid up held by such member in the Amalgamating Company.

47. In so far as the equity shares of the Amalgamating Company, if any, held by the Amalgamated Company (the "**Amalgamating Company Shares**") on the Record Date are concerned, the Amalgamated Company shall, without any further application, act, instrument or deed, issue equity shares of the Amalgamated Company in the Amalgamation Share Exchange Ratio to an individual trustee or a board of trustees (including the survivors or survivor of any of the trustees comprising such Board of Trustees) or a corporate Trustee (the "**Trustee**"), who shall hold such shares with all additions or accretions thereto in trust for the benefit of the Amalgamated Company and its successor or successors subject to the powers, provisions, discretions, rights and agreements contained in the instrument (the "**Trust Deed**") establishing the aforesaid Trust (the "**Trust**") on such terms and conditions as may be set out in the Trust Deed. Provided however that if Amalgamating Company Shares are transferred by the Amalgamated Company to any person (whether a trust, company or otherwise) or any arrangement has been made in relation to the Amalgamating Company Shares prior to the coming into effect of this Part III of the Scheme, the Amalgamated Company shall, issue equity shares in the Amalgamation Share Exchange Ratio to such person or in terms of such arrangement in accordance with the provisions of Clause 46 above. The Board of Directors of the Amalgamated Company is authorized to finalize the structure and/or arrangement in relation to the Amalgamating Company Shares and the decision of the Board of Directors of the Amalgamated Company in this behalf shall be final and binding.

48. The shares issued pursuant to Clause 46 above shall be issued in dematerialised form by the Amalgamated Company, unless otherwise notified in writing by the shareholders of the Amalgamating Company to the Amalgamated Company on or before such date as may be determined by the Board of Directors of the Amalgamated Company or a committee thereof. In the event that such notice has not been received by the Amalgamated Company in respect of any of the members of the Amalgamating Company, the shares shall be issued to such members in dematerialised form, provided that the members of the Amalgamating Company shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Amalgamated Company shall issue and directly credit the demat/dematerialised securities account of such member with the shares of the Amalgamated Company. In the event that the Amalgamated Company has received notice from any member that shares are to be issued in certificate form or if any member has not provided the requisite details relating to the account with a depository participant or other confirmation as may be required, then the Amalgamated Company shall issue shares in certificate form to such member.

49. In case any member's holding in the Amalgamating Company is such that the member becomes entitled to a fraction of an equity share of the Amalgamated Company, the Amalgamated Company shall not issue fractional share certificates to such member but shall consolidate such fractions and issue consolidated equity shares to a trustee nominated by the Amalgamated Company in that behalf, who shall sell such shares and distribute the net sale proceeds (after deduction of the expenses incurred) to the shareholders respectively entitled to the same in proportion to their fractional entitlements.

50. The equity shares of the Amalgamated Company to be issued and allotted in terms of Clause 46 above shall rank pari passu in all respects with the existing equity shares of the Amalgamated Company.

51. In so far as the forfeited shares of the Amalgamating Company are concerned, no shares shall be issued by the Amalgamated Company in lieu thereof.

52. Equity shares of the Amalgamated Company issued in terms of Clause 46 above, shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant Stock Exchange/s in India, where the existing equity shares of the Amalgamated Company are listed and/or admitted to trading.

53. Unless otherwise determined by the Board of Directors or any committee thereof of the Amalgamated Company, allotment of shares in terms of Clause 46 of this Part shall be done within 90 days from the Effective Date.

54. Upon the coming into effect of this Scheme, and the issue of shares in the Amalgamation Share Exchange Ratio by the Amalgamated Company pursuant to the provisions of Clause 46, the Amalgamated Company shall issue to the depository in respect of the existing GDRs of the Amalgamated Company (the "**Amalgamated Depository**") appropriate number of underlying shares in accordance with the Amalgamation Share Exchange Ratio and procure that the Amalgamated Depository issue GDRs of the Amalgamated Company to the depository that issued the existing GDRs with respect to the Amalgamating Company so that it may deal with them in an appropriate manner in accordance with the terms of the Deposit Agreement. The Amalgamated Company and the Amalgamated Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions with respect to such issue of GDRs of the Amalgamated Company.

55. The Amalgamated Company shall take all such additional steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to Clause 54 and for listing the GDRs on the Luxembourg Stock Exchange [and if deemed necessary, for the registration of the GDRs under the Securities Act of 1933, as amended, of the United States of America].

56. (a) The GDRs issued pursuant to Clause 54 shall be similar in all material respects to the existing GDRs of the Amalgamating Company.

    (b) It is hereby clarified that for the purpose of determining the number of GDRs that can be re-issued by the Amalgamated Company under the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993" (as amended from time to time), the GDRs issued pursuant to Clause 54 above shall be deemed to be included in the number of GDRs originally issued by the Amalgamated Company as well as in the number of outstanding GDRs, such that the number of GDRs the Amalgamated Company may re-issue shall be the same as it would have been if the arrangement pursuant to this Scheme were not to occur.

57. The equity shares underlying the GDRs issued to the depository that issued the existing GDRs with respect to the Amalgamating Company will not be registered under the Securities Act based on the approval of the relevant Court(s) to the Scheme, in view of the exemption under Section 3(a)(10) of the Securities Act. However the GDRs to be issued will, if deemed necessary, be registered on Form F-6, as required by the Securities Act.

58. If, on account of the Amalgamation Share Exchange Ratio, fractional GDRs of the Amalgamated Company have to be issued, then, in accordance with the provisions of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the depository that issued the existing GDRs with respect to the Amalgamating Company may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

SECTION 34 - GENERAL

59. The reserves of the Amalgamating Company (after giving effect to the transactions in Part II of this Scheme) shall be accounted for and dealt with in the books of the Amalgamated Company in the following manner:

(a) Amounts equal to the balances lying in the General Reserve Account, Capital Redemption Reserve Account, Share Premium Account, Debenture Redemption Reserve, Profit and Loss Account and/or any other reserves of the Amalgamating Company shall be credited by the Amalgamated Company to its General Reserve Account, Capital Redemption Reserve Account, Share Premium Account, Debenture Redemption Reserve, Profit and Loss Account and/or corresponding reserves account respectively.

(b) In the event that the value of the net assets of the Amalgamating Company exceeds the aggregate of the paid up value of the equity shares to be issued and allotted by the Amalgamated Company pursuant to the terms of Clause 46 hereof and the amount credited to specific reserves as provided in sub clause (a) above, such excess shall be credited to the 'General Reserve Account'.

60. Upon the coming into effect of the Scheme, the Amalgamating Company shall be dissolved without winding up.

61. Upon the coming into effect of the Scheme, the Resulting Company and the Amalgamated Company shall enter into an arrangement (whether in the form of a registered users agreement or otherwise) pursuant to which the Resulting Company shall license the right to use the name "Shaktiman" to the Amalgamated Company on such terms and conditions as may be mutually agreed to between the Resulting Company and the Amalgamated Company.

PART IV - OTHER TERMS & CONDITIONS

The provisions of this Part shall be applicable to both the Demerger pursuant to Part II as well as the Amalgamation pursuant to Part III hereof.

62. (a) The Demerged Company, the Resulting Company and the Amalgamated Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date. Provided that:

(i) the shareholders of the Demerged Company shall not be entitled to dividend, if any, declared and paid by the Resulting Company to their shareholders for the accounting period prior to the Demerger Appointed Date; and

(ii) the shareholders of the Demerged Company shall not be entitled to dividend, if any, declared and paid by the Amalgamated Company to their shareholders for the accounting period prior to the Amalgamation Appointed Date.

(b) The holders of the shares of the Demerged Company, the Resulting Company and the Amalgamated Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Demerged Company and/or the Resulting Company and/or the Amalgamated Company to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the respective Boards of Directors of the Demerged Company, the Resulting Company and the Amalgamated Company respectively, and subject to the approval of the shareholders of the Demerged Company, the Resulting Company and the Amalgamated Company respectively.

63. The Demerged Company and the Resulting Company shall make necessary applications before the High Court of Judicature at Allahabad, Lucknow Bench for the sanction of this Scheme under Sections 391 and 394 of the Act. The Amalgamating Company shall make application to the High Court of Judicature at Allahabad, Lucknow Bench for dissolution of the Amalgamating Company without winding up.

64. The Amalgamated Company shall make the necessary application before the High Court of Judicature at Bombay for the sanction of this Scheme under Sections 391 to 394 of the Act.

65. (a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Demerged Company, the Board of Directors or any committee thereof of the Demerged Company shall be empowered in appropriate cases, even subsequent to the Record Date or the Effective Date as the case may be, to effectuate such a transfer in the Demerged Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor of the share in the Resulting Company and/or the Amalgamated Company as the case may be, and in relation to the new shares after the Scheme becomes effective. The Board of Directors of the Demerged Company shall be empowered to remove such difficulties as may arise in the course of implementation of the Scheme and registration of new members in the Resulting Company and/or the Amalgamated Company as the case may be, on account of difficulties faced in the transaction period.

(b) Having regard to the adoption of the Audited Accounts and the Annual Report (the "**Accounting Statements**") of the Demerged Company on August 3, 2002, it is clarified that upon coming into effect of the Scheme, the Demerged Company is not required to place the Accounting Statements of the Demerged Company, before its shareholders for approval or to file the same with the Registrar of Companies, Maharashtra.

66. (a) The Demerged Company (by its Board of Directors), the Resulting Company (by its Board of Directors) and the Amalgamated Company (by its Board of Directors) either by themselves or through a committee appointed by them in this behalf, may, in their full and absolute discretion, assent to any alteration or modification to this Scheme which either the Boards of Directors of the Demerged Company, the Resulting Company or the Amalgamated Company, as the case may be, deem fit, or which the Court and/or any other Authority may deem fit to approve or impose.

(b) The Demerged Company (by its Board of Directors), the Resulting Company (by its Board of Directors), and the Amalgamated Company (by its Board of Directors), either by themselves or through a committee appointed by them in this behalf, may give such directions as they may consider necessary to settle any question or difficulty arising under the Scheme or in regard to and of the meaning or interpretation of the Scheme or implementation hereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture-holders of the respective companies), or to review the position relating to the satisfaction of various conditions to the Scheme and if necessary, to waive any of those (to the extent permissible under law).

(c) Any issue as to whether any asset, liability, employee or litigation pertains to the Demerged Undertaking or not shall be decided by the Boards of Directors of the Amalgamated Company and the Resulting Company, either by themselves or through a committee appointed by them in this behalf, and if considered necessary by them, after consultation with the Board of Directors of the Demerged Company, on the basis of evidence that they may deem relevant for the purpose (including the books and records of the Demerged Company).

67. This Scheme is conditional upon and subject to:

(a) the Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors (where applicable) of the Demerged Company, the Resulting Company and the Amalgamated Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and the High Court of Judicature at Allahabad, Lucknow Bench referred to in Clauses 63 and 64 hereof being obtained;

(b) such other sanctions and approvals including sanction of any Governmental Authority, creditor, lessor or contracting party as may be required by law or contract in respect of the Scheme being obtained;

(c) the certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Maharashtra and Uttar Pradesh & Uttaranchal.

68. In the event of this Scheme failing to take effect finally by March 31, 2003 or by such later date as may be agreed by the respective Boards of Directors of the Demerged Company, the Resulting Company and the Amalgamated Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or shall bear costs as may be mutually agreed.

69. In the event of non-fulfillment of any or all obligations under the Scheme by any Company towards the other Company, inter se or to third parties and non-performance of which will put the other Company under any obligation, then such Company will indemnify all costs/interests, etc. to the other Company.

70. If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Demerged Company, the Resulting Company and the Amalgamated Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

71. All costs, charges, levies and expenses in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne and paid for in the following manner:

(a) by the Demerged Company (or its successor, which shall include the Amalgamated Company) for the Demerger, unless otherwise determined by the Boards of Directors of the Demerged Company (or its successor) and the Resulting Company; and

(b) by the Amalgamated Company for the Amalgamation.

SCHEDULE I

Fertiliser Business of the Demerged Company
BALANCE SHEET as of the Demerger Appointed Date

		Rs. (in Crs.) As at 31/03/2002
SOURCES OF FUNDS		**FERTILISER**
Shareholders' Funds		
Capital	45.04	
Reserves and surplus	279.46	
Loan funds		
Secured Loans	33.93	
Unsecured Loans	0.74	**359.17**
APPLICATION OF FUNDS		
Fixed Assets		
Net Block	309.13	
Capital Work-in-progress	24.46	**333.59**
Investments	97.10	
Net Current Assets	6.80	
Deferred Tax		
Deferred Tax Liabilities	(78.32)	**359.17**

SCHEDULE II

Remaining Business of the Demerged Company
BALANCE SHEET as of the Amalgamation Appointed Date

		Rs. (in Crs.) As at 01/04/2002
SOURCES OF FUNDS		
Shareholders' Funds		
Capital	225.19	
Reserves and surplus	997.32	
Loan funds		
Secured Loans	701.40	
Unsecured Loans	246.51	**2170.42**
APPLICATION OF FUNDS		
Fixed Assets		
Net Block	1405.40	
Capital Work-in-progress	46.35	**1451.75**
Investments	328.41	
Net Current Assets	729.73	
Deferred Tax		
Deferred Tax Liabilities	(339.47)	**2170.42**

SCHEDULE III

Details of specific Debentures & Loans arising out of the activities and operation of the Fertiliser Business and being transferred to the Resulting Company

		Rs. (in Crs.) 31/03/2002
SECURED LOANS		
Term Loans		
From Financial Institution		
Rupee Loans	-	
Foreign Currency Loans	-	
From Banks		
Rupee Loans (PICUP)	-	
Foreign Currency Loans	-	
Deferred Trade Tax Loan	15.66	
Working Capital borrowings from Banks	8.27	**23.93**

SCHEDULE IV
Allocation of Multipurpose Borrowings

Rs. (in Crs.)

		Total. (as on March 31,2002)	Transferred to Resulting Company
Debentures			
Series IX-10%	25.00		
Series X-9.70%	25.00		
Series XI-9.45%	25.00		10.00
		75.00	
Employee FD		5.09	0.74
		80.09	**10.74**

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO. 871 OF 2004

CONNECTED WITH

COMPANY APPLICATION NO. 429 OF 2004

In the matter of the Companies Act, 1956:

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956:

-And-

In the matter of Hindalco Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025.

-And-

In the matter of the Scheme of Arrangement between Indian Aluminium Company, Limited and Hindalco Industries Limited and their respective shareholders and creditors.

Hindalco Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025, Mumbai, Maharashtra.)

..... Petitioner Company

CORAM : S. U. Kamdar J.

DATED : 14th January, 2005

UPON the Petition of Hindalco Industries Limited, the Petitioner Company above named, presented to this Hon'ble Court on the 24th day of November, 2004 for sanctioning the Arrangement embodied in the Scheme of Arrangement between Indian Aluminium Company,

Limited, (hereinafter referred to as "Demerged Company"or "Indal") and Hindalco Industries Limited (hereinafter referred to as "Petitioner Company") and their respective shareholders and creditors and other consequential relief's as mentioned in the said Petition AND the said Petition being this day called on for hearing and final disposal AND UPON READING the said Petition and affidavit of Mr. Anil Malik, Company Secretary of the Petitioner Company, affirmed on the 24th day of November, 2004 verifying the said Petition AND UPON READING the affidavit of Mr. Sanjay Pulekar, clerk in the office of the Advocates for the Petitioner Company dated 13th day of December, 2004 proving publication of notice of hearing of the petition in the issue of newspapers "Indian Express" (Mumbai Edition) and Marathi translation thereof in the "Loksatta both on 8th day of December, 2004, pursuant to the Order dated 3rd day of December, 2004 AND UPON READING the affidavit of Mr. Sanjay pulekar dated 6th day of December, 2004 proving service of notice of having of hearing of the petition upon the Regional Director, Department of Company Affairs, Maharashtra, Mumbai AND UPON READING the Order dated 8th day of October, 2004, passed by this Hon'ble Court in Company Application No. 429 of 2004, whereby the petitioner Company was directed to convene the meetings of the secured creditors, unsecured creditors and equity shareholders of the Petitioner Company for the purpose of considering, and if thought fit, approving with or without modifications, the Arrangement embodied in the Scheme of Arrangement between the Demerged Company, the Petitioner and their respective shareholders and creditors (hereinafter referred to as "Scheme of Arrangement") being Exhibit "E" to the Petition AND UPON READING the affidavit dated 28th day of October, 2004 of Mr. A. K. Agarwala, Chairman appointed of the Petitioner Company, proving dispatch of individual notice convening the meetings to the secured creditor, unsecured creditors and equity shareholders of the Petitioner Company and also proving publication of the notice convening the said meetings in the issue of newspapers "Indian Express" (Mumbai Edition) and Marathi translation thereof in the "Loksatta" both dated 21st Day of October, 2004, pursuant to the order dated 8th day of October, 2004 AND UPON READING the Report of Mr. A. K. Agarwala Chairman of the meetings of the secured creditors, unsecured creditors and equity shareholders dated 24th day of November, 2004 as to the result of the said meeting of the secured creditor, unsecured creditors and equity shareholders of the Petitioner Company AND UPON READING the affidavit of Mr. A. K. Agarwala dated 24th day of November, 2004 verifying the Chairman's Report AND UPON READING the further affidavit of the Chairman Mr. A.K. Agarwala dated 25th November, 2004 filing the list of creditors and shareholders of the Petitioner Company who had attended the said meeting AND IT APPEARS from the said Report and the further affidavit of the Chairman of the meetings of the secured creditor, unsecured creditors and equity shareholders of the Petitioner Company that the Arrangement embodied in the Scheme of Arrangement has been approved by the requisite majority, in number of the secured creditor, unsecured creditors and equity shareholders of the Petitioner Company representing more than three fourth in value of the secured creditor, unsecured creditors and equity shareholders of the Petitioner Company present of the meeting AND UPON HEARING, Mr. R. M. Kadam, Counsel, instructed by M/s. Amarchand & Mangaldas & Suresh A. Shroff & Co. Advocates for the Petitioner Company, and Mr. C. J. Joy with Mr. R. C. Master and Mr. M. M. Goswami Panel Counsel instructed by Dr. T. C. Kanshik for the Regional Director, Department of the Company Affairs, Maharashtra, Mumbai who submits to the order of the Court And no other person or persons entitled to appear at the hearing of the Petition appearing this day, either in support of the said Petitioner or to show cause against the same THIS COURT DOTH HEREBY sanction the Arrangement embodied in the Scheme of Arrangement between Indian Aluminium Company Limited and Hindalco Industries Limited and their respective shareholders and creditors as set forth in the Scheme being Exhibit "E" to the Petition and annexed as Schedule hereto AND THIS COURT DOTH HEREBY DECLARE that the said Scheme of Arrangement shall be binding with effect from 1st April, 2004 (hereinafter referred to

as "Appointed Date") on the Petitioner Company and all the members and creditors of the Petitioner Company and of the Demerged Company AND THIS COURT DOTH ORDER that with effect from the Appointed Date the Demerged Undertaking of the Demerged Company as set out in the Scheme shall without any further act or deed do stand transferred to and vested in the Petitioner Company pursuant to the provisions of Section 391 to 394 of the Companies Act, 1956 AND THIS COURT DOTH FURTHER ORDER that with effect from the Appointed Date all the assets/undertaking of the Demerged Company, comprising the Demerged Undertaking (as defined in the Scheme) shall without any further act, instrument or deed stand transferred to and/or deemed-to have been transferred to the Petitioner Company pursuant to the provisions of Section 391 to 394 of the Companies Act, 1956 AND THIS COURT DOTH FURTHER ORDER that in pursuance of Sections 394 of the Companies Act, 1956 and with effect from the Appointed Date, all debts, liabilities, duties and obligations in respect of the Demerged Undertaking of the Demerged Company as set out in the scheme shall without any further act or deed stand transferred to or be deemed to be transferred to the Petitioner Company so as to become the debts, liabilities duties and objections of the Petitioner Company AND THIS COURT DOTH HEREBY FURTHER ORDER that with effect from the Appointed Date all legal, taxation or other proceedings by or against the Demerged Company and relating to the Demerged Undertaking pending on or instituted after the Appointed Date shall be continued and enforced by or against the Petitioner Company after the Effective Date effectually and in the same manner and to the same extent as if the same had been pending and/or arisen by or against the Demerged Company AND THIS COURT DOTH FURTHER ORDER that with effect the appointed date all the permanent employees of the Demerged Company engaged in the Demerged Undertaking as on the Effective Date, as defined in the Scheme shall become the employees of the Petitioner Company on such date and subject to the Scheme, on terms and conditions not less favourable than those on which they are engaged in the Demerged Undertaking and without any interruption of service as a result of the transfer of the Demerged Undertaking AND THIS COURT DOTH FURTHER ORDER that upon Effective Date and in consideration of the demerger including the transfer and vesting of the Demerged Undertaking in the Petitioner Company, the Petitioner Company shall, without any further act or deed, issue and allot to each member of the Demerged Company whose name is recorded in the Register of Member of the Demerged Company on a Record Date, to be fixed in that behalf by the Board of Directors or a Committee of the Demerged Company, in the ratio of 1 equity share in the Petitioner Company of Rs.10/- credited as fully paid up for every 7 equity shares of Rs.2/- each fully paid up (upon reduction of the Demerged Company as set out in Clause 29 of the Schedule hereto) held by such member in the Demerged Company AND THIS COURT DOTH FURTHER ORDER that the Petitioner Company do within 30 days of the sealing of this Order, cause a certified copy of this Order to be delivered to the Registrar of Companies, Maharashtra, Mumbai for registration and upon such certified copy of the order being so delivered and upon receipt of certified copy of the order passed by the Hon'ble Calcutta High Court sanctioning the said Scheme of Arrangement and upon receipt of the files and record of the Demerged undertaking of the Demerged Company from the Registrar of Companies, Calcutta, the Registrar of Companies, Maharashtra, Mumbai shall place all the files and records of the Demerged undertaking of the Demerged Company and registered with him on the file kept by him in relation to the Petitioner Company and files relating to Demerged undertaking of the Demerged Company and the Petitioner Company shall be consolidated accordingly AND THIS COURT DOTH FURTHER ORDER that the parties to the Scheme of Arrangement and any other person or persons interested therein shall be at liberty to apply to this Hon'ble Court for any directions that may be necessary in regard to the working of the Arrangement embodied in the Scheme sanctioned herein and annexed as Schedule hereto AND THIS COURT DOTH LASTLY ORDER that the Petitioner Company do pay a sum of Rs.2,500/- (Rupees Two Thousand Five

hundred Only) to the Regional Director, Department of Company Affairs, Maharashtra, Mumbai towards the costs of the Petition WITNESS SHRI DALVEER BHANDARI, Chief Justice at Bombay aforesaid this 14th, day of January, 2005.

By the Court

sd/-

For **Prothonotary & Senior Master**

Sealer

sd/-

Dated this 9th day of February, 2005

Order sanctioning the Arrangement embodied in the)
Scheme of Arrangement under Sections 391 to 394)
of the Companies Act,1956 drawn on the)
application of M/s. Amarchand & Mangaldas &)
Suresh A. Shroff & Co. Advocates for the Petitioner)
Company having their Office at Peninsula)
Chambers, Peninsula Corporate Park, Ganpatrao)
Kadam Marg, Lower Parel, Mumbai -400 013.)

SCHEDULE

SCHEME OF ARRANGEMENT
BETWEEN

Indian Aluminium Company, Limited	...	Demerged Company
Hindalco Industries Limited	...	Resulting Company

and
their respective shareholders and creditors

PART-1 GENERAL

(A) The Demerged Company (as defined hereunder) is engaged inter alia in conducting and carrying on the business of mining, manufacture and sale of hydrate and alumina, alumina chemicals, aluminium, aluminium products including aluminium sheets, extrusions and foil and generation of electricity.

(B) The Resulting Company (as defined hereunder) is engaged in various businesses including the manufacture or production of or marketing of or dealing in alumina, aluminium and downstream aluminium products, the generation of electricity, the manufacture of copper and certain precious metals, the processing, production, manufacture and marketing of certain types of chemicals (including di-ammonium phosphate) and rendering assistance and services in relation to the same, and making of investments. As of March 31, 2004, the Resulting Company held 68,781,401 fully paid up equity shares of Rs 10/- each constituting approximately 96.53% of the share capital of the Demerged Company.

(C) This Scheme of Arrangement provides for the transfer by way of a demerger of the Demerged Undertaking (as defined hereinafter) of the Demerged Company to the Resulting Company, and the consequent issue of equity shares by the Resulting Company to the shareholders (other than the Resulting Company) of the Demerged Company pursuant to the relevant provisions of the Act (as defined hereinafter).

(D) This Scheme is divided into the following parts:

(a) Part I, which deals with the introduction and definitions ;

(b) Part II, which deals with the demerger of the Demerged Undertaking from the Demerged Company to the Resulting Company ;

(c) Part III, which deals with the general terms and conditions applicable to this Scheme.

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

(A) "**Act**" means the Companies Act, 1956 and including any statutory reenactment or modification thereof from time to time:

(B) "**Appointed Date**" means April 1, 2004;

(C) "**Demerged Undertaking**" means all the businesses of the Demerged Company other than the Remaining Business (as defined hereinafter), on a going concern basis, consisting inter alia of:

(i) the smelting unit at Alupuram, Kalamassery, District Ernakulam, Kerala;

(ii) the extrusion unit at Alupuram, Kalamassery, District Ernakulam, Kerala;

(iii) the smelting, carbon cathode block making and alumina refining unit at Village Yamunapur, Belgaum, Karnataka;

(iv) The alumina refining unit at Village Muri, District Ranchi, Jharkhand;

(v) The aluminium rolling and aluminium scrap recycling unit at MIDC Industrial Area, Taloja, District Raigad, Maharashtra;

(vi) The aluminium rolling unit at Belur, District Howrah, West Bengal;

(vii) The aluminium foil and packaging unit at Kalwa, District Thane, Maharashtra;

(viii) The smelting unit at Hirakud, District Sambalpur, Orissa;

(ix) The captive coal mining unit at Hirakud, District Sambalpur, Orissa;

(x) The captive coal mining unit at Talabira, Saraswati Vihar, District Sambalpur, Orissa;

(xi) The bauxite mining unit at Chandgad, District Kolhapur, Maharashtra;

(xii) The bauxite mining unit at Durgmanwadi mines, Radha Nagari, Dist. Kolhapur, Maharashtra;

(xiii) The bauxite mining and Kaolin production unit Lohardaga, Jharkhand;

(xiv) Office and residential premises in the districts of Kolkata, Ahmedabad, Bangalore, Bhubaneswar, Chennai, Coimbatore, Hyderabad, Mumbai, New Delhi, Pune, Belgaum, Ernakulam, Ranchi, Raigad, Howrah, Thane, Sambalpur, Kolhapur and Lohardaga;

(xv) The Demerged Company's investment comprising 36,510,941 equity shares of the face value of Rs.10/- each in Utkal Alumina International Limited;

(xvi) The Demerged Company's investment comprising 140,000 equity shares of the face value of Rs.10/- each in Indal Exports Limited; and

(xvii) The Demerged Company's investment comprising 25,500 equity shares of the face value of Rs.10/-each in Suvas Holdings Private Limited.

and shall mean and include (without limitation):

(a) all assets and property of the Demerged Undertaking wherever situate, including the right to use assets and property, whether movable or immovable, tangible or intangible, plant and machinery, land, buildings, offices, capital work-in-progress, rolling stock, investments, current assets (including inventories, sundry debtors, bills of exchange, loans and advances etc.),vehicles, D.G. sets, godowns, stocks and stores, warehouses, furniture, fixtures, office equipment, appliances, accessories, power lines, railway lines and sidings, water pipelines, depots, power plants, right to use jetties and ports, share of any joint assets, and other facilities and premises;

(b) all permits, quotas, right, entitlements, export/import incentives and benefits including Duty Exemption Pass Book Scheme (DEPB) and advance licences, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development right (whether vested or potential and whether under agreements or otherwise), municipal permissions, approvals, consents, subsidies, tenancies in relation to the office and/or residential properties, all other intellectual property rights including trade marks, patents, designs, copyrights, benefit of any deposits privileges, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, prospecting licences and mining leases including its mining leases and prospecting licences in the States of Jharkhand, Karnataka, Maharashtra and Orissa (in each case including the benefit of any applications made therefor) and the surface rights in relation thereto, receivables, and liabilities related thereto, licences, power and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions and benefits of all agreements, contracts and arrangements, including technological licensing agreements, and all other interests in connection with or relating to the Deterged Undertaking;

(c) all earnest moneys and/or security deposits paid by the Demerged Company in connection with or relating to the Demerged Undertaking;

(d) all records, files, papers, engineering and process information, computer programmes, software licenses, drawing, manuals, data, catalogues, quotations sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form in connection with or relating to the Demerged Undertaking; and

(e) all present and future liabilities appertaining to or relatable to the Demerged Undertaking (including contingent liabilities and the Transferred Liabilities, as defined hereunder) and shall further include any obligations under any licenses or permits, appertaining or relatable to the Demerged Undertaking.

(D) "**Effective Date**" means the last of the dates on which the conditions and matters referred to in Clause 35 hereof occur or have been fulfilled or waived;

References in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" shall mean the Effective Date;

(E) "**Funds**" shall have the meaning ascribed thereto in Clause 10(b) hereof;

(F) "**GDRs**" means Global Depository Receipts issued pursuant to the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993" and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

(G) "**Hindalco**" or the "**Resulting Company**" means Hindalco Industries Limited, a company incorporated under the Act and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025, Maharashtra;

(H) "**Indal**" or the "**Demerged Company**" means Indian Aluminium Company, Limited, a company incorporated under the Act and having its registered office at 1, Prafulla Chandra Sen Sarani (formerly Middleton Street), Kolkata-700 071, India;

(I) "**Net Worth**" means the aggregate value of the total assets of the Demerged Undertaking as on the Appointed Date as reduced by the value of aggregate value of the liabilities of the Demerged Undertaking as on the Appointed Date and as appearing in the Opening Financial Statement;

(J) "**Opening Financial Statement**" means the opening balance sheet of the Demerged Undertaking as at the opening of business hours on the Appointed Date which is annexed as Schedule I hereto and which has been prepared as per the report dated August 23, 2004 prepared and certified by M/S Bansi S. Mehta & Co., Chartered Accountants;

(K) "**Record Date**" shall have the meaning ascribed to it in Clause 19 hereof;

(L) "**Remaining Business**" means the aluminium foils business of the Demerged Company located at Village Kollur, R C Puram Mandal, (via) Mutangi, District Medak - 502 300, Andhra Pradesh and consisting of an aluminium foil and packaging unit engaged in the manufacture and sale of aluminium foil and light gauge strips;

(M) "**Scheme**" means this Scheme of Arrangement including any modification or amendment hereto;

(N) "**Share Entitlement Ratio**" shall have the meaning ascribed to it in Clause 19 hereof; and

(O) "**Transferred Liabilities**" shall have the meaning ascribed to it in Clause 16 hereof.

2. SHARE CAPITAL

(a) The share capital structure of the Demerged Company as on July 31, 2004 was as follows:

	Rs. In crores
Authorized	
100,000,000 Ordinary Shares of Rs.10 each	100.00
49,600,000 Unclassified Shares of Rs.10 each	49.60
40,000 Cumulative Redeemable Preference Shares of Rs.100 each	0.40
	150.00
Issued, Subscribed and Paid-up	
71,257,131 Ordinary Shares of Rs.10 each fully paid-up*	71.26
*Includes equity shares represented by GDRs	
	71.26

(b) The share capital structure of the Resulting Company as on July 31, 2004 was as follows:

	Rs. in crores
Authorised	
145,000,000 Equity Shares of Rs.10 each	145.00
500,000 14% Free of Company's tax but subject to deduction of taxes at source at the prescribed rates, Redeemable Cumulative Preference Shares of Rs.100/-each	5.00
	150.00
Issued	
92,481,325 Equity Shares of Rs.10 each fully paid up#	92.48
#758,530 equity shares have been bought back by Applicant Company under its buyback programme approved by the Board of Direcors. The issued share Capital set out above is exclusive of 758,530 equity shares.	92.48
Subscribed and Paid-up	
92,475,275 Equity Shares of Rs.10 each fully paid-up*	92.47

* (1) Include equity shares represented by GDRs
(2) 6,050 equity shares have been forfeited by Applicant Company.

92.47

PART II-DEMERGER

SECTION 1-DEMERGED BUSINESS

3. (a) Upon the coming into effect of this Scheme, and with effect from the Appointed Date, the Demerged Undertaking (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Demerged Undertaking) shall, subject to the provisions of this Clause 3 in relation to the mode of vesting and pursuant to Section 394 (2) of the Act and without any further act or deed, be Demerged from the Demerged Company and be transferred to and vested in or be deemed to have been Demerged from the Demerged Company and Transferred to and vested in the Resulting Company as a going concern so as to become, as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities of the Resulting Company subject to Section 3 of Part II of this Scheme in relation to charges thereon in favour of banks and/or financial institutions.

(b) In respect of such of the assets of the Demerged Undertaking as are movable in nature or are otherwise capable of transfer by delivery of possession, payment or by endorsement and delivery, the same may be so transferred by the Demerged Company, and shall become the property of the Resulting Company as an integral part of the Demerged Undertaking.

(c) In respect of such of the assets belonging to the Demerged Undertaking other than those referred to in sub-clause (b) above, the same shall, as more particularly provided in sub-clause (a) above, without any further act, instrument or deed, be Demerged from the Demerged Company and transferred to and vested in and/or be deemed to be Demerged from the Demerged Company and transferred to and vested in the Resulting Company with effect from the Appointed Date pursuant to the provisions of Section 394 of the Act.

(d) All assets acquired by the Demerged Company after the Appointed Date but prior to the Effective Date in relation to the Demerged Undertaking shall also without any further act, instrument or deed stand transferred to and vested in or be deemed to have been transferred to or vested in the Resulting Company upon the coming into effect of this Scheme.

(e) For the avoidance of doubt, upon coming into effect of this Scheme, all the rights, title, interest and claims of the Demerged Company in any leasehold properties, including the mining leases and the prospecting licenses (including in each case any applications made therefor) (the particulars of the mining leases and the prospecting licenses are set out in Schedule II hereto) of the Demerged Company in relation to the Demerged Undertaking shall, pursuant to Section 394 (2) of the Act, without any further act or deed, be transferred to and vested in or be deemed to have been transferred to and vested in the Resulting Company.

(f) It is hereby clarified that the rest of the assets and liabilities pertaining to the Remaining Business of the Demerged Company shall continue to belong to and vest in the Demerged Company and the Demerged Company shall continue to carry on the Remaining Business.

(g) In consideration of the demerger, the Resulting Company shall issue its shares to the shareholders of the Demerged Company in terms of Section 4 of this Scheme.

4. (a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature in relation to the Demerged Undertaking to which the Demerged Company is a party or to the benefit of which the Demerged Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour, as the case may be, of the Resulting Company and may be enforced as fully and effectually as if, instead of the Demerged Company, the Resulting Company had been a party or beneficiary or obligee thereto.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Demerged Undertaking occurs by virtue of part II of this Scheme itself, the Resulting Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or tripartite arrangements with any party to any contract or arrangement to which the Demerged Company is a party or any writings as may be necessary in order to give formal effect to the above provisions. The Demerged Company will, if necessary, also be a party to the above. The Resulting Company shall, under the provisions of Part II of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Demerged Company and to carry out or perform all such formalities or compliances referred to above on the part of the Demerged Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Demerged Company in relation to the Demerged Undertaking shall stand transferred to the Resulting Company as if the same were originally given by, issued to or executed in favour of the Resulting Company, and the Resulting Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Resulting company. The Resulting Company shall make applications to any Governmental Authority as may be necessary in this behalf.

(d) It is clarified that if any assets (estate, claims, rights, title, interest in or authorities relating to such assets) or any contract, deeds bonds, agreements, scheme, arrangements or other instruments of whatsoever nature in relation to the Demerged Undertaking which the Demerged Company is a party to cannot be transferred to the Resulting Company for any reason whatsoever, the Demerged Company shall hold

such asset or contract, deeds bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in trust for the benefit of the Resulting Company, insofar as it is permissible so to do, till such time as the transfer is effected.

5. All the assets and liabilities of the Demerged Undertaking shall be transferred to the Resulting Company at the values appearing in the books of the Demerged Company (at historical cost less depreciation and without any revaluation) immediately before the demerger and which are set forth in the Opening Financial Statement.

6. (a) It is clarified that, upon the coming into effect of this Scheme, the following debts, liabilities, duties, and obligations of the Demerged Company (as on the Appointed Date) and being a part of the Demerged Undertaking shall, without any further act or deed, be and stand transferred to the Resulting Company to the extent that they are outstanding as on the Effective Date, and shall becomes the debts, liabilities and obligations of the Resulting Company which shall meet, discharge and satisfy the same:

(i) the liabilities which arose out of the activities or operations of the Demerged Undertaking and the specific loans or borrowing (including debentures) raised. incurred and utilised solely for the activities or operations of the Demerged Undertaking and which are more particularly specified in Schedule III hereto; and

(ii) in cases other than those referred to in (i) above, so much of the amount of the general or multipurpose borrowings of the Demerged Company as stand in the same proportion which the value of the assets (being the fixed assets, investments, gross current assets) transferred to the Resulting Company bears to the total value of the assets of the Demerged Company on the Appointed Date. The amount of the general or multipurpose borrowings which are transferred on this basis are more particularly specified in Schedule IV hereto.

(b) Where any of the debts, liabilities, duties and obligations of the Demerged Company as on the Appointed Date deemed to be transferred to the Resulting Company have been discharged by the Demerged Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Resulting Company and all loans raised and used and all liabilities and obligations incurred by the Demerged Company for the operations of the Demerged Undertaking after the Appointed Date and prior to the Effective Date, subject to the terms of this Scheme, shall be deemed to have been raised, used or incurred for and on behalf of the Resulting Company and to the extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to and be deemed to be transferred to the Resulting Company and shall become the debts, liabilities, duties and obligations of the Resulting Company which shall meet discharge and satisfy the same.

7. (a) Upon the coming into effect of this Scheme, all legal, taxation or other proceedings, whether civil or criminal, (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted any time thereafter and in each case relating to the Demerged Undertaking shall be continued and enforced by or against the Resulting Company after the Effective Date. The Demerged Company shall in no

event be responsible or liable in relation to any such legal, taxation or other proceedings against the Resulting Company. The Resulting Company shall be added as party to such proceedings and shall prosecute or defend such proceedings in co-operation with the Demerged Company.

(b) If proceedings are taken against the Demerged Company in respect of the matters referred to in sub-clause (a) above, it shall defend the same in accordance with the advice of the Resulting Company and at the cost of the resulting Company, and the letter shall reimburse and indemnify the Demerged Company against all liabilities and obligations incurred by the Demerged Company in respect thereof.

(c) The Resulting Company undertakes to have all legal, taxation or other proceedings initiated by or against the Demerged Company referred to in sub-clause (a) above transferred to its name as soon as is reasonably possible after the Effective Date and to have the same continued, prosecuted and enforced by or against the Resulting Company to the exclusion of the Demerged Company. Both Companies shall make relevant applications in that behalf.

8. The Demerged Company, with effect from the Appointed Date and up to and including the Effective Date:

(a) shall be deemed to have been carrying on and to be carrying on all business and activities relating to the Demerged Undertaking and stand possessed of all the estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions of the Demerged Undertaking for and on account of, and in trust for, the Resulting Company, and

(b) all profits accruing to the Demerged Company, or losses arising or incurred by it including the effect of taxes if any thereon), relating to the Demerged Undertaking for the period after the Appointed Date based on the audited accounts of the Demerged Company shall for all purposes, be treated as the profits or losses, as the case may be, of the Resulting Company.

9. The Demerged Company undertakes that it will preserve and carry on the business of the Demerged Undertaking with reasonable diligence and business prudence and shall not undertake financial commitments or sell, transfer, alienate, charge, mortgage, or encumber the Demerged Undertaking or any part thereof unless the prior written consent of the board of directors of the Resulting Company has been obtained in relation to any of the above, and agrees that it shall not make any decisions or undertake any business outside the capital expenditure plan and such other plans as have been approved by the board of directors of the Demerged Company without the prior written consent of the board of directors of the Resulting Company.

10. (a) Upon the coming into effect of this Scheme, all permanent employees of the Demerged Company engaged in the Demerged Undertaking as on such date shall become the permanent employees of the Resulting Company, and, subject to the provisions hereof, on terms and conditions not less favourable than those on which they are engaged in the Demerged Undertaking and without any interruption of service as a result of the transfer of the Demerged Undertaking.

(b) In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund (including senior officers superannuation fund), trusts, retirement fund or benefits and any other funds or benefits created by the Demerged Company for the employees of the Demerged Undertaking are concerned (collectively referred to as the "Funds"), the Funds and such of the investments made by the Funds which are referable to the employees of the Demerged Undertaking being transferred to the Resulting Company in terms of sub clause (a) above shall be transferred to the Resulting Company and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. The Funds shall, subject to the necessary approvals and permissions and at the discretion of the Resulting Company, either be continued as separate funds of the Resulting Company for the benefit of the employees of the Demerged Undertaking or be transferred to and merged with the relevant funds of the Resulting Company; provided however that the existing pension Funds in respect of the employees of the Demerged Undertaking shall be continued as separate funds of the Resulting Company. In the event that the Resulting Company does not have its own funds in respect of any of the above, the Resulting Company may, subject to necessary approvals and permissions, continue to contribute to the relevant Funds, until such time that the Resulting Company creates its own fund, at which time the Funds and the investments and contributions pertaining to the employees of the Demerged Undertaking shall be transferred to the funds created by the Resulting Company.

(c) In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts created by the Demerged Company for such of the employees of the Remaining Business are concerned, if any, the same shall continue and, in the event that the Demerged Company presently contributes to the same, the Demerged Company shall continue to contribute to such funds and trusts in accordance with the provisions thereof, and such funds and trusts, if any, shall be held for the benefit of the employees of the Remaining Business.

11. The transfer and vesting of the assets, liabilities and obligations of the Demerged Undertaking under Clause 3 hereof and the continuance of the proceedings by or against the Resulting Company under Clause 7 hereof shall not affect any transaction or proceedings already completed by the Demerged Company on or before the Appointed Date to the end and intent that, subject to Clause 9, the Resulting Company accepts all acts, deeds and things done and executed by and/or on behalf of the Demerged Company as acts, deeds and things done and executed by and on behalf of the Resulting Company.

SECTION 2 - REMAINING BUSINESS

12. The Remaining Business and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company subject to Section 3 of this Part II of this Scheme in relation to charges thereon in favour of banks, financial institutions and trustees for the debenture - holders.

13. (a) All legal, taxation or other procceings whether civil or criminal (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted at any time thereafter, and in each case relating to the Remaining Business (including

those relating to any property, right, power, liability, obligation or duties of the Demerged Company in respect of the Remaining Business) shall be continued and enforced by or against the Demerged Company after the Effective Date. The Resulting Company shall in no event be responsible or liable in relation to any such legal, taxation or other proceeding against the Demerged Company, which relate to the Remaining Business.

(b) If proceedings are taken against the Resulting Company in respect of the matter referred to in sub-clause (a) above, it shall defend the same in accordance with the advice of the Demerged Company and at the cost of the Demerged Company, and the latter shall reimburse and indemnify the Resulting Company against all liabilities and obligations incurred by the Resulting company in respect thereof.

14. With effect from the Appointed Date and up to and including the Effective Date:

(a) the Demerged Company shall carry on and shall be deemed to have been carrying on all business and activities relating to the Remaining Business for and on its own behalf; and

(b) all profits accruing to the Demerged Company thereon or losses arising or incurred by it (including the effect of taxes, if any, thereon) relating to the Remaining Business shall, for all purposes, be treated as the profits or losses, as the case may be, of the Demerged Company.

15. The Rèsulting Company shall provide required support to the Remaining Business as applicable and as may be necessary.

SECTION 3 - LIABILITIES

16. LOANS, DEBENTURES AND RELATED SECURITY

(a) In so far as loans, borrowings and liabilities and debentures (whether convertible into equity shares or not) of the Demerged Company are concerned, the loans, borrowings, liabilities and debentures listed in Schedule III and such of the general or multipurpose borrowings, loans, debentures and liabilities listed in Schedule IV which are to be transferred to the Resulting Company in terms of this Part II (the "Transferred Liabilities") being a part of the Demerged Undertaking shall, upon coming into effect of this Scheme and subject to sub-clause (b) below, without any further act or deed, become loans, borrowings, liabilities and debentures of the Resulting Company, and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in and shall be exercised by or against the Resulting Company as if it had entered into such loans, incurred such borrowing or issued such debentures.

(b) In so far as the existing security in respect of the Transferred Liabilities (more particularly set out in Schedule III and Schedule IV) is concerned, such security shall, without any further act, instrument or deed be modified and shall be extended to and shall operate only over the assets comprised in the Demerged Undertaking which have been charged and secured in respect of the Transferred Liabilities as transferred to the

Resulting Company pursuant to Part II of this Scheme. Provided that if any of the assets comprised in the Demerged Undertaking which are being transferred to the Resulting Company pursuant to Part II of this Scheme have not been charged or secured in respect of the Transferred Liabilities, such assets shall remain unencumbered and the existing security referred to above shall not be extended to and shall not operate over such assets. The absence of any formal amendment which may be required by a lender or third party shall not affect the operation of the above.

(c) In so far as the Transferred Liabilities which have been secured only by the assets of the Remaining Business are concerned, it is clarified that the Resulting Company shall create adequate security equivalent to the value of the security over the assets of the Remaining Business in respect of the Transferred Liabilities, and such security shall extend to and operate over the assets of the Demerged Undertaking that are being transferred to the Resulting Company pursuant to this Scheme.

(d) In so far as the assets comprising the Remaining Business are concerned, the security over such assets relating to the Transferred Liabilities, the same shall, without any further act, instrument or deed be released and discharged from the obligations and security relating to the same. The absence of any formal amendment which may be required by a lender or third party shall not affect the operation of the above.

(e) Further, in so far as the assets comprised in the Demerged Undertaking are concerned, the security and charge over such assets relating to any loans or debentures which are not transferred pursuant to this Scheme (and which shall continue with the Demerged Company), shall without any further act or deed be released from such encumbrance and shall no longer be available as security in relation to such liabilities.

(f) In so far as the exiting security in respect of liabilities of the Demerged Company other than the Transferred Liabilities is concerned, such security shall, without any further act, instrument or deed, be modified and shall be extended and shall operate only over the assets of the Remaining Business.

(g) Without any prejudice to the provisions of the foregoing clauses and upon the effectiveness of this Scheme, the Demerged Company and the Resulting Company shall execute any instruments or documents or do all the acts and deeds as may be required, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies, Maharashtra or the Registrar of Companies, West Bengal respectively to give formal effect to the above provisions, if required.

(h) In so far as the 50(Fifty) 6.6% Privately Placed Secured Redeemable Non-Convertible Debentures of the face value of Rs.10,000,000/- each issued by the Demerged Company is concerned, upon the coming into effect of the scheme, the face value of each of the said debentures shall without further act or deed be reduced by a sum of Rs.9,736,000/- so that the face value of each such debenture shall stand reduced to Rs.264,000/-. Simultaneously and without any further act or deed, and without payment of any further amount to the Resulting Company, the debenture holders shall be entitled to an equivalent number of fully paid debentures of the face value of Rs.9,736,000/- each to be issued by the Resulting Company. On such reduction as above in respect of the said debentures of the Demerged Company, the difference in

the amount between the original face value of the said debentures and such reduced face value shall be automatically appropriated towards the debentures to be issued by the Resulting Company in terms of this Clause. At the time of redemption, the liability in respect of the debentures of the Demerged Company as aforesaid shall be Rs.264,000/-per debenture, and the liability in respect of the debentures of the Resulting Company as aforesaid shall be Rs.9,736,000/- per debenture. The debentures to be issued by the Resulting Company in terms of this sub-clause shall, subject to applicable regulations, be listed on the relevant stock exchange/s in India where the said debentures of the Demerged Company were listed on the same terms and conditions unless otherwise modified in accordance with the terms hereof.

(i) The Demerged Company and the Resulting Company shall enter into and execute such further deeds, documents or writings as may be required to give effect to the provisions of this Clause 16.

(j) Upon the coming into effect of this Scheme, the Resulting Company alone shall be liable to perform all obligations in respect of the Transferred Liabilities, and Demerged Company shall not have any obligations in respect of the Transferred Liabilities, and the Resulting Company shall indemnify the Demerged Company in this behalf.

(k) It is expressly provided that, save as mentioned in this Clause 16, no other term or condition of the Transferred Liabilities is modified by virtue of this Scheme except to the extent that such amendment is required by necessary implication.

(l) Subject to the necessary consents being obtained, if required, in accordance with the terms of this Scheme, the provisions of this Clause 16 shall operate, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall/stand modified and/or superseded by the foregoing provisions.

SECTION 4-REORGANISATION OF CAPITAL

17. The provisions of this Section shall operate notwithstanding anything to the contrary in this Scheme.

18. In consideration of the provisions of Part II of this Scheme and as an integral part of this Scheme, the capital of the Demerged Company and the Resulting Company shall be restructured and reorganised in the manner set out in Clause 19 to 29 below.

19. Upon the Effective Date and in consideration of the demerger, including the transfer and vesting of the Demerged Undertaking in the Resulting Company pursuant to Part II of this Scheme, the Resulting Company shall, without any further act or deed, issue and allot to each member of the Demerged Company whose name is recorded in the register of members of the Demerged Company on a date (the "Record Date") to be fixed in that behalf by the Board of Directors or a committee thereof of the Demerged Company, in the ratio of 1 equity share in the Resulting Company of Rs.10/- credited as fully paid-up for every 7 equity shares of Rs. 2/- each fully paid up (upon the reduction of the capital of the Demerged Company as set out in Clause 29 below) held by such member in the Demerged Company (the "Share Entitlement Ratio").

20. The equity shares issued to the members of the Demerged Company pursuant to Clause 19 above shall be issued in dematerialized form by the Resulting Company, unless otherwise notified in writing by the shareholders of the Demerged Company to the Resulting Company on or before such date as may be determined by the board of directors of the Resulting Company or a committee thereof. In the event that such notice has not been received by the Resulting Company in respect of any of the members of the Demerged Company, the equity shares shall be issued to such members in dematerialized form provided that the members of the Demerged Company shall be required to have an account with a depository participant and provide details thereof and such other confirmations as may be required. It is only thereupon that the Resulting Company shall issue and directly credit the dematerialized equity shares to the account of such member with the equity shares of the Resulting Company. In the event that the Resulting Company has received notice from any member that equity shares are to be issued in certificate form or if any member has not provided the requisite details relating to the account with a depository participant or other confirmations as may be required, then the Resulting Company shall issue equity shares in certificate form to such member. In case any member's holding in the Demerged Company is such that the member becomes entitled to a fraction of an equity share of the Resulting Company, such fractional share certificates shall be issued in accordance with Clause 22 below.

21. Equity shares to be issued by the Resulting Company pursuant to Clause 19 above in respect of such of the equity shares of the Demerged Company which are held in abeyance shall also be kept in abeyance.

22. In case any member's holding in the Demerged Company is such that the member becomes entitled to a fraction of an equity share of the Resulting Company, the Resulting Company shall allot fractional share to such member, and such members shall be entitled to intimate the Resulting Company within 20 days of such allotment as to whether they are desirous of holding such fractional equity shares. Upon receipt of such intimation, the Resulting Company shall issue fractional share certificates to such member within the time period specified in this Scheme. In the event that a member fails to intimate the Resulting Company of the same within the prescribed time period, such member shall be deemed to have consented to the transfer of the fractional shares allotted to it to a trustee nominated by the Resulting Company in that behalf, and thereupon, the Resulting Company shall consolidate all such fractional shares in favour of such trustee. The trustee shall thereafter sell such equity shares and distribute the net sale proceeds (after the deduction of the expenses incurred) to the members respectively entitled to the same in proportion to their fractional entitlements.

23. In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Demerged Company, the board of directors or any committee thereof of the Demerged Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Demerged Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor of the share in the Resulting Company and in relation to the equity shares issued by the Resulting Company after the effectiveness of this Scheme. The board of directors of the Demerged Company shall be empowered to remove such difficulties as may arise in the course of implementation of this Scheme and registration of new members in the Resulting Company on account of difficulties faced in the transaction period.

24. The equity shares to be issued and allotted by the Resulting Company in terms of Clause 19 above shall rank pari passu in all respects with the existing equity shares of the Resulting Company.

25. Equity shares of the Resulting Company issued in terms of Clause 19 above shall be listed and/or admitted to trading on the relevant stock exchange/s in India, where the equity shares of the Resulting Company are listed and/or admitted to trading as on the Effective Date.

26. Unless otherwise determined by the board of directors or any committee thereof of the Demerged Company and the board of directors or any committee of the Resulting Company, issuance of shares in terms of Clause 19 above shall be done within 90 days from the Effective Date.

27. No shares shall be issued by the Resulting Company in terms of Clause 19 above in respect of the equity shares held on the Record Date by the Resulting Company in the Demerged Company.

28. No GDRs shall be issued by the Resulting Company in respect of any GDRs held in the Demerged Company. Provided however, the Resulting Company shall issue shares in accordance with the Share Entitlement Ratio to such of the holders of GDRs of the Demerged Company who are holding shares of the Demerged Company as on the Record Date. The Demerged Company may, if so required under any law or otherwise, execute deeds, confirmations or the writings or tripartite arrangements with any party including the depository or custodian in respect of its GDRs, or any writings or obtain any regulatory or other approvals as may be necessary to be executed in order to give formal effect to the above provision.

29. (a) As an integral part of the Scheme, and upon the coming into effect of this Scheme, with effect from the Appointed Date, the issued, subscribed and paid-up capital of the Demerged Company shall be reduced by Rs.570,057,048/-(Rupees Fifty Seven Crores Fifty Seven Thousand Forty Eight Only)as being no longer represented by assets of the Demerged Company and such reduction shall be effected by reducing the face value of the equity shares of the Demerged Company from Rs.10/- per equity share to Rs.2/- per equity share.

(b) The capital clause of the Memorandum of Association of the Demerged Company and Article 3(1) of the Article of Association of the Demerged Company shall, upon the coming into effect of this Scheme and without any further act or deed, respectively be replaced by the following clauses:

MEMORANDUM OF ASSOCIATION

"V. The Authorised Capital of the Company is Rs.700,000,000/- divided into 100,000,000 Ordinary shares of Rs.2/- each, 49,600,000 Unclassified shares of Rs.10/- each and 40,000 Cumulative Redeemable Preference Shares of Rs.100/- each, with the power to increase and reduce the capital, to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential or deferred or special rights, privileges and conditions, as may be determined by or in accordance with the regulations of the

Company and to vary, modify or abrogate any such rights, privileges, conditions in such manner as may for the time being be provided by the regulations of the Company.

ARTICLES OF ASSOCIATION

"3(1) The Authorised Capital of the Company is Rs.700,000,000/- divided into 100, 000,000 Ordinary shares of Rs.2/- each, 49,600,000 Unclassified shares of Rs.10/-each and 40,000 Cumulative Redeemable Preference Shares of Rs.100/- each, with the power to increase and reduce the capital, to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential or deferred or special rights, privileges and conditions, as may be determined by or in accordance with the regulations of the Company and to vary, modify or abrogate any such rights, privileges, conditions in such manner as may for the time being be provided by the regulations of the Company."

SECTION 5 - GENERAL TERMS & CONDITIONS

30. Accounting by the Demerged Company and the Resulting Company in respect of the assets and liabilities of the Demerged Undertaking.

A) Demerged Company shall give effect to the transfer of assets and liabilities of the Demerged Undertaking as on the Appointed Date, in its books as under:

(a) Transfer the assets and liabilities and sums specified in Clause 30B(b) relating to the Demerged Undertaking as on the Appointed Date. Transfer the excess of the book value of assets over liabilities of the Demerged Undertaking as also the sum specified in Clause 30B(b) of this Scheme and after deduction from the aggregate of the foregoing by the sum specified in Clause 30 (B) (c) below, to the debit of an Account styled as "Demerged Adjustment Account";

(b) Transfer the credit balances in the various items appearing under the head "Reserves and Surplus" as on the Appointed Date to the "Demerged Adjustment Account":

(c) Transfer the credit balance resulting from the reduction in its share capital specified in Clause 29 above to the "Demerger Adjustment Account"; and

(d) Out of the net balance remaining in the Demerger Adjustment Account, the Demerged Company shall transfer a sum of Rs.4,000,000 to the "Capital Redemption Reserve Account";Rs.335,500 to the "Other Capital Reserve Account"; Rs.7,000,000 to the "Debenture Redemption Reserve Account" and balance amount, if any, to the "General Reserve Account" of the Demerged Company.

B) The Resulting Company shall incorporate the vesting of the assets and liabilities of the Demerged Undertaking of the Demerged Company pursuant to the Scheme in its books as under:

(a) The assets and liabilities of the Demerged Undertaking (except as stated in (b) and (c) below) as on the Appointed Date shall be accounted for at the respective book values at which the same are to so vest in accordance with the provisions of this Scheme as the assets and liabilities of the Resulting Company;

(b) Transfer to the debit of an account styled as the "Miscellaneous Expenses to the extent not written off (Demerged Company) Account" a sum of Rs.81,146.503/- being the unamortized balance as at the Appointed Date in the Demerged Company's books of account in respect of the sums paid to employees of Demerged of Demerged Undertaking under Voluntary Retirement Scheme and others;

(c) Credit a sum of Rs.1,638,722,000/- to its "Deferred Tax Liability Account" (being the amount of credit balance relatable to the Demerged Undertaking on the Appointed Date in the books of account of the Demerged Company transferred by the Demerged Company to Deferred Tax Liability Account pursuant to the Accounting Standard applicable thereto);

(d) The Resulting Company shall determine the net result of the foregoing and compare the same with the aggregate of the face and paid up value of the equity shares to be allotted pursuant to Clause 19 above and the value at which the Resulting Company carries its investment in the Demerged Company on the Record Date (as reduced by such sum as may be determined by the board of directors (or a duly constituted committee thereof) of the Resulting Company) and the excess of the latter over the former shall be dealt with as under:

(i) an amount equal to Rs.111,850,000 shall be transferred to the credit of the Resulting Company's Debenture Redemption Reserve Account;

(ii) an amount equal to Rs.4,000,000 shall be credited by the Resulting Company to Other Capital Reserve Account; and

(iii) the resulting balance, if any, shall be Company's Securities Premium Account.

31. (a) The Demerged Company and the Resulting Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date. Provided that the shareholders of the Demerged Company shall not be entitled to dividend, if any, declared and paid by the Resulting Company to its shareholders for the accounting period prior to the Appointed Date.

(b) The holders of the shares of the Demerged Company and the Resulting Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right member of the Demerged Company and/or the Resulting Company to demand or claim any

dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the respective boards of directors of the Demerged Company and the Resulting Company and subject to the approval of the shareholders of the Demerged Company and the Resulting Company respectively.

PART III - OTHER TERMS & CONDITIONS

32. The Resulting Company had made a voluntary offer for the purchase of equity shares of the Demerged Company from its shareholders in pursuance of a letter of offer dated January 22, 2004, which inter alia provided an exit option to the existing shareholders of the Demerged Company during the period commencing from February 16, 2004 up to February 15, 2005. The Resulting Company proposes to discontinue the said offer in view of the provisions of this Scheme and the shareholders of the Demerged Company being entitled to the equity shares of the Resulting Company in the Share Entitlement Ratio in terms hereof and in this regard has approached the relevant stock exchanges, and subject thereto, the said offer shall stand discontinued.

33. The Demerged Company and the Resulting Company shall make necessary applications before the High Court of Kolkata and the High Court of Judicature at Bombay for the sanction of this Scheme of Arrangement under Sections 391 and 394 of the Act.

34. (a) The Demerged Company (by its board of directors) and the Resulting Company (by its board of directors), either by themselves or through a committee or authorised officers appointed by them in this behalf, may, in their full and absolute discretion, assent to any alteration or modification to this Scheme including but not limited to those which the Court may deem fit to approve or impose.

    (b) The Demerged Company (by its board of directors) and the Resulting Company (by its board of directors), (either by themselves or through a committee or authorised officers appointed by them in this behalf), may give such directions as they may consider necessary to settle any question or difficulty arising under this Scheme or in regard to and of the meaning or interpretation of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the respective companies), or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any of those (to the extent permissible under law).

    (c) The Demerged Company (by its board of directors) and the Resulting Company (by its board of directors), (either by themselves or through a committee or authorised officers appointed by them in this behalf), may, in their full and absolute discretion, modify, vary or withdraw this Scheme prior to the Effective Date in any manner at any time.

    (d) Any issue as to whether any asset, liability, employee, legal, taxation or other proceedings pertains to the Demerged Undertaking or not shall be decided by the boards of directors of the Demerged Company and the Resulting Company, either by themselves or through a committee or authorised officers appointed by them, in this behalf on the basis of any evidence that they may deem relevant for this purpose (including the books and records of the Demerged Company).

35. This Scheme is conditional upon and subject to:

(a) this Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors (where applicable) of the Demerged Company and the Resulting as requires under the Act and the requisite orders of the High Court of Calcutta and the High Court of Judicature at Bombay referred to in Clause 33 hereof being obtained;

(b) such other sanctions and approvals including but not limited to in principle approvals, sanctions of any Governmental Authority (in relation to the transfer of mining leases/prospecting licenses, sales tax benefits or entitlements or loans), as may be required by law in respect of this Scheme being obtained; and

(c) the certified copies of the orders of the High Court referred to in this Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, West Bengal.

36. In the event of non-fulfillment of any or all obligations under this Scheme by any party towards any other party, inter-se or to third parties and non-performance of which will place the other party under any obligation, then such defaulting party will indemnify all costs and interest to such other affected party.

37. In the event of this Scheme failing to take effect by March 31, 2005 or such later date as may be agreed by the respective Boards of Directors of the Demerged Company and the Resulting Company, this Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no right and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each company shall bear its own costs or shall bear costs as may be mutually agreed.

38. All costs, charges, levies and expenses in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne and paid for by the Resulting Company.

Schedule I

Opening Financial Statement

Opening Balance Sheet of Demerged Undertaking as at 1st April,2004

	Rs. (Crores)	Rs.(Crores)
SOURCE OF FUNDS		
Net Worth (Balancing Figure)		994.49
LOAN FUNDS		
Secured Loans	484.84	
Unsecured Loans	3.54	
		488.38
TOTAL		**1482.87**
APPLICATION OF FUNDS		
FIXED ASSETS		
Cost	1559.05	
Less : Depreciation	654.01	
Net Block	905.04	
Capital Work-in-progress	115.03	
		1020.07
INVESTMENTS		309.25
NET CURRENT ASSETS		309.31
DEFERRED TAX		
Deferred Tax Liability		-163.87
DEFERRED REVENUE TERMS		
Miscellaneous Expenditure		8.11
TOTAL		**1482.87**

Schedule II

Mining and Prospecting Leases

I. Jharkhand

A. Existing Bauxite Leases

1. Mining lease covering 96.84 hectares at village: Bagru, Bhusar & Hisri, (Bagru) Dist, Lohardaga, including renewal applications and related proceedings.

2. Mining lease covering 140. 06 hectares at village: Serangdag, Hanrup and Paunri, (Serangdag Dist. Gumla).

3. Mining lease covering 19.58 hectares at village: Hisri, Champi and Korgo (Hisri New) Dist. Lohardaga, including renewal approved by the Government of India in 1998 and other applications and related proceedings etc.

4. Mining lease covering 13.38 hectares at village: Hisri, Chanpi and Korgo (Hisri Old) Dist. Lohardaga

5. Mining lease covering 84.77 hectares at village: Bhusar and Kekrang (Bhusar) Dist. Lohardaga, including renewal approved by the Government of India in 1998 and other applications and related proceedings etc.

6. Mining lease covering 134.33 hectares at village: Pakhar and Semardih (Pakhar) Dist. Lohardaga, including renewal approved by the Government of India in 1997 and other applications and related proceedings etc.

B. Pending applications for Bauxite Leases covering an aggregated of 1277.27 hectares in various villages in District Gumla.

II. Maharashtra

A. Existing Bauxite Leases

1. Mining lease covering 204.67 hectares (non-forest land) at village: Durgmanwadi, Padali, Karanje, Padasali (lease named as Redhanagari or Durgmanwadi) Dist. Kolhapur. Registration No. 1911/2000.

2. Mining lease covering 106.76 hectares at village: Bhagoli, Pilani, Kokare, Umgaon, Nhaveli and Chandgad (Kasarsada) Dist. Kolhapur.

3. Mining lease covering 284 heactares at village: Kanor Khurd, Pundre, Kanur Badruk, Thamapur (Nagartaswadi) District Kolhapur For 42.9 hectares vide registration no. 1079/2000 dated 5.9.00.

4. Mining lease covering 484.24 hectares at Idergunj, District Kolhapur vide letter No. 596/1998 dated 21.4.98.

5. Mining lease covering 16 hectares at village: Kitwade and Hajgoli (Mogalgad) District Kolhapur, including renewal applications and related proceedings etc..

B. New Bauxite Leases applied for in various villages in District Kolhapur.

6. Mining lease applied for 2503 hectares area at village: Dhangarwadi, Ainewadi, Yelwan Jugul, Manoli, Gajapur,Hambavalli, Javalli and Gholsawade, (Dhangarwadi) District Kolhapur, including the related proceedings etc..

7. Mining lease applied at village: Udgiri, Shitur, Shirale, Tambave, Niwale (Udgiri) District Kolhapur, including the related proceedings etc.

III. Bauxite Leases in Karnataka

1. Mining lease covering 22.26 hectares at village: Kalmani and Chapoli (Jamboti lease), District Belgaum including renewal application and related proceedings.

2. Mining lease covering 29.14 hectares at village: Dhamne (Dhamne lease), District Belgaum including renewal application and related proceedings.

3. Mining lease covering area of 134.36 hectares in village: Warkadapatiya, Kirvale, Dongargaon(Kirwale lease), District : Belgaum including renewal application and related proceedings.

IV Orissa

A. Existing Coal Mining Lease

1. Mining lease covering 170.305 hectares at village: Khinda (Talabira I) Dist. Sambalpur

Schedule III

Details of specific debentures and loans arising out of the activities and operation on the Demerged Undertaking and being transferred to the Resulting Company (o/s as on 31/03/2004).

A	**Secured Loans**	**Rs.in crores**
	ECB (USS 12.5 M Loan	61.95
	ECB (USS 40 M Loan)	156.74
	9.95% Non-convertible Debentures	50.00
	Rupee Term Loan From FI	0.88
	Rupee Term Loan from Bank	2.68
	Worling Capital Loans FC Loans from Banks(PCFC)	 38.83
	Total	**311.08**
B	**Unsecured Loans**	
	FC Loans from banks on Capital imports (Buyers Credit)	3.54

Schedule IV

Allocation of multipurpose borrowings to the Demerged Undertaking (o/s as on 31/03/2004)

Rs.in crores

	Total	Transferred to Resulting Company
6.60% Non-Convertible Debentures	50.0	48.68
Working Capital Loan • (WCDL, CC etc)	 115.36	 112.32
• FC Loan from Bank - FCNR (B)	13.10	12.76
Total	**178.46**	**173.76**

HIGH COURT, BOMBAY

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY PETITION NO. 934 OF 2007
CONNECTED WITH
COMPANY APPLICATION NO. 1061 OF 2007

In the Matter of Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

Hindalco Industries Limited........ Petitioner Company

Coram : A. M. Khanwilkar J

Date : 18th January, 2008

Mr. Vikram B. Trivedi with Mr. Sunil Tilokchandani and Ms. Purvi Doctor i/b M/s. Manilal Kher Ambalal & Co. for the Petitioner Company.

Ms. Heena Shah with Mr. S. K. Mohaparkar for RD.

1. Heard learned counsel for the parties.

2. This company Petition No. 934 of 2007 has been filed by Hindalco Industries Limited, the Transferee Company.

3. This Petition has been filed for obtaining sanction to the Scheme of Amalgamation of Indian Aluminum Company, Limited with Hindalco Industries Limited under section 391 to 394 of the Companies Act. 1956.

4. Counsel appearing on behalf of the Petitioner Company has complied with all the statutory requirements as per direction of this Hon'ble Court and they have filed necessary Affidavits of compliance in Court, However, Petitioner Company also undertakes to comply with all statutory requirements if any, as required under the Companies Act, 1956.

5. Upon perusal of the entire material placed on records, the Scheme appears to be fair and reasonable and is not violative of any provisions of law and is nor contrary to any public policy. None of the parties concerned has come forward to oppose the scheme.

6. No creditor has filed an affidavit objecting the Scheme of Amalgamation till date. The Petitioner Company has filed an affidavit dated 16th January, 2008 placing on record the letters received from the creditors.

7. The notice of Petition was also given to Regional Director who after having obtained report from the Registrar of Companies and examining the Scheme has filed an affidavit stating that the Scheme is not prejudicial to the interests of creditors and shareholders. There is no objection to the scheme save and except as stated in para 6 of the Affidavit of the Regional Director wherein the Petitioner Company is directed to give an undertaking that they shall comply with the accounting treatment as prescribed under the Accounting standard 14 i.e. 'Accounting for Amalgamation issued by the Institute of Chartered Accountants of India'.

8. The Petitioner Company undertakes to comply with Accounting Standard 14 (AS14) laid down by the Institute of Chartered Accountants of India. Undertaking given by Mr. Anil Malik, Company Secretary of the Petitioner Company is accepted.

9. There is no objection to the Scheme save and except as stated in para 6 of the Affidavit of the Regional Director and since all the requisite statutory compliances have been fulfilled, Company Petition No. 934 of 2007 filed by the Company is made absolute in terms of prayer clauses(a) to (h).

10. Counsel for Petitioner Company submits that the Petition filed by the Transferor Company is pending before the Calcutta High Court. Sanctioning of the Scheme is subject to the order of Calcutta High Court in the Petition filled by the Transferor Company.

11. The Petitioner Company to lodge a copy of this order and the scheme with the concerned Superintendent of Stamps for the purpose of adjudication of stamp duty payable, if any, on the same within 30 days of obtaining the certified copy and / or an authenticated copy of order.

12. The Petitioner Company has to pay the cost of Rs. 5000/- to the Regional Director within the four weeks from the date of order.

13. Filing and issuance of drawn up order is dispensed with.

14. All the authorities concerned are directed to act on a copy of this order alongwith Scheme duly authenticated by the Company Registar.

Order sanctioning the Arrangement embodied in the)
Scheme of Arrangement under Sections 391 to 394)
of the Companies Act, 1956 drawn on the)
application of M/s. Manilal Kher Ambalal & Co.)
MKA Chamber (Crossley House), British Hotel Lane)
Off. Mumbai Samachar Marg, Fort, Mumbai-400 001)

By the Court
For **Prothonotary & Senior Master**
(A. M. Khanwilkar J)

Sealer
Dated 25th day of January 2008

SCHEME OF AMALGAMATION
OF
INDIAN ALUMINIUM COMPANY, LIMITED
WITH
HINDALCO INDUSTRIES LIMITED

THE SCHEME:

This Scheme provides for the amalgamation of Indian Aluminium Company, Limited, the Transferor Company with Hindalco Industries Limited, the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

The Scheme is divided into the following parts:

1. Part A - deals with the introduction and definitions.
2. Part B - deals with amalgamation of the Transferor Company with the Transferee Company.
3. Part C - deals with accounting treatment for the amalgamation in the books of Transferee Company.
4. Part D - deals with the general terms and conditions that would be applicable to the entire Scheme.
5. Part E - deals with other terms and conditions

In addition to the above, the Scheme also provides for various other matters consequential or otherwise integral to it.

Description of the Companies

1. The Transferor Company is presently engaged inter alia in conducting and carrying on packaging business comprising mainly of manufacture and sale of aluminium foil.

2. The Transferee Company is engaged in various businesses including the manufacture, production, marketing and, dealing in alumina, aluminium and downstream aluminium products, the generation of electricity, the manufacture of copper and certain precious metals, the processing, production, manufacture and marketing of certain types of chemicals (including di-ammonium phosphate) and rendering assistance and services in relation to the same and making of investments.

3. This Scheme provides for the transfer and vesting by way of a merger of the Undertaking (as defined hereinafter) of the Transferor Company in the Transferee Company and the consequent issue of shares by the Transferee Company to the shareholders of the Transferor Company.

PART A - INTRODUCTION & DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

A-1. "Act" means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof from time to time and any reference to the provisions of the said Act shall be construed accordingly;

A-2. "Appointed Date" means April 1, 2007;

A-3. "Courts" or "High Courts" mean the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Calcutta and shall include the National Company Law Tribunal, if applicable.

A-4. "Effective Date" means the last of the dates on which the conditions and matters referred to in Clause D-6 hereof occur or have been fulfilled or waived;

A-5. "Hindalco" or the "Transferee Company" means Hindalco Industries Limited, a company incorporated under the Act and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030, Maharashtra;

A-6. "Indal" or the "Transferor Company" means Indian Aluminium Company, Limited, a company incorporated under the Act and having its registered office at 1 Prafulla Chandra Sen Sarani (formerly known as Middleton Street), Kolkata - 700 071, India;

A-7. "Preference Shares" shall mean 6% Redeemable Cumulative Preference Shares of the Transferee Company of Rs. 2 each credited as fully paid up and redeemable on 1st April, 2009 with cumulative dividend.

A-8. "Record Date" shall have the meaning ascribed to it in Clause B-12 hereof;

A-9. "Scheme" means this Scheme of Amalgamation in its present form or with any modifications approved or directed by the Courts;

A-10. "Share Exchange Ratio" shall have the meaning ascribed to it in Clause B-12 hereof;

A-11. "Undertaking" shall mean the business of the Transferor Company on a going concern basis, consisting inter alia of:

(i) all assets and properties of the Transferor Company wherever situated, including the right to use such assets and properties, whether movable or immovable, tangible or intangible, plants and machineries, land, buildings, offices, capital work-in-progress, rolling stocks, investments, current assets (including inventories, sundry debtors, bills of exchange, loans and advances etc.), vehicles, D.G. sets, godowns, stocks and stores, warehouses, furnitures, fixtures, office equipments, appliances, accessories, power lines, water pipelines, depots, share of any joint assets, and other facilities and premises;

(ii) Without prejudice to the generality of the foregoing clause, the Undertaking of the Transferor Company shall include movable and immovable properties including investments, claims, powers, authorities, allotments, approvals, consents, registrations, contracts, engagements, arrangements including technical collaborations, product licensing arrangements, know-how, all permits, quotas, rights, entitlements, export/import incentives and benefits including Duty Entitlement Pass Book Scheme (DEPB) and advance licences, industrial and other

licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or potential and whether under agreements or otherwise), municipal permissions, approvals, consents, subsidies, tenancies in relation to the office and/or residential properties, all other intellectual properties including trade marks, patents, designs, copyrights, including any applications for registrations of the same and right to use such intellectual and industrial property rights; trade secrets, confidential information, domain names, benefit of any deposits, privileges, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, licences, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, fascsimile connections, internet, leased line connections, and installations, utilities, electricity and other services, provisions and benefits of all agreements, privileges, contracts and arrangements, including technological licensing agreements, computer programs, manuals, data, catalogues, sales and advertising materials, dossiers, registered/unregistered user rights and licences, and all other rights hereafter accruing and other interests in connection with or relating to the Transferor Company.

(iii) all earnest moneys and/or security deposits paid by the Transferor Company.

(iv) all records, files, papers, engineering and process information, computer programmes, software licenses, drawings, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form; and

(v) all present and future liabilities including contingent liabilities and shall further include any obligations under any licenses and/or permits.

Capital Structure

The Share Capital Structure of the Transferor Company as on 31st March, 2007 is as follows:

Transferee Company:	**As at 31st March, 2007**	
	Nos	**Rs. in Lacs**
SHARE CAPITAL **AUTHORIZED** Ordinary (" Equity") Shares of Rs. 2 each	100,000,000	2,000.00
Unclassified Shares of Rs. 10 each Cumulative Redeemable Preference	49,600,000	4,960.00
Shares of Rs. 100 each	40,000	40.00
		7,000.00
ISSUED, SUBSCRIBED AND PAID-UP Ordinary ("Equity") Shares of Rs. 2 each Out of 71,257,131 Ordinary Shares, 69,160,477 shares are held by the Transferee Company	71,257,131	**1,425.14**

The Share Capital Structure of the Transferee Company as on 31st March 2007 is as follows:

Transferee Company:	**As at 31st March, 2007**	
	Nos	**Rs. in Lacs**
SHARE CAPITAL **AUTHORIZED** Equity Shares of Re. 1/- each.	1,450,000,000	14,500.00
14% Redeemable Cumulative Preference Shares of Rs. 100/- each	500,000	500.00
		15,000.00
ISSUED Equity Shares of Re. 1/- each	1,159,329,501	**11,593.30**
SUBSCRIBED AND PAID-UP Equity Shares of Re. 1/- each fully paid-up Equity Shares of Re. 1/- each (Called & paid-up of Re. 0.50 each)	927,808,470 231,521,031	9,278.08 1,157.61
Less: Face value of Shares forfeited	60,500	**10,435.69** 0.61
Add: Forfeited Shares Account (Amount Paid-up)	**10,435.08**	0.30
	10,435.38	
Less: Call-in-Arrears		2.90
		10,432.49

PART B - AMALGAMATION OF THE TRANSFEROR COMPANY.

Transfer and Vesting of the Undertaking:

B-1. Upon the coming into effect of this Scheme, and with effect from the Appointed Date, the Undertaking of the Transferor Company (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances) shall, subject to the provisions of Clauses B-2 and B-3 in relation to the mode of vesting and pursuant to the provisions of the Act and without any further act, instrument or deed, be transferred to and vested in and/ or deemed to have been transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Transferee Company subject to Clause B-6 of this Scheme in relation to charges thereon in favour of banks and/or financial institutions.

B-2. In respect of such of the assets of the Transferor Company as are movable in nature or are otherwise capable of transfer by manual delivery of possession, payment or by endorsement and delivery, the same may be so transferred by the Transferor Company and shall become the property of the Transferee Company.

B-3. In respect of such of the assets belonging to the Transferor Company other than those referred to in Clause B-2 above, the same shall, as more particularly provided in Clause B-1 above, without any further act, instrument or deed, be transferred to and vested in

and/or be deemed to have been and stand transferred to and vested in the Transferee Company with effect from the Appointed Date pursuant to the provisions of section 394 of the Act.

B-4. All debts, liabilities, outstandings and receivables of the Transferor Company shall on and from the Appointed Date, stand transferred to and vested in the Transferee Company without any further notice or other intimation to the debtors and the debtors shall be obliged to make payments to the Transferee Company on and after the Effective Date.

B-5. All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been accrued to and/or acquired for and on behalf of the Transferee Company and shall, upon the coming into effect of this Scheme, pursuant to the applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Transferee Company to that extent and shall become the estates, assets, rights, title, interests and authorities of the Transferee Company.

B-6. Upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All secured and unsecured debts (whether in Indian Rupees or foreign currency), all liabilities, duties, obligations and undertakings of the Transferor Company of any nature whatsoever along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "Liabilities") shall, pursuant to the applicable provisions of the Act, without any further act, instrument or deed, be and stand transferred to and vested in or be deemed to have been transferred to and vested in, the Transferee Company, so as to become the Liabilities of the Transferee Company and that it shall not be necessary to obtain the further consent of any third party or other person who is a party to any contract or any arrangement by virtue of which such liabilities have arisen, in order to give effect to the provisions of this Clause.

(b) All debentures, bonds, notes or other debt securities of the Transferor Company, whether convertible into equity or otherwise, (the "Securities"), shall pursuant to the applicable provisions of the Act, without any further act, instrument or deed become Securities of the Transferee Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by and against the Transferee Company as effectually as if instead of the Transferor Company, the Transferee Company had issued the same.

(c) The security or charge relating to loans, debentures or borrowings of the Transferor Company shall continue to relate to the said assets as they hitherto relate after the Effective Date and shall not relate to or be available as security in relation to the borrowings of the Transferee Company for so long as the said security or charge remains outstanding.

(d) The assets of the Transferee Company shall not relate to or be available as security in relation to the said borrowings of the Transferor Company unless the Transferee Company otherwise agrees.

(e) Where any of the Liabilities of the Transferor Company as on the Appointed Date transferred to the Transferee Company have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Transferee Company.

(f) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date subject to the provisions of this Scheme shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the debts, duties, undertakings, liabilities and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

B-7. For the removal of doubts it is clarified that to the extent that there are inter-company loans, deposits, obligations, balances or other outstandings including any interest thereon, as between the Transferor Company and the Transferee Company, the obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of account and records of the Transferee Company for the reduction of such assets or liabilities as the case may be.

B-8. Legal Proceedings:
Upon the coming into effect of this Scheme, all suits, actions and proceedings (the "Proceedings") by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually as if the same had been pending and/or had arisen by or against the Transferee Company.

B-9. Contracts

(a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements, assurances and other instruments of whatsoever nature ("Contracts") to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Transferee Company as the case may be and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company may if and wherever necessary, enter into and/or issue and/or execute deeds, writings or confirmations at any time, enter into any tripartite arrangements, confirmations or novations prior to the Effective Date to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

(b) The Transferee Company may, at or any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, under the provisions of Part B of this Scheme, be deemed to be authorized to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

B-10. Saving of Concluded Transactions:
The transfer of the Undertaking of the Transferor Company, the continuance of Proceedings and the effectiveness of Contracts as mentioned hereinabove, shall not affect any transaction or Proceedings already concluded by the Transferor Company on or before

the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

B-11. Employees:

(a) Upon the coming into effect of this Scheme, all permanent employees who are on the rolls of the Transferor Company on the Effective Date shall become the permanent employees of the Transferee Company, on such date and subject to the provisions hereof, on terms and conditions not less favourable than those on which they are engaged and/or which are applicable to them in the Transferor Company and without any interruption of service as a result of the transfer.

(b) The arrangements relating to the existing provident fund with Regional Provident Fund Commissioner and superannuation fund with the Life Insurance Corporation with respect to the employees of the Transferor Company shall be continued by the Transferee Company or may be substituted with any other arrangements that would not be less favourable to the employees.

B-12. Reorganization of Capital:

(a) The provisions of this Section shall operate notwithstanding anything to the contrary in this Scheme.

(b) The Transferee Company holds 97.06 % consisting of 6,91,60,477 equity shares of Rs. 2 each of the issued, subscribed and paid-up capital of the Transferor Company as on 31st March 2007. Upon the Scheme becoming effective the entire share capital held by the Transferee Company and/or its nominees in the Transferor Company shall stand cancelled without any further application, act or deed and without allotment of any new shares by the Transferee Company in lieu thereof.

(c) In consideration of this Scheme and as an integral part thereof, the share capital of the Transferee Company shall be restructured and reorganized in the manner set out herein.

(d) Upon the Scheme coming into effect and in consideration of the transfer and vesting of the Undertaking of the Transferor Company pursuant to Part B of this Scheme, the Transferee Company shall, subject to Clause B-12 (b) above, without any further act or deed, issue and allot to each member of the Transferor Company, other than itself and its nominees, whose name is recorded in the register of members of the Transferor Company on a date (the "Record Date") to be fixed in that behalf by the Board of Directors or a committee thereof of the Transferor Company, shares in the Transferee Company in lieu of the shares held by them in the Transferor Company in the following ratio (the "Share Exchange Ratio").

(i) 1 (One) equity share of Re.1/- each in the Transferee Company credited as fully paid up ("New Equity Shares") for every 170 (One Hundred and Seventy) equity shares of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company;

Or

(ii) 1 (One) 6% Preference Share in the Transferee Company credited as fully paid up for every 1 (One) equity share of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company.

(e) The members of the Transferor Company excepting those holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall accordingly have the option to take either New Equity Shares or Preference Shares in the Transferee Company as above. Such option shall however not be available in respect of the fractional equity shares, if any, to which such members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company may be entitled in terms of the Share Exchange Ratio for New Equity Shares specified in Clause B-12 (d) (i) above. In lieu of the equity shares in the Transferor Company represented by such fractional entitlements, they shall be entitled to receive only corresponding number of Preference Shares for such residual equity shares in accordance with the Share Exchange Ratio specified in Clause B-12 (d) (ii) above. Pursuant to the Scheme becoming effective, the Transferee Company shall accordingly send to the eligible members of the Transferor Company an appropriate intimation and option form requiring them to exercise their option as above no later than 20 days from the date thereof.

(f) The members of the Transferor Company holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall not have such option and shall be entitled only to Preference Shares in the Transferee Company in the Share Exchange Ratio for Preference Shares specified in Clause B-12 (d) (ii) above.

(g) In default of the exercise of option by the members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of the Transferor Company in the manner and within the time specified in the intimation and option form, such members shall be issued and allotted Preference Shares in the ratio specified in Clause B-12 (d) (ii) above.

(h) The New Equity Shares to be issued by the Transferee Company pursuant to sub clause (d) above shall rank pari passu in all respects with the existing equity shares of the Transferee Company save and except that the New Equity Shares shall be entitled to dividend, if any, with effect from the Appointed Date. The Preference Shares to be issued by the Transferee Company pursuant to sub clause (d) above shall carry a preferential right to payment of dividend at the rate of 6% per annum with effect from the Appointed Date on a cumulative basis and such Preference Shares shall be redeemable on April 1, 2009. Such Preference Shares shall carry other rights applicable to the preference shares of the Transferee Company as specified in clause B.13(b) herein. The New Equity Shares and Preference Shares to be issued by the Transferee Company shall be subject to the Memorandum and Articles of Association of the Transferee Company. Further such New Equity Shares and Preference Shares shall, subject to applicable regulations, be listed and/or admitted to trading on the stock exchange(s) where the equity shares of the Transferee Company are listed and/or admitted to trading.

(i) The shares issued to the members of the Transferor Company pursuant to sub-clause (d) above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of the Transferor Company to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares in the Transferee Company

shall be issued to such members in dematerialized form provided that the members of the Transferor Company shall have an account with a depository participant and provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the dematerialized shares to the account of such member of the Transferor Company. In the event that the Transferee Company has received notice from any member that the shares are to be issued in the certificate form or if any member has not provided the requisite details relating to the account with a depository participant or other confirmations as may be required, then the Transferee Company shall issue the shares in certificate form to such members.

(j) The shares to be issued by the Transferee Company pursuant to sub clause (d) above in respect of such of the equity shares of the Transferor Company which are held in abeyance shall also be kept in abeyance.

(k) In the event of there being any pending share transfer, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors or any committee thereof of the Transferor Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Transferor Company as if such changes in registered holder were operative as on the Record Date. In order to remove any difficulties arising out of such transfer of shares in the Transferor Company and in relation to the shares issued by the Transferee Company after the effectiveness of this Scheme, the Board of Directors of the Transferor Company shall be empowered to remove such difficulties as may arise in the course of implementation of this Scheme and registration of new members in the Transferee Company on account of difficulties faced in the transaction period.

(l) Unless otherwise determined by the Board of Directors or any committee thereof of the Transferor Company and the Board of Directors or any committee thereof of the Transferee Company, issuance of shares in terms of sub clause (d) above shall be completed within 90 days from the Effective Date.

(m) No shares shall be issued by the Transferee Company in terms of sub clause (d) above in respect of the equity shares held on the Record Date by the Transferee Company and its nominees in the Transferor Company.

B-13. Alteration in the Memorandum & Articles of Association:

(a) As an integral part of the Scheme and upon the coming into effect of this Scheme, the Capital Clause V of the Memorandum of Association of the Transferee Company shall stand amended without any further act, deed, permission and/or compliances, reading as under.

"V. The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores only) divided into 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1 (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each carrying an appropriate rate of dividend as may be determined by the Articles of Association of the Company (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares

in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

(b) As an integral part of the Scheme and upon the coming into effect of this Scheme, Articles 4(i)(a), 4(i)(b), 4(i)(c), 4(i)(d), 4(ii)(a) and 4(ii)(e) of the Articles of Association of the Transferee Company shall stand amended any further act, deed, permission and/or compliances, as under.

Existing Articles 4(i)(a), 4(i)(b), 4(i)(c) and 4(i)(d) shall stand substituted by the following Articles:

"4(i) (a) The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores only) divided into 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1 (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each carrying an appropriate rate of dividend as fixed by the Board at the time of issue in accordance with applicable provisions of law if any, or otherwise, (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Act and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations.

4(i) (b) Out of the aforesaid 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs.2 (Rupees Two) each, 21,00,000 (Twenty One Lakhs) preference shares (Indal Shares) carrying a rate of dividend of 6% per annum, shall be reserved for allotment to the members of Indian Aluminium Company, Limited (Indal) as shall be required in terms of the Scheme of Amalgamation of Indal with the Company sanctioned by the High Court of Judicature at Bombay and the High Court at Calcutta on the petitions presented to the said Courts. The same shall be redeemed at par by the Company on 1st April 2009 and for the purpose of such redemption, the provisions of Section 80 of the Act shall apply.

4(i) (c) The Redeemable Cumulative Preference Shares mentioned in sub-clause (a) above (Preference Shares) shall confer upon the holders thereof the rights out of the profits of the Company resolved to be distributed, to a fixed Cumulative Preferential Dividend at the rate determined in accordance with the provisions of Article 4(i)(a) above (free of Company's tax subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force) on the Capital for the time being paid-up thereon and shall carry rights including in a winding-up

to repayment of the Capital together with arrears of such fixed dividend accrued upto the commencement of the winding-up (whether earned or declared or not) in priority to the Equity Shares but shall not confer the right to any further participation in either profits or assets.

4(i) (d) The holders of the Preference Shares shall be entitled to dividend proportionately to the amounts paid, or credited as paid on the said Shares, and in the year of allotment, proportionately also to the portion of the period in respect of which the dividend is to be paid, being the portion commencing from the date of allotment and ending at the close of such period. Notwithstanding the foregoing, holders of Indal Shares shall be entitled to dividend with effect from 1st April 2007.

The existing Article 4(ii)(a) shall stand amended so as to read as under:

"4(ii) (a) Subject to the provisions of Section 80 of the Act, the Directors may at any time as may be determined by them, but not later than twenty years from the date of issue and allotment of the Preference Shares (excepting Indal Shares), apply the net profits or the moneys of the Company, which may be lawfully applied for the purpose, including any proceeds of a fresh issue of Shares made for the purpose of redemption, in redemption of the whole or any part of the Preference Shares for the time being issued and outstanding at par, together with a sum equal to the arrears of fixed dividend thereon, (whether earned or declared or not) down to the date of redemption.

In existing Article 4(ii)(e) the word "ten" shall be substituted by the word "twenty". "

PART C - ACCOUNTING TREATMENT

C-1. General accounting treatment:

(a) With effect from the Appointed Date and upon the Scheme becoming effective, the unabsorbed depreciation and losses of the Transferor Company shall be treated as the unabsorbed depreciation and losses of the Transferee Company as on the Appointed Date and the Transferee Company shall be entitled to carry forward the losses and unabsorbed depreciation of the Transferor Company and to revise its tax returns and including any loss, returns, related tax deduction certificates and to claim refund, advance tax credits, etc accordingly.

(b) All assets and Liabilities, including reserves, of the Transferor Company shall be recorded in the books of accounts of the Transferee Company at their existing carrying amounts and in the same form, save and except the items detailed below.

C-2. Treatment of certain individual Items:

(a) The difference between the cost of investments in the books of the Transferee Company representing investments in the Transferor Company together with the amounts recorded as share capital issued over the issued share capital of the Transferor Company shall be dealt in accordance with the generally accepted accounting principles.

(b) In case of any difference in the accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the general reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of the consistent accounting policy.

(c) Upon or any time after the issuance of the Preference Shares pursuant to the Scheme, the Transferee Company shall create a capital redemption reserve for redemption of such Preference Shares.

PART D- GENERAL TERMS AND CONDITIONS:

D-1. Conduct of business as and from the Appointed Date till Effective Date:

(a) The Transferor Company shall carry on and be deemed to carry on its business and activities and stand possessed of its properties and assets for and on account of and in trust for the Transferee Company and all the profits accruing to the Transferor Company or losses arising or incurred by it shall for all purposes be treated as the profits or losses of the Transferee Company as the case may be.

(b) The Transferor Company hereby undertakes to carry on its business until the Effective Date with reasonable diligence and shall not, without the written consent of the Transferee Company, alienate, charge or otherwise deal with the Undertaking or any part thereof except in the ordinary course of its business.

(c) The Transferor Company shall not without the written concurrence of the Transferee Company vary the terms and conditions of the employment of its employees except in the ordinary course of business.

(d) The Transferor Company shall not undertake any new business or any substantial expansion, of its existing business or change the general character or nature of its business except with the written concurrence of the Transferee Company.

D-2. Dividend:

(a) The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Effective Date. Provided that the equity shareholders of the Transferor Company shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its equity shareholders for the accounting period prior to the Appointed Date.

(b) The holders of the equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

D-3. Dissolution of the Transferor Company:

Pursuant to the Scheme becoming effective, the Transferor Company shall be dissolved without being wound up, without any further act, deed or instrument.

D-4. Application to relevant High Courts and other authorities:

The Transferor Company and the Transferee Company shall, with all reasonable dispatch, make respective applications under the applicable provisions of the said Act to the Hon'ble High Courts at Calcutta and Bombay for sanctioning and carrying out this Scheme of Amalgamation and for dissolution of the Transferor Company without winding up.

D-5. Modification of Amendment to the Scheme:

(a) The Transferor Company and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations, which either the Board of Directors of the Transferor Company and the Transferee Company deem fit, or which the High Courts of Bombay and Calcutta and or any other authorities under law may deem fit to approve of or impose and which the Transferor Company and the Transferee Company may in their discretion deem fit and resolve all doubts or difficulties that may arise in carrying out and implementing the Scheme and to do, authorize and execute all acts, instruments, deeds, matters and things necessary, or to review the position relating to the satisfaction of the conditions of this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing the Scheme into effect. In the event any of the conditions that may be imposed by the Court or other authorities, which the Transferor Company and the Transferee Company may find unacceptable for any reason, then the Transferor Company and the Transferee Company are at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Company and the Transferee Company may be exercised by their respective Boards of Directors, or a committee or committees of the concerned Board of Directors or any person authorized in that behalf by the concerned Boards of Directors (hereinafter referred to as "Delegates")

(b) For the purpose of giving effect of this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates of the Transferor Company and the Transferee Company may give and are authorized to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all the parties, in the same manner as if the same were specifically incorporated in this Scheme.

D-6. Scheme conditional on approval/sanctions:

This Scheme is conditional upon and subject to :

(a) This Scheme being (i) approved by the respective requisites majorities of the various classes of members and creditors (where applicable) of the Transferor Company and the Transferee Company as required under the Act and (ii) sanctioned by the Hon'ble High Courts .

(b) Such other sanctions and approvals including but not limited to in principle approvals, sanctions by any Governmental Authority (in relation to the transfer of Undertaking, sales tax benefits or entitlements or loans), if any, as may be required by law in respect of this Scheme being obtained; and

(c) the certified copies of the orders of the High Courts referred to in this Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, West Bengal.

D-7. The Boards of Directors of the Transferor Company and the Transferee Company shall, upon the conditions being satisfied, or upon waiver of any condition that is capable of being waived, declare the Scheme as having come into effect.

PART E - OTHER TERMS AND CONDITIONS:

E-1 In the event of any of the said sanctions and approvals not being obtained or waived and/or the Scheme not being sanctioned by the High Courts at Calcutta and/or Bombay, the Scheme shall become null and void, and each party shall bear its respective costs, charges and expenses in connection with the Scheme of Amalgamation.

E-2. (a) In the event of this Scheme failing to take effect finally, including without limitation, due to any of the said sanctions and approvals referred to in Clause D-6 above not being obtained and/or complied with and /or satisfied and/or waived and/or this Scheme not being sanctioned by the relevant High Courts and/or order or orders not being passed as aforesaid, before 30th June, 2008 or such other date as may be mutually agreed upon by the respective Board of Directors of the Transferor Company and the Transferee Company who are hereby empowered and authorized to agree to and extend the aforesaid period from time to time in exercise of their powers through and by the respective Delegates, this Scheme shall stand revoked/ cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or the shareholders or creditors or employees or any other person save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any right, liability or obligation which has arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out in accordance with the applicable law.

(b) Further, the Boards of Directors of the Transferor Company and the Transferee Company, including through or by the respective Delegates shall be entitled to revoke, cancel and declare the Scheme to be of no effect if such Boards of Directors are of the view that the coming into effect of the Scheme in terms of the provisions of this Scheme or filing of the drawn up orders with any authority could have adverse implication on the Transferor Company and/or the Transferee Company.

E-3. If any part or provision of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Transferor Company and the Transferee Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), (either by themselves or through a committee or authorized officers appointed by them in this behalf), may, in their full and absolute discretion, modify, vary or withdraw this Scheme prior to the Effective Date in any manner at any time.

E-4. In the event of non-fulfillment of any or all obligations under this Scheme by any party towards any other party, inter-se or to third parties and non-performance of which will place the other party under any obligation, then such defaulting party will indemnify all costs and interest to such other affected party.

E-5 On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 31 and any other provisions of the Act to the extent the same may be considered applicable.

E-6. All costs, charges, levies and expenses in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

END